Exhibit 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among

CYTYC CORPORATION,

ADMIRAL ACQUISITION CORP.,

ADIANA, INC.

and

THE MEMBERS OF THE STOCKHOLDER REPRESENTATIVE COMMITTEE

Dated as of February 26, 2007

		Page
ARTICLE 1	THE MERGER	1

Section 1.1	The Merger	1
Section 1.2	Effect of the Merger	2
Section 1.3	Charter; Bylaws	2
Section 1.4	Directors and Officers	2
Section 1.5	Capitalization and Closing Payment Amount Certificate; Net Cash Payment; Closing Date Consideration; Committee Reimbursement Amount; Initial Escrow Amount	3
Section 1.6	Additional Payments	4
Section 1.7	Maximum Aggregate Sales Contingent Payments	10
Section 1.8	Payment of Contingent Payments	11

ARTICLE 2	CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES; PAYMENTS	17

Section 2.1	Conversion of Securities	17
Section 2.2	Exchange of Certificates and Instruments for Closing Payment Amount	20
Section 2.3	Stock Transfer Books	22
Section 2.4	Dissenting Shares	22
Section 2.5	Stockholder Representative Committee	22

ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	26

Section 3.1	Organization, Good Standing and Qualification	26
Section 3.2	Subsidiaries	26
Section 3.3	Capitalization and Voting Rights	26
Section 3.4	Authorization; Binding Obligations; Governmental Consents	28
Section 3.5	Financial Statements	28
Section 3.6	Liabilities	29
Section 3.7	Agreements; Actions	29
Section 3.8	Related-Party Transactions	30
Section 3.9	Changes	31
Section 3.10	Title to Properties and Assets; Liens, Etc	32
Section 3.11	Intellectual Property	32
Section 3.12	Compliance with Other Instruments	35
Section 3.13	Litigation	36
Section 3.14	Taxes	36
Section 3.15	Employees	39
Section 3.16	Compliance with Laws; Permits	40
Section 3.17	Disclosure	40
Section 3.18	Registration or First Offer Rights	40
Section 3.19	Insurance	40
Section 3.20	Employee Benefit Plans	40

i

(continued)

ii

(continued)

iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This Agreement and Plan of Merger and Reorganization (this “Agreement”) is made and entered into as of February 26, 2007 (the “Agreement Date”), by and among (i) Cytyc Corporation, a Delaware corporation (the “Parent”), (ii) Admiral Acquisition Corp., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), (iii) Adiana, Inc., a Delaware corporation (the “Company”), and (iv) Douglas Kelly, David Douglass and Joan Neuscheler, acting in each case in his or her capacity as a member of the Stockholder Representative Committee referred to herein. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in Section 10.2 hereof.

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Delaware General Corporation Law (“Delaware Law”), Merger Sub shall merge with and into the Company (the “Merger”), following which the Company shall continue as the surviving corporation;

WHEREAS, the board of directors of the Company (the “Company Board”) has approved and adopted the form of this Agreement and the consummation of the transactions contemplated hereby, and has determined to submit the execution and delivery of this Agreement and the performance of the transactions contemplated hereby to the holders (the “Company Stockholders”) of the shares of the Company’s Common Stock, $0.001 par value per share (the “Company Common Stock”), and Preferred Stock, $0.001 par value per share (the “Company Preferred Stock”), for their approval in accordance with Delaware Law and the terms of the Company’s Amended and Restated Certificate of Incorporation; and

WHEREAS, the Company Board has carefully considered the terms of this Agreement and has determined that the terms and conditions of the transactions contemplated hereby, including the Merger, are fair and in the best interests of, and are advisable to, the Company and the Company Stockholders, and the Company Board recommends that the Company Stockholders vote for the approval and adoption of this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and intending to be legally bound hereby, Parent, Merger Sub, the Company and the members of the Stockholder Representative Committee hereby agree as follows:

ARTICLE 1

THE MERGER

Section 1.1 The Merger. Subject to the other terms and conditions of this Agreement, including those set forth in Article 7 hereof, the Merger shall be consummated under the following circumstances:

(a) Merger Certificate. No later than five (5) business days after the Agreement Date, the Company shall deliver to Parent a certificate of merger, substantially in the form attached hereto as Exhibit A (the “Merger Certificate”), executed by appropriate officers of the Company. The Merger Certificate shall be retained by Parent and filed upon the Closing .

(b) The Merger. After execution and delivery of the Merger Certificate, upon the terms hereof and subject to the conditions set forth herein, and in accordance with Delaware Law, at the Effective Time, Merger Sub shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the surviving corporation is referred to herein as the “Surviving Corporation”).

(c) Consummation of the Merger; Effective Time. Subject to the fulfillment or waiver of all of the conditions contained in Article 7, as soon as is reasonably practicable following the satisfaction or waiver of all of the conditions contained in Article 7, other than those conditions which by their terms are to be satisfied at Closing, a closing (the “Closing”) will be held at the offices of Bingham McCutchen LLP in Boston, Massachusetts (or such other place as the parties may agree). The date on which the Closing is actually held is referred to herein as the “Closing Date”. On the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated by filing the Merger Certificate with the Delaware Secretary of State. The term “Effective Time” means the date and time of the filing of the Merger Certificate with the Delaware Secretary of State (or such later time as may be agreed by each of the parties hereto and specified in the Merger Certificate in accordance with Delaware Law).

Section 1.2 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the Merger Certificate and as provided by the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, upon the consummation of the Merger, all the property (including, but not limited to, Intellectual Property and licenses to Intellectual Property), rights, privileges, powers and franchises of the Company and the Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of those corporations shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 1.3 Charter; Bylaws.

(a) At the Effective Time, the Certificate of Incorporation of the Surviving Corporation (the “Surviving Corporation Charter”), shall be the Certificate of Incorporation of the Company, as amended by the Merger Certificate.

(b) At the Effective Time, the bylaws of the Surviving Corporation shall be the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended as provided by Delaware Law, the Surviving Corporation Charter and such bylaws.

Section 1.4 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Surviving Corporation Charter and the bylaws of the Surviving Corporation, and until their respective successors are duly elected and qualified or until their earlier death, disability, resignation or removal. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, disability, resignation or removal.

Section 1.5 Capitalization and Closing Payment Amount Certificate; Net Cash Payment; Closing Date Consideration; Committee Reimbursement Amount; Initial Escrow Amount.

(a) Capitalization and Closing Payment Amount Certificate. No later than two (2) business days prior to the Closing, the Company shall prepare and deliver to the Parent a certificate (the “Capitalization and Closing Payment Amount Certificate”) that discloses (i) the information required to be set forth on Section 3.3 of the Company Disclosure Schedule, as of the Effective Time, (ii) the respective amounts of all unpaid third party fees, costs or expenses incurred or expected to be incurred by the Company or the Participating Rights Holders in connection with the preparation, negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including any fees and expenses of legal counsel, financial advisors and consultants), whether or not invoiced or billed prior to the Effective Time (collectively, the “Transaction Costs”), (iii) the amount (the “Indebtedness Amount”) of any outstanding Indebtedness of the Company expected to be outstanding at the Effective Time and any payment obligations of the Company or any of its Subsidiaries to any of their respective Stockholders (other than the Company) expected to be outstanding immediately prior to the Effective Time (excluding the issuance of the Merger Consideration hereunder, including payment obligations in respect of Company Options, but including, without limitation, any bonus payment obligations outstanding at the Effective Time), (iv) the aggregate amount of cash or cash equivalents expected to be held by the Company immediately prior to the Effective Time after giving effect to any exercises of options, warrants or other exercisable rights for cash, taking effect as of the time immediately prior to the Effective Time (the “Cash On-Hand Amount”), (v) the aggregate amount (the “Company Payables Amount”) of all accounts payable and similar payment obligations or accrued liabilities of the Company (excluding any amounts included in the Transaction Costs or the Indebtedness Amount) that are expected to be outstanding at the Effective Time (“Company Payables”), (vi) the aggregate amount of the Company’s liability for accrued and unpaid vacation as of the Effective Time (the “Accrued Vacation Amount”), and (vii) the Net Cash Amount (as calculated pursuant to Section 1.5(b) below), which disclosures shall be deemed to be representations and warranties of the Company hereunder made as of the Effective Time. During the period following delivery of the Capitalization and Closing Payment Amount Certificate and prior to the Closing, the Company shall provide Parent with reasonable access to the Company’s books of account and records used to prepare the Capitalization and Closing Payment Amount Certificate, and the management of the Company, for the purpose of verifying the amounts set forth therein.

(b) Net Cash Payment. At the Closing and deemed to be effective as of the time immediately prior to the Effective Time (after giving effect to all (i) exercises of Company Options, (ii) exercises of warrants to purchase Company Common Stock and Company Preferred Stock and (iii) conversions of Company Preferred Stock into Company Common Stock, that are elected by the holders thereof to be made prior to the Effective Time), the Company shall make a payment (the “Net Cash Payment”) allocated among the Company Stockholders in accordance with the terms of the Company’s Certificate of Incorporation as in effect as of the earlier of the time of such Net Cash Payment or the time immediately prior to the Effective Time, and among the holders of outstanding unexercised Company Options (assuming the exercise of all of such Company Options for cash immediately prior to such Net Cash Payment, whether or not such exercise is actually elected by the holder thereof prior to the Effective Time), an amount in cash (the “Net Cash Amount”), if any, equal to the amount, if any, by which (i) the Cash On-Hand Amount set forth in the Capitalization and Closing Payment Amount Certificate, exceeds (ii) the sum of the Indebtedness Amount, the Transaction Costs, the Company Payables Amount and the Accrued Vacation Amount, each as set forth in the Capitalization and Closing Payment Amount Certificate. The Net Cash Payment to the Company Stockholders shall be characterized as a dividend, and the Net Cash Payment in respect of outstanding unexercised Company Options shall be characterized as a one-time bonus and, to the extent held by employees of the Company, shall be made through the Company’s payroll system, subject to all applicable Tax withholding obligations of the Company. The Net Cash Payment shall be paid as promptly as practicable following the Effective Time.

(c) Closing Date Consideration. The consideration to be paid by Parent to the Participating Rights Holders at the Closing in connection with the Merger shall be the amount of the Closing Payment Amount allocated to each of such Participating Rights Holders pursuant to Section 2.1.

(d) Committee Reimbursement Amount. At the Closing, a portion of the Closing Payment Amount in cash otherwise payable to the Participating Rights Holders with respect to their shares of Company Common Stock or Company Preferred Stock, equal to $250,000 (together with any additional amounts deposited with the Stockholder Representative Committee pursuant to Section 2.5(e), the “Committee Reimbursement Amount”), shall not be paid at the Closing to the Participating Rights Holders with respect to such shares of Company Common Stock or Company Preferred Stock, but shall instead be deposited with the Stockholder Representative Committee, to be held by the Stockholder Representative Committee for the payment of expenses incurred by the Stockholder Representative Committee in performing its duties pursuant to this Agreement, and distributed in accordance with Section 2.1 hereof. The portion of the Closing Payment to be contributed hereunder on behalf of each Participating Rights Holder described above to the Committee Reimbursement Amount shall be proportionate to that portion of the Closing Payment that such Participating Rights Holder would otherwise be entitled to receive hereunder. The Committee Reimbursement Amount shall be subject to increase from time to time as provided in Section 2.5.

(e) Initial Escrow Amount. At the Closing, the Parent shall deposit $3,000,000 in cash (the “Initial Escrow Amount”) with The Bank of New York or such other escrow agent as shall be mutually agreed-upon by Parent and the Company prior to the Closing (the “Escrow Agent”), to be held by the Escrow Agent pursuant to an Escrow Agreement, substantially in the form of the attached Exhibit B (the “Escrow Agreement”), and distributed in accordance therewith. At the Closing, Parent, Merger Sub, the Company, the Stockholder Representative Committee and the Escrow Agent will execute and deliver the Escrow Agreement.

Section 1.6 Additional Payments.

(a) Certain Definitions. For purposes of this Agreement, the following definitions shall apply:

(i) “Bundled Product” means a Contingent Payment Product and one or more other products (which other products are not Contingent Payment Products and have value that is independent from, or incremental to, the Contingent Payment Product (i.e., the Bundled Product incorporating such other product has a higher value or utility than the applicable Contingent Payment Product without such other product)) that are either (a) packaged together for sale or shipment as a single unit, or (b) sold together in a kit.

(ii) “Company Incremental Amount” means, with respect to any Contingent Payment Year, the amount equal to the Worldwide Net Sales for such Contingent Payment Year, minus the amount of Worldwide Net Sales for the immediately completed previous Contingent Payment Year; provided, that in the event that the final Contingent Payment Year is a period of less than twelve months, the Company Incremental Amount for such final Contingent Payment Year shall be an amount equal to the Worldwide Net Sales for such final Contingent Payment Year minus the aggregate Worldwide Net Sales for the same calendar months during the immediately prior Contingent Payment Year as are included in the final Contingent Payment Year; and provided, further, that if the amount otherwise determined in accordance with this definition for any Contingent Payment Year is not greater than zero, then the Company Incremental Amount for such Contingent Payment Year shall be deemed to be zero.

(iii) “Company Product” means the Company’s Complete TransCervical Sterilization System for use in permanent female sterilization as it has been developed by Company prior to the Closing, and as it may be improved or modified by the Parent or the other members of the Buyer Group after the Closing for use in permanent female sterilization.

(iv) “Contingent Payment Commencement Date” means, with respect to the Contingent Payment Product, the first day of the calendar month following the month in which the FDA Milestone is achieved.

(v) “Contingent Payment Product” means any Company Product to the extent that the manufacture, marketing, sale, offer for sale or importation of such device would infringe (absent applicable appropriate licenses or other rights), in such jurisdiction of manufacture, sale, offer for sale or importation a valid and enforceable claim of any patent included in the Company Owned Intellectual Property or Company Licensed Intellectual Property issued at or prior to the Effective Time or of any patent issued after the Effective Time pursuant to a patent application included in the Company Owned Intellectual Property that has been filed prior to the Effective Time. For purposes of this definition, “valid and enforceable claim” means a claim of an issued and unexpired patent that has not been held revoked, unenforceable or invalid by a court or administrative or other government agency of competent jurisdiction and that has not been admitted to be invalid or unenforceable through reissue, reexamination, disclaimer or otherwise.

(vi) “Contingent Payment Termination Date” means the earlier of the fourth anniversary of the Contingent Payment Commencement Date or December 31, 2012, provided, that if the FDA Milestone Payment Amount upon which the FDA Milestone Payment is actually calculated equals $25,000,000, then the Contingent Payment Termination Date shall be the earlier of (x) such fourth anniversary of the Contingent Payment Commencement Date or if earlier, December 31, 2012, or (y) the date on which Parent has made (or been deemed to have made pursuant to Section 1.7) Sales Contingent Payments based on Sales Contingent Payment Amounts equal to the Maximum Sales Contingent Amount.

(vii) “Contingent Payment Year” means each of the four successive twelve consecutive calendar month periods beginning with the twelve calendar month period commencing on the Contingent Payment Commencement Date and ending with the third twelve calendar month period following the initial twelve consecutive calendar month period including the Contingent Payment Commencement Date (the “First Contingent Payment Year”, “Second Contingent Payment Year”, “Third Contingent Payment Year”, and “Fourth Contingent Payment Year, respectively), provided, that in the event that the Contingent Payment Commencement Date occurs after January 1, 2009, then the final Contingent Payment Year shall be the Contingent Payment Year that includes December 31, 2012, and such Contingent Payment Year shall be deemed to end on such date, regardless of whether or not such Contingent Payment Year includes twelve calendar months. Notwithstanding anything to the contrary in this Agreement, in no event shall any Contingent Payment Year commence after December 31, 2012, and the Contingent Payment Year ending December 31, 2012 in accordance with the preceding sentence shall be deemed to be the final Contingent Payment Year for all purposes of this Agreement.

(viii) “FDA Milestone” shall be deemed to be achieved upon receipt by any member of the Buyer Group of a written approval letter from the FDA, or a successor entity, allowing for the initiation of the marketing or sales of any Company Product in the United States for use in permanent female sterilization without any conditions or limitations to such approval other than any conditions or limitations which would not, individually or in the aggregate, materially adversely affect the marketability or commercial viability of such Company Product; provided, however, that the FDA Milestone shall be deemed to be achieved in any event upon the first commercial sale after the Effective Time by a member of the Buyer Group, or its sublicensee or authorized or licensed distributor, of a Company Product in the United States of America outside of a clinical trial.

(ix) “FDA Milestone Payment Amount” means the amount of $25,000,000; provided, that if the FDA Milestone is not achieved by November 1, 2007, then the FDA Milestone Payment Amount shall be equal to $25,000,000 minus (x) with respect to the first three full calendar months including November 2007, the product of $1,000,000 multiplied by the number of full calendar months included in the period beginning with the month of November 2007 and ending with the full calendar month immediately prior to the month in which the FDA Milestone is achieved or, if earlier, the month of January 2008, minus (y) with respect to the period following January 31, 2008, the product of $2,000,000 multiplied by the number of full calendar months included in the period beginning with the month of February 2008 and ending with the full calendar month immediately prior to the month in which the FDA Milestone is achieved, and minus (z) the product of $1,000,000 (if the FDA Milestone is achieved on or prior to January 31, 2008) or $2,000,000 (if the FDA Milestone is achieved after January 31, 2008) multiplied by a fraction, the numerator of which is the day of the month on which the FDA Milestone is achieved, and the denominator of which is the total number of days in such month. Notwithstanding anything to the contrary in this Agreement, in the event that there has been a Pregnancies Event prior to the achievement of the FDA Milestone, the FDA Milestone Payment Amount shall be equal to zero.

(x) “First Recovery Contingent Payment Amount” means the amount, if any, by which $25,000,000 exceeds the amount of the FDA Milestone Payment Amount actually calculated in accordance with the definition thereof.

(xi) “Maximum Sales Contingent Amount” means the amount of $130,000,000, provided, that in the event that the FDA Milestone Payment Amount for purposes of the FDA Milestone Payment is actually calculated to be zero as a result of the occurrence of a Pregnancies Event, then the Maximum Sales Consideration Contingent Amount shall be increased above $130,000,000 by an amount equal to the amount that the FDA Milestone Payment Amount would have been calculated to be in accordance with the definition thereof, had the Pregnancies Event not occurred.

(xii) “Per Unit Average Selling Price” means, with respect to a Contingent Payment Product, the amount equal to (x) the total amount of annual Worldwide Net Sales of such Contingent Payment Product, not including any such Contingent Payment Products that are sold as a Bundled Product, divided by (y) the total number of units of such Contingent Payment Products sold during such year, not including any such Contingent Payment Products that are sold as a Bundled Product. “Per Unit Average Selling Price” means, with respect to a product other than a Contingent Payment Product, the amount equal to (x) the total amount of annual worldwide revenue recognized by the Buyer Group for the sale of such other product, not including any such products that are sold as a Bundled Product, divided by (y) the total number of units of such products sold during such year, not including any such products that are sold as a Bundled Product.

(xiii) “Sales Contingent Payment Amount” means (a) with respect to the First Contingent Payment Year, an amount equal to 300% of the total Worldwide Net Sales of Contingent Payment Products recorded for the First Contingent Payment Year, (b) with respect to the Second Contingent Payment Year, an amount equal to 200% of the Company Incremental Amount for the Second Contingent Payment Year, (c) with respect to the Third Contingent Payment Year, an amount equal to 150% of the Company Incremental Amount for the Third Contingent Payment Year, and (d) with respect to the Fourth Contingent Payment Year, an amount equal to 150% of the Company Incremental Amount for the Fourth Contingent Payment Year. The Sales Contingent Payment Amount for the final Contingent Payment Year shall be subject to increase under certain circumstances in accordance with Section 6.11.

(xiv) “Second Recovery Contingent Payment Amount” means an amount equal to the difference of (x) $155,000,000, minus (y) the Maximum Sales Contingent Amount actually calculated in accordance with the definition thereof.

(xv) “Worldwide Net Sales” means revenue recorded by Parent (or any other applicable member of the Buyer Group if any sales contemplated hereby are recorded by such member of the Buyer Group but not by Parent) from the sales or license of Contingent Payment Products by a member of the Buyer Group or its sublicensee or authorized or licensed distributor after the Effective Time to unaffiliated third parties, in accordance with GAAP, consistently applied by Parent (or such other member of the Buyer Group) across all similar product lines, in connection with the preparation of the financial statements of such person, as publicly reported (if applicable). For purposes of clarification, when measuring the Worldwide Net Sales recorded in respect of sales of Contingent Payment Products by any person other than a member of the Buyer Group, only the revenue recorded by Parent or another member of the Buyer Group shall be included (for e.g., the transfer price or other amount received by Parent or such other member of the Buyer Group, in the event of any sales by an authorized or licensed distributor of the Contingent Payment Product manufactured by Parent, or the royalty or other license payment amounts received by Parent or another member of the Buyer Group in the case of any sales by another party which has been licensed to manufacture, market or sell Contingent Payment Products by Parent), and the amount of revenue that may be recorded or achieved by such other person who is not a member of the Buyer Group shall be disregarded. Notwithstanding anything to the contrary in this Agreement, any license payments or royalties payable in respect of the license or sublicense of Company Owned Intellectual Property or Company Licensed Intellectual Property after the Effective Time by any party that does not manufacture, market or sell Contingent Payment Products shall not be deemed to be “Worldwide Net Sales” for purposes of this Agreement.

(1) Notwithstanding anything to the contrary in this Agreement or in any financial statements prepared by Parent with respect to any Contingent Payment Year or portion thereof, or to the extent it may otherwise be required pursuant to GAAP, the term “Worldwide Net Sales” shall not include revenue recorded by Parent or any member of the Buyer Group from transactions with another member of the Buyer Group unless such other member of the Buyer Group is an end user of the Contingent Payment Product or no further resale by such member of the Buyer Group is contemplated; provided, however, that “Worldwide Net Sales” shall in such event include the revenue, if any, recorded upon the further resale of such Contingent Payment Product by such other member of the Buyer Group.

(2) Notwithstanding anything to the contrary in this Agreement or in any financial statements prepared by Parent with respect to any Contingent Payment Year or portion thereof, or to the extent it may otherwise be required pursuant to GAAP, whenever any Contingent Payment Product is sold as part of a Bundled Product and all products (including the applicable Contingent Payment Product) in such Bundled Product are sold on a “stand-alone” basis within the particular sales region of such sale, the “Worldwide Net Sales” for such Contingent Payment Product resulting from such sale of such Bundled Product shall be the product of (i) the revenue otherwise recorded by the applicable member of the Buyer Group for such Bundled Product multiplied by (ii) a fraction, the numerator of which is the Per Unit Average Selling Price of such Contingent Payment Product sold within such sales region and the denominator of which is the sum of (x) such numerator and (y) the aggregate Per Unit Average Selling Prices within such sales region of all other products included in such Bundled Product.

(b) Contingent Payments. In the event that the Merger is consummated, as additional consideration for the Merger, and subject to the set-off rights of Parent and the Surviving Corporation pursuant to Section 1.8(j) and Article 9 hereof, after the Effective Time, Parent shall make certain contingent payments (collectively, the “Contingent Payments”) to the Participating Rights Holders in accordance with the provisions of this Section 1.6 and Sections 1.8 and 2.1 hereof, and subject to the limitation on such contingent payments set forth in this Section 1.6 and Section 1.7 hereof and the provisions of Section 2.5. The Contingent Payments shall include the FDA Milestone Payment, the Sales Contingent Payments and the First Recovery Contingent Payment and Second Recovery Contingent Payment, as applicable.

(c) FDA Milestone Payment. Subject only to the set-off rights of Parent and the Surviving Corporation pursuant to Section 1.8(j) and Article 9 hereof, and other rights of reduction specifically contemplated hereby, Parent and the Surviving Corporation shall, jointly and severally, make a Contingent Payment (the “FDA Milestone Payment”) equal to the FDA Milestone Payment Amount following achievement of the FDA Milestone. Notwithstanding the foregoing, the consideration to be paid by Parent to the Participating Rights Holders at the time specified in Section 1.8 in connection with the FDA Milestone Payment shall be limited to that portion of the FDA Milestone Payment Amount allocated to such Participating Rights Holders pursuant to Section 2.1.

(d) Sales Contingent Payments. Subject only to the set-off rights of Parent and the Surviving Corporation pursuant to Section 1.8(j) and Article 9 hereof, and other rights of reduction specifically contemplated hereby, Parent and the Surviving Corporation shall, jointly and severally, make a Contingent Payment with respect to the sale of Contingent Payment Products recorded for each Contingent Payment Year (each, a “Sales Contingent Payment” and collectively, the “Sales Contingent Payments”), in accordance with Section 1.8. Notwithstanding the foregoing, the consideration to be paid by Parent to the Participating Rights Holders at the time specified in Section 1.8 in connection with each such Sales Contingent Payment shall be limited to that portion of the Sales Contingent Payment Amount for such Contingent Payment Year allocated to such Participating Rights Holders pursuant to Section 2.1.

(e) First Recovery Contingent Payment. In the event that (x) the FDA Milestone Payment Amount actually calculated in accordance with the definition thereof in connection with the making of the FDA Milestone Payment is less than $25,000,000 solely as a result of the FDA Milestone not being achieved before November 1, 2007, and (y) the Buyer Group reports aggregate Worldwide Net Sales equal to or greater than $110,000,000 during any Contingent Payment Year (provided, however, that if the final Contingent Payment Year contains fewer than twelve (12) months then, for the purposes of determining whether or not the Buyer Group reports aggregate Worldwide Net Sales equal to or greater than $110,000,000 during such final Contingent Payment Year for purposes of this paragraph (e) and the following paragraph (f) only, the final Contingent Payment Year shall be deemed to include that number of immediately preceding months in the preceding Contingent Payment Year that may be required so that the final Contingent Payment Year would consist of twelve (12) months), then, subject only to the set-off rights of Parent and the Surviving Corporation pursuant to Section 1.8(j) and Article 9 hereof, and other rights of reduction specifically contemplated hereby, Parent and the Surviving Corporation shall, jointly and severally, make a Contingent Payment (the “First Recovery Contingent Payment”) equal to the First Recovery Contingent Payment Amount.

Notwithstanding the foregoing, the consideration to be paid by the Parent and the Surviving Corporation to the Participating Rights Holders at the time specified in Section 1.8 in connection with the First Recovery Contingent Payment shall be limited to the portion of the First Recovery Contingent Payment Amount allocated to such Participating Rights Holders pursuant to Section 2.1.

(f) Second Recovery Contingent Payment. In the event that (x) the Pregnancies Event occurs, (y) the Buyer Group has reported aggregate Worldwide Net Sales equal to or greater than $110,000,000 in any Contingent Payment Year (provided, however, that if the final Contingent Payment Year contains fewer than twelve (12) months then, for the purposes of determining whether or not the Buyer Group reports aggregate Worldwide Net Sales equal to or greater than $110,000,000 during such final Contingent Payment Year for purposes of this paragraph (f) and the preceding paragraph (e) only, the final Contingent Payment Year shall be deemed to include that number of immediately preceding months in the preceding Contingent Payment Year that may be required so that the final Contingent Payment Year would consist of twelve (12) months), and (z) Parent has not paid Sales Contingent Payments based on Sales Contingent Payment Amounts equal in the aggregate to $155,000,000 then subject to the set-off rights of Parent and the Surviving Corporation pursuant to Section 1.8(j) and Article 9 hereof, and other rights of reduction specifically contemplated hereby, Parent and the Surviving Corporation shall, jointly and severally, make a one-time Contingent Payment (the “Second Recovery Contingent Payment”) equal to the Second Recovery Contingent Payment Amount. Notwithstanding the foregoing, the consideration to be paid by the Parent and the Surviving Corporation to the Participating Rights Holders at the time specified in Section 1.8 in connection with the Second Recovery Contingent Payment shall be limited to the portion of the Second Recovery Contingent Payment Amount allocated to each of such Participating Rights Holders pursuant to Section 2.1.

(g) Contingent Payments Not Certain. Each of Parent, the Company and the Stockholder Representative Committee hereby acknowledge that the achievement of the FDA Milestone is uncertain and that Parent and its Affiliates may not achieve the FDA Milestone, and it is therefore not assured that Parent will be required to pay the FDA Milestone Payment at all. Each of Parent, the Company and the Stockholder Representative Committee hereby further acknowledge that the amount of Worldwide Net Sales, if any, that Parent and its Affiliates may generate during any Contingent Payment Year is uncertain and that (i) Parent and its Affiliates may not generate any Worldwide Net Sales in any Contingent Payment Year, and (ii) it is therefore not assured that Parent will be required to make any Sales Contingent Payments for any particular Contingent Payment Year, or at all, or that either the First Recovery Contingent Payment or the Second Recovery Contingent Payment shall be payable.

(h) Parent Discretion. Without limiting the specific obligations of Parent in Sections 6.10 and 6.11, Parent shall have sole discretion over all matters relating to the Contingent Payment Products after the Effective Time, including, but not limited to, any development, testing, manufacturing, marketing and sales decisions relating to any Contingent Payment Product.

Section 1.7 Maximum Aggregate Sales Contingent Payments. Subject to the further rights of Parent and the Surviving Corporation to reduce the Contingent Payments pursuant to Section 1.8 and Article 9 hereof, Parent shall not be required to make any Sales Contingent Payments once Parent has made Sales Contingent Payments equal to the Maximum Sales Contingent Amount. Upon distributing Sales Contingent Payments equal to the Maximum Sales Contingent Amount, Parent’s obligation to make any additional or future Sales Contingent Payments pursuant to Section 1.6 shall cease, and the rights of the Participating Rights Holders to receive any further Sales Contingent Payments shall terminate. To the extent that any provision of Section 1.6 would otherwise require Parent to make a Sales Contingent Payment resulting in Parent paying Sales Contingent Payments based on Sales Contingent Payment Amounts that, in the aggregate, exceed the Maximum Sales Contingent Amount, Parent shall be entitled to reduce such Sales Contingent Payment such that the Maximum Sales Contingent Amount is not exceeded, and no further Sales Contingent Payment shall be due or payable thereafter. For purposes of this Section 1.7, any amounts offset by Parent against any Sales Contingent Payments made pursuant to Section 1.8(j), Sections 2.1(a)-2.1(c), Section 2.5(e), Section 9.4 or otherwise, shall be deemed to have been paid by Parent pursuant to this Section 1.7. For clarity, amounts offset by Parent pursuant to Section 1.8(j), Sections 2.1(a)-(c), Section 2.5(e), Section 9.4 or otherwise shall be included for purposes of determining under this Section 1.7 whether Parent has paid the Maximum Sales and Licensing Consideration Contingent Amount. Notwithstanding anything herein to the contrary, Parent shall not be required to make, and the Participating Rights Holders shall not be entitled to receive, any further Sales Contingent Payments after the Sales Contingent Payments are made in connection with the Contingent Payment Termination Date in accordance with the provisions of Section 1.8.

Section 1.8 Payment of Contingent Payments.

(a) FDA Milestone Payment. On or prior to the thirtieth (30th) day following the achievement of the FDA Milestone, Parent shall deliver to each of the Participating Rights Holders that portion of the FDA Milestone Payment Amount allocated to such Participating Rights Holder pursuant to Section 2.1.

(b) Sales Contingent Payment Amount Certificates. On or prior to the ninetieth (90th) day following the last day of each Contingent Payment Year, Parent shall deliver to the Stockholder Representative Committee a certificate (each, a “Contingent Payment Certificate”), setting forth (a) the amount of Worldwide Net Sales for such Contingent Payment Year and (b) Parent’s determination of the Sales Contingent Payment Amount, if any, for such Contingent Payment Year.

(c) Stockholder Representative Committee Audit Rights. Parent hereby grants, and shall cause the other members of the Buyer Group to grant, the Stockholder Representative Committee and their representatives and advisers, at the Stockholder Representative Committee’s sole expense, the right, exercisable no more than once during each sixty (60) day period following the receipt by the Stockholder Representative Committee of a Contingent Payment Certificate, subject to the execution of, and compliance with, a customary confidentiality agreement in form and substance reasonably satisfactory to Parent, to examine and have full access to the Buyer Group’s books of account and records of Worldwide Net Sales for the applicable Contingent Payment Year with respect to which the most recent Contingent Payment Certificate has been delivered, as well as the immediately prior Contingent Payment Year, at the location of such records on prior written notice of at least fifteen (15) days, for the purpose of verifying the amount of Worldwide Net Sales for such Contingent Payment Years (each such review shall be referred to herein as a “Contingent Payment Audit”). Notwithstanding the foregoing, absent fraud, intentional misconduct, or the discovery (following the completion of any Contingent Payment Audit) of a material fact in existence at the time of such Contingent Payment Audit and not made available by Parent to the Stockholder Representative Committee or its representatives in the course of conducting such Contingent Payment Audit, which material fact, if taken into account in the calculation of the applicable Sales Contingent Payment Amount, would have resulted in an increase in such Sales Contingent Payment Amount, the Stockholder Representative Committee or its representatives shall not be permitted to review any records of Worldwide Net Sales for any Contingent Payment Year for which a Contingent Payment Audit has previously been performed. For the purpose of conducting a Contingent Payment Audit, the Stockholder Representative Committee may hire, at its expense, one or more auditors or attorneys of the Stockholder Representative Committee’s choosing to assist in such examination, provided, that such auditors or attorneys have entered into customary confidentiality agreements with Parent in form and substance reasonably acceptable to Parent. The Stockholder Representative Committee and such representatives shall have access to all of the books and records required to perform any Contingent Payment Audit for a thirty (30) day period, beginning on the date on which access to substantially all of such books and records is first given to the Stockholder Representative Committee. Nothing in this Section 1.8(c) shall be deemed to require any member of the Buyer Group to keep any books of account or records other than those which they maintain in the ordinary course of business in its usual and customary practice, to retain any such books of account or records for any period in excess of the period for which they retain such records in the ordinary course of business in their usual and customary practice, or to provide access to any books and records other than that specified above, and no presumption shall be made against any member of the Buyer Group as a result of the absence of any such books and records as a result of the disposition of any such books and records in the ordinary course of business; provided, however, that in no case shall any member of the Buyer Group dispose of such books of account or records with respect to a Contingent Payment Year earlier than the date one hundred and eighty (180) days following the last day of the subsequent Contingent Payment Year or, if such Contingent Payment Year is the last Contingent Payment Year, the last day of such Contingent Payment Year; and, provided further, that once the Stockholder Representative Committee gives notice of its intention to commence a Contingent Payment Audit with respect to a Contingent Payment Year or Contingent Payment Years, the Buyer Group shall use commercially reasonable efforts to keep and retain all books of account relating to Worldwide Net Sales for the Contingent Payment Year or Contingent Payment Years for which such Contingent Payment Audit is being conducted that are identified in a request or requests from the Stockholder Representative Committee with respect to the Sales Contingent Payment Amount for such Contingent Payment Year or Contingent Payments Years.

(d) Dispute Notice. In the event that the Stockholder Representative Committee does not agree with the Sales Contingent Payment Amount set forth on any Contingent Payment Certificate, the Stockholder Representative Committee shall be entitled, during the period following delivery of such Contingent Payment Certificate and ending on the later of (i) ninety (90) days of delivery of such Contingent Payment Certificate or (ii) thirty (30) days following the completion of a Contingent Payment Audit commenced in connection with the delivery of such Contingent Payment Certificate (the “Dispute Period”), to give Parent written notice (a “Dispute Notice”), of such disagreement. In the event that the Stockholder Representative Committee does not deliver a Dispute Notice during the Dispute Period, the Sales Contingent Payment Amount set forth on such Contingent Payment Certificate shall irrevocably be deemed to be the final Sales Contingent Payment Amount for such Contingent Payment Year and all purposes of this Agreement, absent fraud or intentional misconduct.

(e) Agreed Contingent Payment. In the event that the Stockholder Representative Committee delivers a Dispute Notice within the Dispute Period, the Stockholder Representative Committee and Parent shall for a period of not less than thirty (30) days after delivery of the Dispute Notice attempt in good faith to resolve the Sales Contingent Payment Amount that is in dispute (the “Disputed Contingent Payment Amount”), and mutually determine any adjustments to such Sales Contingent Payment Amount (the “Agreed Contingent Payment Amount”). Parent and the Stockholder Representative Committee shall, subject to the execution of a confidentiality agreement in form and substance reasonably satisfactory to the delivering party, provide each other with such information, records and material kept in the ordinary course of business in such party’s possession and which such party may disclose without violating confidentiality obligations to third parties, as is reasonably necessary and appropriate in attempting to resolve such Disputed Contingent Payment Amount, including the delivery of a copy to the Stockholder Representative Committee of any such information, records and material, to the extent then available, that was used to calculate the amount of Worldwide Net Sales and the Sales Contingent Payment Amount set forth on each relevant Contingent Payment Certificate. If the final Agreed Contingent Payment Amount determined pursuant to this Section 1.8(e) is greater than the Sales Contingent Payment Amount set forth on the relevant Contingent Payment Certificate by an amount equal to more than the greater of (i) $1,000,000 or (ii) ten percent (10%) of the Sales Contingent Payment Amount set forth in the relevant Contingent Payment Certificate, Parent shall pay all of the reasonable out-of-pocket costs and expenses actually incurred by the Stockholder Representative Committee in connection with such Contingent Payment Audit.

(f) Arbitration of Disputes. In the event that no agreement can be reached by the Stockholder Representative Committee and Parent as to the calculation of the Disputed Contingent Payment Amount within ninety (90) days after delivery of a Dispute Notice and such disagreement relates only to the amount of Worldwide Net Sales of any Contingent Payment Product, then, pursuant to this Section 1.8(f), either party shall have the right to submit the Disputed Contingent Payment Amount to arbitration by the Boston, Massachusetts office of one (1) of the following entities or their respective successors, or such other accountants as the Company and Parent may mutually agree, so long as such entity or its successors is not the principal regularly-engaged outside accountant to Parent or the Company or any auditor that may have assisted the Stockholder Representative Committee in any Contingent Payment Audit: Deloitte & Touche LLP, KPMG, Ernst & Young LLP, PricewaterhouseCoopers, BDO Seidman, LLP, Grant Thornton LLP, or any successor entity to the foregoing (collectively, the “Accountants”); provided, however, that the engagement and charge of the Accountants shall be limited to determining the Worldwide Net Sales of any identified product or products for the applicable Contingent Payment Year used to calculate the Disputed Contingent Payment Amount, and the Appraiser shall not be entitled to determine whether any products sold by Parent or its Affiliates are Contingent Payment Products for purposes of this Agreement or any other matter. The Stockholder Representative Committee and Parent shall jointly select which of the Accountants will perform the calculation within thirty (30) days after the Stockholder Representative Committee and Parent determine that they are unable to settle the amount independently; provided, that in the event that the Stockholder Representative Committee and Parent are unable to agree upon the Accountants to perform such calculation within such thirty (30) day period, then each of the Stockholder Representative Committee and Parent shall select one of the Accountants and such Accountants shall jointly select a third Accountant to perform such calculation. The Accountants selected in accordance with the foregoing sentence shall be responsible for the determination of the Disputed Contingent Payment Amount (the “Appraiser”). The Appraiser shall determine the Disputed Contingent Payment Amount within the limitations set forth above within ninety (90) days after the date of such Appraiser’s engagement and the Appraiser shall be provided with such information and records, which may include on-site access, relating to such dispute as it may reasonably request. Any Disputed Contingent Payment Amount determined by an Appraiser in accordance with this paragraph (f) shall be deemed to be the final Sales Contingent Payment Amount for the applicable Contingent Payment Year for all purposes of this Agreement. The fees and expenses of the Appraiser shall be paid by the Stockholder Representative Committee, provided, that if the final Sales Contingent Payment Amount determined by the Appraiser in any examination conducted pursuant to this Section 1.8(f) is greater than the Sales Contingent Payment Amount set forth on the relevant Contingent Payment Certificate by an amount equal to more than the greater of (i) $500,000 or (ii) five percent (5%) of the Sales Contingent Payment Amount set forth in the relevant Contingent Payment Certificate, then Parent shall pay all of the fees and expenses of the Appraiser. If the final Sales Contingent Payment Amount determined by the Appraiser in any examination conducted pursuant to this Section 1.8(f) is greater than the Sales Contingent Payment Amount set forth on the relevant Contingent Payment Certificate by an amount equal to more than the greater of (i) $1,000,000 or (ii) ten percent (10%) of the Sales Contingent Payment Amount set forth in the relevant Contingent Payment Certificate, then Parent shall also pay all reasonable out-of-pocket costs and expenses actually incurred by the Stockholder Representative Committee in connection with any Contingent Payment Audit. Parent shall not have any right of offset with respect to any payments made pursuant to this Section 1.8(f).

(g) Final Calculation and Payment of Sales Contingent Payment. With respect to any Sales Contingent Payment Amount for any Contingent Payment Year:

(i) In the event the Stockholder Representative Committee does not deliver a Dispute Notice with respect to the Sales Contingent Payment Amount set forth on the Contingent Payment Certificate delivered for such Contingent Payment Year within the Dispute Period, or the Stockholder Representative Committee delivers to Parent a written notice (an “Agreement Notice”) informing Parent of its agreement with the Sales Contingent Payment Amount set forth on such Contingent Payment Certificate, the Sales Contingent Payment Amount set forth in the relevant Contingent Payment Certificate shall be deemed to be the final such Sales Contingent Payment Amount for such Contingent Payment Year for all purposes of this Agreement, and the Parent shall, within fifteen (15) days after such determination, pay the amounts required to be paid based on such Sales Contingent Payment Amount to the Participating Rights Holders, subject to paragraph (j) below.

(ii) In the event that the Stockholder Representative Committee delivers a Dispute Notice pursuant to Section 1.8(d) with respect to a Sales Contingent Payment

Amount, and Parent and the Stockholder Representative Committee shall mutually determine the Agreed Contingent Payment Amount, then the Agreed Contingent Payment Amount shall be deemed to be the final such Sales Contingent Payment Amount for such Contingent Payment Year for all purposes of this Agreement, absent fraud or intentional misconduct, and Parent shall, within fifteen (15) days after such Agreed Contingent Payment Amount is determined, pay the amounts required to be paid based on such Sales Contingent Payment Amount to the Participating Rights Holders, subject to paragraph (j) below.

(iii) In the event that the final Sales Contingent Payment Amount for such Contingent Payment Year is determined by an Appraiser pursuant to paragraph (f) above, then the Parent shall, within fifteen (15) calendar days after such determination, pay the amounts required to be paid based on such Sales Contingent Payment Amount to the Participating Rights Holders, subject to paragraph (j) below.

(iv) The determination of any Sales Contingent Payment Amount pursuant to Sections 1.8(g)(i), 1.8(g)(ii) or 1.8(g)(iii) shall, in the absence of fraud or intentional misconduct, be conclusive, and Parent, Stockholder Representative Committee and Appraiser shall each be free from any and all liability resultant from such determination.

(h) First Recovery Contingent Payment. Within thirty (30) days after delivery of the Contingent Payment Certificate for the first Contingent Payment Year, if any, in which the Parent reports aggregate Worldwide Net Sales equal to or greater than $110,000,000, to the extent that a First Recovery Contingent Payment becomes payable in accordance with Section 1.6(e), the Parent shall deliver to each of the Participating Rights Holders that portion of the First Recovery Contingent Payment Amount allocated to such Participating Rights Holder pursuant to Section 2.1, provided, that to the extent that the Sales Contingent Payment Amount set forth on such Contingent Payment Certificate is greater than zero, Parent shall be entitled to delay payment of the amounts due to the Participating Rights Holders in respect of the First Recovery Contingent Payment until payment of the Sales Contingent Payment for such Contingent Payment Year.

(i) Second Recovery Contingent Payment. Within thirty (30) days after delivery of the Contingent Payment Certificate for the Fourth Contingent Payment Year, to the extent that (x) such Contingent Payment Certificate or the Contingent Payment Certificate delivered for any previous Contingent Payment Year reports aggregate Worldwide Net Sales equal to or greater than $110,000,000, and (y) a Second Recovery Contingent Payment becomes payable in accordance with Section 1.6(f), the Parent shall deliver to each of the Participating Rights Holders that portion of the Second Recovery Contingent Payment Amount allocated to such Participating Rights Holder pursuant to Section 2.1, provided, that to the extent that the Sales Contingent Payment Amount set forth on the Contingent Payment Certificate for the Fourth Contingent Payment Year is greater than zero, Parent shall be entitled to delay payment of the amounts due to the Participating Rights Holders in respect of the First Recovery Contingent Payment until payment of the Sales Contingent Payment for such Contingent Payment Year.

(j) Unilateral Right of Set-Off. Subject to the express limitations set forth in Article 9 hereof, the obligation of Parent and the Surviving Corporation to make any Contingent

Payment shall be qualified by the right of Parent and the Surviving Corporation to reduce the amount of any Contingent Payment by the amount of any Damages actually incurred or suffered, or reasonably likely to be incurred or suffered, by Parent or the Surviving Corporation; provided that with respect to Damages reasonably likely to be incurred or suffered with respect to any Third-Party Claim (as defined in Section 9.3(a)), such amount shall not exceed the stated amount of such claim. In the event that Parent sets off the amount of any Contingent Payment by the amount of any Damages that have not been, at the time such Contingent Payment is made, incurred by Parent, and it is later finally determined that the full amount of such Damages will not be incurred by Parent, then, following such determination, Parent shall either, in its discretion, (i) increase the next Contingent Payment to be made by Parent by the amount of such prior reduction attributable to such Damages that will not be incurred by Parent plus interest on such amount at the “Prime Rate” as announced from time to time by Bank of America, N.A., in Charlotte, North Carolina, or its successor, from the date of such determination until the date on which such next Contingent Payment is actually paid, or (ii) pay to the Participating Rights Holders, promptly after such determination and without interest, the amount of the prior reduction attributable to such Damages that will not be incurred by Parent in the form of an additional Contingent Payment that is otherwise paid in accordance with the terms of this Agreement (but shall not be included in any calculation of the Maximum Sales Contingent Amount).

(k) Dissenting Shares. The provisions of this Section 1.8 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Parent under this Section 1.8 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the payments to which such holder would otherwise have been entitled pursuant to Section 2.1 hereof had such shares of Company capital stock not been Dissenting Shares at the Effective Time.

(l) Assignability. The right of each Participating Rights Holder to receive Merger Consideration pursuant to this Article 1 may be assigned (i) to such Participating Rights Holder’s spouse, domestic partner, parents or parents-in-law, siblings or sibling’s in-law, or such Participating Rights Holder’s or such Participating Rights Holder’s spouse or domestic partner’s ancestors, lineal descendants or descendants by virtue of adoption, (ii) to a trust for the benefit of the Participating Rights Holder or any person named in the preceding clause (i), (iii) to another person if all or substantially all of the beneficial ownership of such person as of the date of assignment are beneficially owned by the Participating Rights Holder or any person named in the preceding clause (i), (iv) to another person, if, on the Closing Date, such other person was the beneficial owner of the shares of Company Common Stock, Company Preferred Stock, or Company Options held of record by the Participating Rights Holder, (v) to a parent, subsidiary or other affiliate of any Participating Rights Holder that is an entity or any such Participating Rights Holder’s partners, members or other equity owners, or retired partners, retired members or other equity owners, or to the estate of any of its partners, members or other equity owners or retired partners, retired members or other equity owners, or (vi) by operation of law or by will, provided, however, that the right of each Participating Rights Holder to receive Merger Consideration pursuant to this Article 1 may be assigned to no more than three (3) persons, and in no event shall Parent be required to recognize any such assignment for any purpose hereunder until the Parent has been duly notified of such assignment in a certificate to such effect executed by the members of the Stockholder Representative Committee, and receive such other certifications and other information as the Parent may reasonably request of the assigning Participating Rights Holder and any assignees.

(m) Contingent Payments Not Royalties. The Contingent Payments provided for pursuant to this Article 1 are provided as a result of bona fide difficulties in determining the present value of the Company. The Contingent Payments represent (and shall be reported by Parent as) additional consideration for the Company Common Stock and Company Preferred Stock and are not intended to be royalty payments.

ARTICLE 2

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES; PAYMENTS

Section 2.1 Conversion of Securities.

(a) Common Stock. Each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time and held by Participating Rights Holders will be converted at the Effective Time into the right to receive from Parent, (i) an amount equal to the Per Share Closing Payment, (ii) a portion of the funds deposited in escrow pursuant to Section 1.5(e) hereof, when such funds, if any, are released from escrow pursuant to the terms of the Escrow Agreement, (iii) the Per Share FDA Milestone Payment, when and if such FDA Milestone Payment is made pursuant to Section 1.6, (iv) an amount equal to the Per Share Contingent Payment associated with each Sales Contingent Payment when such payments, if any, are made pursuant to Sections 1.6 and 1.8 hereof and (v) an amount per share equal to the Per Share Recovery Payment Amount, when and if either the First Recovery Contingent Payment or the Second Recovery Contingent Payment is made in accordance with Sections 1.6 and 1.8 hereof. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the amounts specified in this paragraph (a) at the times specified therefor, associated with each Sales Contingent Payment, if any, upon the surrender of such certificate in accordance with Section 2.2 and this Section 2.1. Notwithstanding the foregoing, a portion of any Contingent Payment otherwise attributable to the Company Common Stock may be deducted from such Contingent Payment and paid to the Stockholder Representative Committee as additional Committee Reimbursement Amount in accordance with Section 2.5 or made subject to the rights of Parent and the Surviving Corporation under Section 1.8(h).

(b) Preferred Stock. Each share of each series, if any, of Company Preferred Stock issued and outstanding immediately prior to the Effective Time and held by Participating Rights Holders will be converted at the Effective Time into the right to receive (i) an amount equal to the Per Share Closing Payment that would otherwise be payable with respect to the number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible immediately prior to the Effective Time, (ii) the right to receive a portion of the funds deposited in escrow pursuant to Section 1.5(e) hereof, when such funds, if any, are released from escrow pursuant to the terms of the Escrow Agreement, (iii) the Per Share FDA Milestone Payment that would otherwise be payable with respect to the number of shares of

Company Common Stock into which such share of Company Preferred Stock is convertible immediately prior to the Effective Time associated with the FDA Milestone Payment, when and if such FDA Milestone Payment is made pursuant to Section 1.6, (iv) an amount equal to the Per Share Contingent Payment that would otherwise be payable with respect to the number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible immediately prior to the Effective Time associated with each Sales Contingent Payment, when such payments, if any, are made pursuant to Sections 1.6 and 1.8 hereof and (v) an amount per share equal to the Per Share Recovery Payment Amount, that would otherwise be payable with respect to the number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible immediately prior to the Effective Time, when and if either the First Recovery Contingent Payment or the Second Recovery Contingent Payment is made in accordance with Sections 1.6 and 1.8 hereof. All shares of Company Preferred Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the amounts described in this paragraph (b) at the times specified therefor, upon the surrender of such certificate in accordance with Section 2.2 and this Section 2.1. Notwithstanding the foregoing, a portion of any Contingent Payment otherwise attributable to the Company Preferred Stock may be deducted from such Contingent Payment and paid to the Stockholder Representative Committee as additional Committee Reimbursement Amount in accordance with Section 2.5 or made subject to the rights of Parent and the Surviving Corporation under Section 1.8(h).

(c) Disposition of Options.

(i) Option Notice. Parent shall not assume any Company Options issued under the Company’s 1997 Stock Plan (the “Company Option Plan”), or any other options, warrants or other rights to acquire Company Common Stock or Company Preferred Stock. No later than eighteen (18) days prior to the Closing Date, the Company shall send a notice (the “Option Notice”) to all holders of Company Options, pursuant to Section 12(c) of the Company Option Plan, which notice shall notify such holders that (A) Parent and the Surviving Corporation shall not be assuming or substituting for any Company Options following the Effective Time, (B) all unvested Company Options shall become vested and immediately exercisable, (C) all unexercised Company Options shall terminate on the fifteenth (15th) day following the date of such Option Notice, with such fifteen day period being referred to herein as the “Option Termination Period”, and (D) that any holder of Company Options that are not exercised prior to the end of the Option Termination Period and are terminated in accordance with the terms of the Option Notice shall be entitled to payment as provided in clause (ii) below. It is agreed and understood that for all purposes of this Agreement the parties will not treat as exercised (and will instead treat as outstanding unexercised Company Options) any Company Option that the holder has purported to exercise unless prior to the Effective Time (x) the holder of the Company Option has fully complied with the conditions to such exercise and the holder’s obligations with respect to such exercise as set out in the Company Option Plan, if applicable, and the applicable Company Option documentation (including without limitation by paying in full the applicable purchase price for the shares subject to that Company Option and any applicable amounts required to be paid in respect of withholding obligations under the Company Option Plan and applicable law), (y) the Company has issued a valid certificate for the shares of

Company Common Stock purchased upon exercise of that Company Option, as determined by Parent in its reasonable discretion, and (z) such shares are reflected as being outstanding on the Capitalization and Closing Payment Certificate. The Option Notice shall include specific procedures, mutually acceptable to Parent and the Company, to facilitate the exercise of Company Options as of the Effective Time.

(ii) Each holder of a Company Option that is terminated pursuant to the terms of the Option Notice shall be entitled to receive from the Surviving Corporation, and the Company agrees to issue, subject to Section 1.5 and, subject to applicable tax withholding, (A) payment as of the Effective Time of an amount equal to the excess, if any, of the aggregate Per Share Closing Payment that would be payable with respect to all shares of Company Common Stock that would be issuable upon exercise of such Company Option (the “Option Shares”) over the aggregate exercise price otherwise payable by the holder to acquire such Option Shares, (B) the right to receive a portion of the funds deposited in escrow pursuant to Section 1.5(e) hereof, when such funds, if any, are released from escrow pursuant to the terms of the Escrow Agreement over any exercise price otherwise payable by the holder to acquire such Option Shares, to the extent such exercise price has not previously been deducted from the Per Share Closing Payment, (C) payment out of the FDA Milestone Payment equal to the excess of the aggregate Per Share FDA Milestone Payment that would be payable with respect to such Option Shares in connection with the FDA Milestone Payment over any exercise price otherwise payable by the holder to acquire such Option Shares, to the extent such exercise price has not previously been deducted from the Per Share Closing Payment or the escrow pursuant to Section 1.5(e) (D) payment out of each Sales Contingent Payment of an amount equal to the excess of the aggregate Per Share Contingent Payment that would be payable with respect to such Option Shares in connection with each Sales Contingent Payment over any exercise price otherwise payable by the holder to acquire such Option Shares, in each case to the extent such exercise price has not previously been deducted from any Per Share Closing Payment, the escrow pursuant to Section 1.5(e), Per Share FDA Milestone Payment or Per Share Contingent Payment, when such Contingent Payments, if any, are made pursuant to Sections 1.6 and 1.8 hereof, and (E) an amount per share equal to the Per Share Recovery Payment Amount that would otherwise be payable with respect to such Option Shares in connection with the First Recovery Contingent Payment and the Second Recovery Contingent Payment, as applicable, over any exercise price otherwise payable by the holder to acquire such Option Shares, in each case to the extent such exercise price has not previously been deducted from any Per Share Closing Payment, the escrow pursuant to Section 1.5(e), Per Share FDA Milestone Payment or Per Share Contingent Payment, when and if either the First Recovery Contingent Payment or the Second Recovery Contingent Payment is made in accordance with Sections 1.6 and 1.8 hereof. Notwithstanding the foregoing, a portion of any Contingent Payment otherwise attributable to the Company Options may be deducted from such Contingent Payment and paid to the Stockholder Representative Committee as additional Committee Reimbursement Amount in accordance with Section 2.5.

(d) Treasury Stock. Each share of Company Common Stock or Company Preferred Stock held in the treasury of the Company or held by any Subsidiary of the Company immediately prior to the Effective Time shall be cancelled and extinguished at the Effective Time without any conversion thereof and no payment shall be made with respect thereto.

(e) Stock of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued fully paid and nonassessable share of common stock of the Surviving Corporation.

Section 2.2 Exchange of Certificates and Instruments for Closing Payment Amount.

(a) Exchange Procedures.

(i) Within a reasonable period of time prior to the Closing, Parent will deliver to the Company forms of the transmittal materials which Parent or its transfer or paying agent will reasonably require from those Participating Rights Holders entitled to receive at the Closing a portion of the Closing Payment Amount in respect of their shares of Company Common Stock or Company Preferred Stock, or in respect of their Company Options, which materials may include any certifications Parent may reasonably request with respect to compliance with any withholding obligations of Parent or the Surviving Corporation under the Code. The Company will distribute such materials to eligible Participating Rights Holders. As promptly as practicable, and using commercially reasonable best efforts, immediately following the Effective Time, Parent will deliver to each Participating Rights Holder who has completed such transmittal materials and returned them to Parent at or prior to the Closing, together with the certificate or certificates representing outstanding shares of Company Common Stock or Company Preferred Stock (the “Certificates”) or certificates or instruments representing outstanding Company Options (“Derivative Instruments”), a check (or, at the Participating Rights Holder’s election, a wire transfer to the extent that the aggregate amount owed to any such holder at the Closing is in excess of $1,000,000) representing that portion of the Closing Payment Amount to which such Participating Rights Holder is entitled; provided, that such payment made by Parent by check may be made by delivering such checks on the Closing Date to the Stockholder Representative Committee, which, in turn, shall distribute such checks to the appropriate Participating Rights Holders. The delivery of such checks (or wire transfers, as applicable) by Parent to the Stockholder Representative Committee or the Participating Rights Holder, as applicable, shall be deemed, for all purposes, to have satisfied in full Parent’s obligation to make payment of the Closing Payment Amount to such Participating Rights Holders and Parent shall have no further obligation for such payments. Parent shall not be required to pay any amount of the Closing Payment Amount or any Contingent Payment to any Participating Rights Holder until receipt from such Participating Rights Holder of properly completed and executed transmittal materials in the form prepared by Parent. Parent shall be entitled to rely entirely on the information contained in the Capitalization and Closing Payment Amount Certificate and any transmittal materials delivered hereunder for purposes of satisfying Parent’s obligation to deliver the Closing Payment Amount and any Contingent Payment hereunder. Without limiting any of the obligations of Parent hereunder with respect to such payments, Parent shall be entitled to engage a transfer or paying agent to make payment of the respective payments required to be made by Parent or the Surviving Corporation to the Participating Rights Holders hereunder on Parent’s behalf.

(ii) As promptly as practicable after the Effective Time, but not later than ten (10) days after the Effective Time, Parent or a transfer or exchange agent engaged by Parent will send to each Participating Rights Holder who does not submit completed transmittal materials to Parent at or before the Closing, as permitted by Section 2.2(a)(i) above, transmittal materials for use in exchanging his, her or its Certificates or Derivative Instruments for the applicable portion of the Closing Payment Amount (and any Contingent Payments) into which such shares of Company Common Stock or Company Preferred Stock (other than any Dissenting Shares) or Company Options, have been converted. Until surrendered as contemplated by this Section 2.2, each Certificate or Derivative Instrument shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable amounts of Merger Consideration payable pursuant to Section 2.1. Upon receipt of the completed transmittal materials and the applicable Certificates and Derivative Instruments, Parent will deliver to the Participating Rights Holder a check (or, at the Participating Rights Holder’s election, a wire transfer, to the extent that the aggregate amount owed to such Participating Rights Holder as of the Closing is in excess of $1,000,000) representing that portion of the Closing Payment Amount to which such Participating Rights Holder is entitled.

(iii) Lost Certificates and Derivative Instruments. The transmittal materials referenced above shall provide that, in the event that any Certificates or Derivative Instruments have been lost, stolen or destroyed, the Participating Rights Holder thereof may deliver a customary form of lost certificate affidavit of that fact by the holder thereof together with an agreement to indemnify and hold harmless the Parent for any losses in connection therewith, and the posting of a bond in customary amount if required by any paying agent engaged by Parent, and upon such delivery the Parent shall issue in exchange for such lost, stolen or destroyed Certificates the Merger Consideration payable with respect thereto pursuant to Section 2.1.

(b) No Further Rights in Certificates or Derivative Instruments. From and after the Effective Time, holders of Company Common Stock, Company Preferred Stock or Company Options outstanding immediately prior to the Effective Time will cease to be, and will have no rights as, stockholders or rightholders of the Company or the Surviving Corporation, other than (i) in the case of Company Common Stock and Company Preferred Stock (other than Dissenting Shares), and Company Options, the rights to receive the applicable portions of the Merger Consideration to be issued at Closing, of the funds deposited in escrow and of the Contingent Payments; (ii) in the case of Dissenting Shares, the rights afforded to the holders thereof under Section 262 of Delaware Law or Sections 1300-1312 of California Law, as applicable, and (iii) rights under this Agreement and the Escrow Agreement.

(c) No Liability. Neither Parent, the Surviving Corporation nor the Company shall be liable to any holder of Company Common Stock, Company Preferred Stock or Company Options for any portion of the Merger Consideration or the funds deposited in escrow delivered to an appropriate public official pursuant to the requirements of any abandoned property, escheat or similar law.

(d) Withholding Rights. Each of the Surviving Corporation, Parent and Escrow Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the Escrow Agreement to any holder of Company Common Stock, Company Preferred Stock or Company Options such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by the Surviving

Corporation, Parent or Escrow Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holder in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or Escrow Agent, as the case may be.

Section 2.3 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Common Stock or Company Preferred Stock thereafter on the records of the Company.

Section 2.4 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock or Company Preferred Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have exercised dissenters’ rights or rights of appraisal for such shares of Company Common Stock or Company Preferred Stock in accordance with Delaware Law or California Law, if any, and who, as of the Effective Time, have not effectively withdrawn or lost such dissenters’ rights (collectively, the “Dissenting Shares”), shall not be converted into or represent the right to receive any portion of the amounts to be paid pursuant to Section 2.1 or under the Escrow Agreement, but the holders thereof shall only be entitled to such rights as are granted by Delaware Law or California Law, if any. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their dissenters’ rights shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the later of the Effective Time or the occurrence of such event, the right to receive an appropriate portion of the amounts to be paid pursuant to Section 2.1 or under the Escrow Agreement, without any interest thereon, upon surrender, in the manner provided in Section 2.2, of the Certificates that formerly evidenced such shares.

(b) The Company shall give Parent (i) prompt notice of any demands for fair value of shares of Company Common Stock or Company Preferred Stock received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law or California Law, if any, and received by the Company, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for fair value under Delaware Law or California Law, if any. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for the fair value of shares of Company Common Stock or Company Preferred Stock or settle or offer to settle any such demands other than by operation of law or pursuant to a final order of a court of competent jurisdiction.

Section 2.5 Stockholder Representative Committee.

(a) Appointment of Stockholder Representative Committee. Upon approval of the Merger by the Company Stockholders, each of the Participating Rights Holders shall be deemed to have constituted and appointed, effective from and after the date of such approval of the Merger, each of Douglas Kelly, David Douglass and Joan Neuscheler or their successors or replacements, as determined by the Company prior to the Effective Time, or a majority-in-interest of the Participating Rights Holders following the Effective Time, as the agents and attorneys-in-fact (the “Stockholder Representative Committee”) of such Participating Rights Holders to act as the Stockholder Representative Committee under this Agreement in accordance with the terms of this Section 2.5 and the Escrow Agreement. In the event of the resignation, removal, death or incapacity of a member of the Stockholder Representative Committee, a successor member shall thereafter be appointed by an instrument in writing signed by such successor member and by the remaining members of the Stockholder Representative Committee, and such appointment shall become effective as to any such successor member when a copy of such instrument shall have been delivered to Parent. Any member of the Stockholder Representative Committee may be removed by action of those Participating Rights Holders who immediately prior to the Effective Time of the Merger held a majority of the outstanding shares of Company Common Stock and Company Preferred Stock held by all Participating Rights Holders, on an as-if fully-converted basis (other than Dissenting Shares). So long as there are more than two members of the Stockholder Representative Committee, the Stockholder Representative Committee shall act by majority vote in accordance with such procedures as it may adopt (otherwise, a unanimous vote shall be required). Notwithstanding the foregoing, unless Parent and the Surviving Corporation shall have actual knowledge that Douglas Kelly has not obtained the authority of the Stockholder Representative Committee with respect to any action or inaction, Parent and the Surviving Corporation shall be entitled to rely, without any investigation or inquiry, upon all action or inaction by Douglas Kelly as having been taken or not taken upon the authority of the Stockholder Representative Committee; provided, that a majority of the members of the Stockholder Representative Committee shall be entitled at any time to designate another member of the Stockholder Representative Committee as the designated representative for the Stockholder Representative Committee for this purpose.

(b) Authority After the Effective Time. From and after the Effective Time, the Stockholder Representative Committee shall be authorized to:

(i) take all actions required by, and exercise all rights granted to, the Stockholder Representative Committee in this Agreement or the Escrow Agreement;

(ii) receive all notices or other documents given or to be given to the Stockholder Representative Committee by Parent pursuant to this Agreement or the Escrow Agreement;

(iii) receive and accept service of legal process in connection with any claim or other proceeding against the Participating Rights Holders or the Company arising under this Agreement or the Escrow Agreement;

(iv) negotiate, undertake, compromise, defend, resolve and settle any suit, proceeding or dispute under this Agreement or the Escrow Agreement;

(v) analyze, conduct examinations, deliver Dispute Notices, agree upon an Appraiser, and negotiate or settle any disputes or claims relating to the calculation of any Contingent Payments hereunder;

(vi) participate in and manage the defense of any Third-Party Claims, consult with Parent as to the defense of any Parent-Handled Claims, approve or withhold approval of proposed settlements of any Third-Party Claims, and take such other actions on behalf of the Participating Rights Holders as may be necessary or appropriate under Article IX of this Agreement;

(vii) execute and deliver all agreements, certificates and documents required or deemed appropriate by the Stockholder Representative Committee in connection with any of the transactions contemplated by this Agreement (including executing and delivering the Escrow Agreement);

(viii) engage special counsel, accountants and other advisors and incur such other expenses in connection with any of the transactions contemplated by this Agreement or the Escrow Agreement;

(ix) apply the Committee Reimbursement Amount to the payment of (or reimbursement of the Stockholder Representative Committee for) expenses and liabilities which the Stockholder Representative Committee may incur pursuant to this Section 2.5;

(x) cause additional amounts to be withheld from Contingent Payments to the extent the Stockholder Representative Committee deems it necessary to maintain an adequate amount of funds in the Committee Reimbursement Amount to cover expenses of the Stockholder Representative Committee and, under the circumstances described in Sections 1.8(f) and 6.9(e)(vi), the Parent, up to a maximum of $250,000 at any given time; and

(xi) take such other action as the Stockholder Representative Committee may deem appropriate, including:

(A) agreeing to any modification or amendment of this Agreement or the Escrow Agreement in accordance with the terms hereof and thereof and executing and delivering an agreement of such modification or amendment;

(B) taking any actions required or permitted under the Escrow Agreement to protect or enforce the Participating Rights Holders’ rights thereunder; and

(C) all such other matters as the Stockholder Representative Committee may deem necessary or appropriate to carry out the intents and purposes of this Agreement and the Escrow Agreement.

(c) Reimbursement of Expenses. The members of the Stockholder Representative Committee shall be entitled to receive reimbursement from any Committee Reimbursement Amount retained on behalf of the Stockholder Representative Committee and then, immediately prior to its distribution to the Participating Rights Holders, against the consideration held pursuant to the Escrow Agreement, for any and all expenses, charges and liabilities, including reasonable attorneys’ fees, incurred by the Stockholder Representative Committee in the performance or discharge of its rights and obligations under this Agreement (the “SRC Expenses”). In the event that the obligations of the Stockholder Representative Committee require that the members of the Stockholder Representative Committee consistently spend significant business time over the course of several months in connection with indemnification claims made pursuant to Article 9 hereof, the Stockholder Representative

Committee shall be entitled to a one-time payment out of the Committee Reimbursement Amount in the aggregate amount of $50,000, which amount will be considered an SRC Expense for purposes hereof. The Committee Reimbursement Amount shall only be used for the payment of the SRC Expenses or as otherwise required by this Agreement. The Parent and its Affiliates shall have no obligations whatsoever with respect to any SRC Expenses.

(d) Release from Liability; Indemnification; Authority of Stockholder Representative Committee. Each Participating Rights Holder hereby releases the Stockholder Representative Committee, and each of its members, from, and each Participating Rights Holder agrees to indemnify the Stockholder Representative Committee, and each of its members, against, liability for any action taken or not taken by him, her or it in his, her or its capacity as such agent, except for the liability of the Stockholder Representative Committee, or any member thereof, to a Participating Rights Holder for loss which such holder may suffer from the willful misconduct or gross negligence of the Stockholder Representative Committee or such member in carrying out his, her or its duties hereunder. By virtue of the adoption of this Agreement and the approval of the Merger by the stockholders of the Company, each Participating Rights Holder (regardless of whether or not such Participating Rights Holder votes in favor of the adoption of the Agreement and the approval of the Merger, whether at a meeting or by written consent in lieu thereof) appoints, as of the date of this Agreement, the Stockholder Representative Committee as his, her or its true and lawful agent and attorney-in-fact to enter into any agreement in connection with the transactions contemplated by this Agreement, to exercise all or any of the powers, authority and discretion conferred on him under any such agreement, to give and receive notices on their behalf and to be his, her or its exclusive representative with respect to any matter, suit, claim, action or proceeding arising with respect to any transaction contemplated by any such agreement, including, without limitation, the defense, settlement or compromise of any claim, action or proceeding for which Parent or the Surviving Corporation may be entitled to indemnification and, by virtue of its approval of the Agreement, the Stockholder Representative Committee agrees to act as, and to undertake the duties and responsibilities of, such agent and attorney-in-fact. All actions, decisions and instructions of the Stockholder Representative Committee shall be conclusive and binding upon all of the Participating Rights Holders.

(e) Reduction of Contingent Payments to Replenish Committee Reimbursement Amount. The Stockholder Representative Committee, upon written notice delivered to Parent no less than twenty (20) business days prior to the making of any Contingent Payment, including the FDA Milestone Payment, shall be entitled to cause Parent to deduct amounts from that portion of such Contingent Payment that is not subject to reduction in accordance with Sections 1.8(j), 2.1(a), 2.1(b), 2.1(c) and 9.4 for purposes of replenishing the Committee Reimbursement Amount hereunder (which Committee Reimbursement Amount may be increased from time to time in the discretion of the Stockholder Representative Committee, but not above $250,000 at any one time). Any reduction from the consideration held pursuant to the Escrow Agreement or any offset against any Contingent Payment shall be made against the amounts to be distributed to the Participating Rights Holders pro rata based on the aggregate amounts of such escrowed consideration or Contingent Payment otherwise to be received by such Participating Rights Holders. In connection with any such offsets by Parent pursuant to this Section 2.5(e), the Stockholder Representative Committee hereby releases Parent from, and agrees to indemnify Parent against, liability for any action taken by Parent at the direction of the Stockholder Representative Committee in accordance with this Section 2.5(e). Any of the

Committee Reimbursement Amount originally deposited with the Stockholder Representative Committee pursuant to this Section 2.5(e) that has not been consumed by the Stockholder Representative Committee pursuant to the terms of this Agreement on or prior to the end of the period in which Parent, the Surviving Corporation and their Affiliates may make claims for indemnification pursuant to Section 9.2 or, if later, the date on which all indemnification claims of Parent, the Surviving Corporation or any of their Affiliates outstanding at the end of such period have been discharged in full, shall be distributed by the Stockholder Representative Committee to the Participating Rights Holders pro rata based on their respective rights to participate in the first Contingent Payment, if any, from which any such amounts were originally deducted.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent as follows as of each of (a) the date hereof, and (b) the Closing Date, except as specifically contemplated by this Agreement; provided, that such representations and warranties shall be deemed to be qualified for purposes of this Agreement by the attached Disclosure Schedule of the Company (the “Company Disclosure Schedule”). Notwithstanding any other provision of this Agreement or such Company Disclosure Schedule, each exception set forth in the Company Disclosure Schedule will be deemed to qualify only each representation and warranty set forth in this Agreement (i) that is specifically identified (by cross-reference or otherwise) in the Company Disclosure Schedule as being qualified by such exception, or (ii) with respect to which the relevance of such exception is readily apparent on the face of the disclosure of such exception set forth in the Company Disclosure Schedule. In addition, for purposes of determining the accuracy, as of the Closing Date, of the representations and warranties of the Company under Section 3.3 below only, the Company Disclosure Schedule shall be deemed to have been updated by the information set forth in the Capitalization and Closing Payment Amount Certificate. For purposes of this Agreement, “Knowledge of the Company” shall mean the actual knowledge of any of the directors and officers of the Company in their capacities as directors and officers of the Company or otherwise, after reasonable inquiry.

Section 3.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Agreement, to perform its obligations under, and carry out the provisions of this Agreement and to carry on its business as presently conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which failure to so qualify constitutes a Material Adverse Effect.

Section 3.2 Subsidiaries. The Company has no subsidiaries and owns no equity securities or other ownership interest of any other corporation, partnership or other entity. The Company is not a participant in any joint venture or similar arrangement.

Section 3.3 Capitalization and Voting Rights.

(a) The authorized capital stock of the Company consists of:

(i) Common Stock. 100,000,000 shares of Company Common Stock, 8,134,996 of which are issued and outstanding; and

(ii) Preferred Stock. 76,862,280 shares of Company Preferred Stock, of which 7,500,000 shares have been designated Series A Preferred Stock, 7,500,000 of which are issued and outstanding, 15,538,464 shares have been designated Series B Preferred Stock, 15,538,464 of which are issued and outstanding, 16,823,816 shares have been designated Series C Preferred Stock, 16,152,174 of which are issued and outstanding, and 37,000,000 shares have been designated Series D Preferred Stock, 34,328,356 of which are issued and outstanding. The respective rights, restrictions, privileges and preferences of the Company Preferred Stock are as stated in the Company’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on August 23, 2005.

(b) There are not outstanding any options, warrants, instruments, rights (including conversion or preemptive rights and rights of first refusal), proxy or stockholder agreements, or other agreements or instruments of any kind, including convertible debt instruments, for the purchase or acquisition from the Company of any of its Securities. The Company is not a party or subject to any agreement or understanding and, to the Knowledge of the Company, there is no agreement or understanding between any other persons, that affects or relates to the voting or giving of written consents with respect to any Security or by a director of the Company other than as contemplated by this Agreement. The Company Stockholders collectively currently own, of record, and, to the Knowledge of the Company, beneficially, a sufficient number of shares of each class of the Securities outstanding on the date hereof required to approve the transactions contemplated by this Agreement, including the Merger.

(c) All of the issued and outstanding shares of the Company Common Stock and Company Preferred Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable, and (ii) were issued in compliance with all applicable state and federal laws concerning the issuance of securities.

(d) Except as set forth in Section 3.3(d) of the Company Disclosure Schedule, each series of Company Preferred Stock is presently convertible into Company Common Stock on a one-for-one basis and the consummation of the transactions contemplated hereunder will not result in any anti-dilution adjustment or other similar adjustment to the outstanding shares of Company Preferred Stock.

(e) Section 3.3(e) of the Company Disclosure Schedule sets forth the name and address of record of each Securityholder and the Securities beneficially owned by each Securityholder, and, in the case of options, warrants, instruments and other rights to acquire capital stock of the Company, (i) the per-share exercise price payable therefor, (ii) the number of shares of the Company’s capital stock each option, warrant, instrument or other right are vested with respect to or exercisable for as of the Agreement Date, (iii) whether the holder of such option, warrant, instrument or other right is an employee of the Company, (iv) whether the vesting of such option, warrant, instrument or other right shall be accelerated by a change of control of the Company, including as a result of the Merger, and (v) whether or not any such options, warrants, instruments or other rights are intended to be “incentive stock options” as such term is defined in the Code. To the Knowledge of the Company, each Securityholder of record owns all beneficial interest in such Securities.

Section 3.4 Authorization; Binding Obligations; Governmental Consents.

(a) All corporate actions on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder, other than sending notices to stockholders of the Company pertaining to the exercise of dissenters’ rights under Delaware Law and California Law, have been taken prior to the Agreement Date, subject only to the adoption and approval of this Agreement and the Merger by the Company’s stockholders under the provisions of Delaware Law, California Law and the Company’s Certificate of Incorporation and bylaws. This Agreement is the valid and legally binding obligation of the Company, enforceable in accordance with its terms, except as may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in law or equity.

(b) No consent, approval, permit, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except (i) the filing of Merger Certificate with the Delaware Secretary of State; (ii) such consents, approvals, orders authorizations, registrations declarations and filings as may be required under applicable state and federal securities laws and the securities laws of any foreign country; (iii) such filings as may be required under the HSR Act or any applicable state anti-takeover and similar laws; and (iv) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not constitute a Material Adverse Effect and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement.

Section 3.5 Financial Statements.

(a) The Company has made available to the Parent, and included in the Company Disclosure Schedule are, the Financial Statements. The Financial Statements are complete and correct in all material respects as of their respective dates and fairly and accurately present the financial condition of the Company as of such dates and during the periods indicated therein, and have been prepared in accordance with GAAP, except that the unaudited financial statements do not contain footnotes, subject, in the case of the unaudited financial statements, to normal year-end audit adjustments which are neither individually nor in the aggregate material. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP.

(b) Except for Indebtedness reflected in the Financial Statements, the Company has no Indebtedness outstanding at the date hereof, and except as set forth in the Capitalization and Closing Payment Amount Certificate, the Company shall have no

Indebtedness outstanding at the Effective Time. The Company is not in default with respect to any outstanding Indebtedness or any instrument relating thereto, nor is there any event which, with the passage of time or giving of notice, or both, would result in a default, and no such Indebtedness or any instrument or agreement relating thereto purports to limit the issuance of any Securities by the Company or the operation of the business of the Company. Complete and correct copies of all instruments (including all amendments, supplements, waivers and consents) relating to any Indebtedness of the Company have been furnished to the Parent or its counsel.

Section 3.6 Liabilities. The Company and its Subsidiaries have no material liabilities and the Company knows of no material contingent liabilities not disclosed in the Financial Statements, except (a) current liabilities incurred in the ordinary course of business consistent with past practice subsequent to the Financial Statements which do not constitute a Material Adverse Effect, and (b) the obligation to pay fees and expenses of the Company’s attorneys, accountants and any other advisors relating to the transactions contemplated by this Agreement.

Section 3.7 Agreements; Actions.

(a) Except as set forth in Section 3.7(a) of the Company Disclosure Schedule, there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, Affiliates, or any Affiliate thereof, or between any Subsidiary of the Company and any of its officers, directors or Affiliates.

(b) Except as set forth in Section 3.7(b) of the Company Disclosure Schedule, there are no agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which the Company or any of its Subsidiaries is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company or any of its Subsidiaries in excess of $50,000 that may not be extinguished on thirty (30) days’ notice or less, (ii) the license, assignment or transfer of any patent, copyright, trade secret or other proprietary right to or from the Company or any of its Subsidiaries (other than (A) licenses to the Company arising from the purchase of “off the shelf” or other standard products or equipment; (B) transfer of trade secret and proprietary information pursuant to non-disclosure agreements entered into in the ordinary course of business; (C) licenses granted in connection with the transfer of Products for their intended use (but do not grant rights to manufacture, sell or distribute such Products using such Intellectual Property to such persons) or (D) agreements relating to proprietary information and inventions executed by employees and consultants of the Company and its Subsidiaries that contain obligations running in favor of the Company or its Subsidiary, as applicable, only), (iii) the manufacture, marketing, sale or distribution of any products of the Company or any of its Subsidiaries in any jurisdiction, or any restrictions on the Company’s or any of its Subsidiaries’ exclusive rights to develop, manufacture, assemble, distribute, market and sell its products (other than non-disclosure agreements entered into in the ordinary course of business), (iv) indemnification by the Company or any of its Subsidiaries with respect to infringements of proprietary rights (other than indemnification obligations arising from purchase, sale, license or non-disclosure agreements entered into in the ordinary course of business), (v) the employment of any individual for a fixed period of time or with a fixed severance arrangement, or (vi) other agreements that are otherwise material to the Principal Business of the Company.

(c) The Company has delivered or has caused to be delivered to Parent or its counsel correct and complete copies of each contract, agreement or other arrangement listed in Section 3.7 of the Company Disclosure Schedule, as such contracts, agreements and arrangements are amended to date. Each such contract, agreement or other arrangement is a valid, binding and enforceable obligation of the Company or any of its Subsidiaries, as applicable, and to the Knowledge of the Company, of the other party or parties thereto, and is in full force and effect. Except as set forth in Section 3.7(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, the other party or parties thereto, is in material breach or non-compliance, or, to the Knowledge of the Company, is considered to be in material breach or non-compliance by the other party thereto, of any term of any such contract, agreement or other arrangement. Except as set forth in Section 3.7(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received notice of any default or threat thereof with respect to any such contract, agreement or other arrangement and neither the Company nor any of its Subsidiaries has a reasonable basis for suspecting that any such default exists or will be forthcoming. Subject to obtaining any necessary consents by the other party or parties to any such contract, agreement or other arrangement (as further set forth in Section 3.7(c) of the Company Disclosure Schedule), the transactions contemplated by this Agreement will not cause an increase or acceleration of any obligations of the Company or any of its Subsidiaries pursuant to any contract, agreement or other arrangement listed in Section 3.7 of the Company Disclosure Schedule or give additional rights to any other party thereto nor will any such contract, agreement or other arrangement in any other way be adversely affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement.

(d) Neither the Company nor any of its Subsidiaries has (i) declared or paid any dividends or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any Indebtedness for money borrowed or any other liabilities individually in excess of $50,000 or, in the case of Indebtedness or liabilities individually less than $50,000, in excess of $250,000 in the aggregate, (iii) made any loans or advances to any person, other than ordinary advances for payroll or travel expenses or otherwise in the ordinary course of business, or (iv) sold, exchanged or otherwise disposed of any of its material assets or rights, other than the sale of its inventory in the ordinary course of business.

(e) For the purposes of paragraph (b) of this Section 3.7, all liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same person (including persons the Company or any of its Subsidiaries has reason to believe are affiliated therewith) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such paragraph.

Section 3.8 Related-Party Transactions. No employee, officer, or director of or consultant to the Company or any of its Subsidiaries, as the case may be, or member of his or her immediate family is indebted to the Company or any of its Subsidiaries, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them other than (a) for payment of salary or fees (in the case of consultants) for services rendered, (b) reimbursement for reasonable expenses incurred on behalf of the Company or any of its Subsidiaries, and (c) for other standard employee benefits made generally available to all employees (including stock option agreements outstanding under any stock option plan approved by the Company Board or the board of directors of any of the Company’s Subsidiaries, as the case may be). To the Knowledge of the Company, none of such persons has any direct or indirect ownership interest in any firm or corporation with which the Company or any of its Subsidiaries is affiliated or with which the Company or any of its Subsidiaries has a business relationship, or any firm or corporation that competes with the Company or any of its Subsidiaries, except that employees, officers or directors of the Company or any of its Subsidiaries and members of their immediate families may own stock in publicly-traded companies that may compete with the Company or any of its Subsidiaries that do not represent more than 2% of the outstanding equity thereof. No member of the immediate family of any officer or director of the Company is directly or indirectly interested in any material contract with the Company. No member of the immediate family of any officer or director of any Subsidiary of the Company is directly or indirectly interested in any material contract with such Subsidiary. Except as may be disclosed in the Financial Statements, neither the Company nor any of its Subsidiaries is a guarantor or indemnitor of any Indebtedness of any other person.

Section 3.9 Changes. Except as reflected in the Financial Statements or as set forth on Section 3.9 of the Company Disclosure Schedule, since January 31, 2007, there has not been:

(a) Any change in the assets, liabilities, financial condition or operations of the Company or any of its Subsidiaries from that reflected in the Financial Statements, other than changes in the ordinary course of business consistent with past practice, none of which individually or in the aggregate has had or could reasonably be expected to have a Material Adverse Effect on the Company;

(b) Any resignation or termination of any key officers or key employees of the Company or any of its Subsidiaries; and to the Knowledge of the Company, there is no impending resignation or termination of employment of any such key officer or key employee;

(c) Any material change, except in the ordinary course of business consistent with past practice, in the contingent obligations of the Company or any of its Subsidiaries by way of guaranty, endorsement, indemnity, warranty or otherwise;

(d) Any damage, destruction or loss, whether or not covered by insurance, which has had or could reasonably be expected to have a Material Adverse Effect on the Company;

(e) Any waiver by the Company or any of its Subsidiaries of a right or of a debt owed to it in excess of $10,000;

(f) Any loans made by the Company to any stockholder, employee, officer or director of the Company, or a Subsidiary of the Company to any stockholder, employee, officer or director of such Subsidiary, other than advances made in the ordinary course of business consistent with past practice;

(g) Any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice;

(h) Any declaration or payment of any dividend or other distribution of the assets of the Company or any of its Subsidiaries;

(i) Any labor organization activity at the Company;

(j) Any Indebtedness, obligation or liability incurred, assumed or guaranteed by the Company or any of its Subsidiaries, except those for immaterial amounts and for current liabilities incurred in the ordinary course of business consistent with past practice;

(k) Any sale, assignment, transfer or license of any patents, trademarks, copyrights, trade secrets or other intangible assets of the Company or any of its Subsidiaries other than (A) pursuant to non-disclosure agreements entered into in the ordinary course of business and (B) licenses to use such Intellectual Property granted in connection with the transfer of Products for their intended use (but do not grant rights to manufacture, sell or distribute such Products using such Intellectual Property to such persons);

(l) Any change in any material agreement to which the Company or any of its Subsidiaries is a party or by which it is bound which has had or could reasonably be expected to have a Material Adverse Effect on the Company; or

(m) Any other event or condition of any character that, either individually or cumulatively, has had or could reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.10 Title to Properties and Assets; Liens, Etc. The Company has good and valid title to all of its tangible properties and assets, including the properties and assets reflected in the most recent balance sheet included in the Financial Statements, and good title to its leasehold estates, in each case subject to no mortgage, pledge, lien, lease, encumbrance or charge, other than (a) those resulting from Taxes which have not yet become delinquent, (b) minor liens and encumbrances which do not materially detract from the value of the property subject thereto or materially impair the operations of the Company, and (c) those that have otherwise arisen in the ordinary course of business. All facilities, machinery, equipment, fixtures, vehicles and other properties owned, leased or used by the Company are in good operating condition and repair and are reasonably fit and usable for the purposes for which they are being used. The Company is in compliance with all material terms of each lease to which it is a party or is otherwise bound.

Section 3.11 Intellectual Property.

(a) Except for Intellectual Property relating to commercial off-the-shelf computer software, nondisclosure agreements entered into in the ordinary course of business, and agreements relating to proprietary information and inventions executed by employees and consultants of the Company and its Subsidiaries that contain obligations running in favor of the Company or its Subsidiaries, as applicable, only, Section 3.11(a) of the Company Disclosure Schedule sets forth a complete and accurate list of (i) all registered Intellectual Property owned or licensed, or used by the Company or any of its Subsidiaries, all applications therefor, and all written licenses assignments (excluding assignment of patent applications by inventors to the Company) and other agreements relating thereto to which the Company is a party, and (ii) all written agreements relating to technology, know-how and processes which the Company or any of its Subsidiaries has licensed or authorized for use by others.

(b) The operation of the business of the Company and its Subsidiaries as currently conducted or as currently contemplated by the Company and its Subsidiaries to be conducted does not interfere with, conflict with, infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party, and no action or claim is pending or, to the Knowledge of the Company, threatened alleging that the operation of such business interferes with, conflicts with, infringes upon, misappropriates or otherwise violates the Intellectual Property rights of any third party and, to the Knowledge of the Company, there is no basis therefor.

(c) The Company is the sole owner of the entire right, title and interest in and to, or has a valid license or other legal right under, Company Owned Intellectual Property and the Company Licensed Intellectual Property used in or necessary to the operation of its business as presently conducted or as currently contemplated by the Company to be conducted, subject to the terms of the license agreements governing the Company Licensed Intellectual Property.

(d) Except for Intellectual Property relating to commercial off-the-shelf computer software and other standard products or equipment, nondisclosure agreements entered into in the ordinary course of business, and agreements relating to proprietary information and inventions executed by employees and consultants of the Company and its Subsidiaries that contain obligations running in favor of the Company or its Subsidiaries, as applicable, only or otherwise as set forth in Section 3.11(d) of the Company Disclosure Schedule, the Company is not a party to any outstanding options, licenses, or agreements of any kind relating to the Company Owned Intellectual Property, nor is the Company or its Subsidiaries bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other person.

(e) The Company has no present knowledge from which it could reasonably conclude that the Company Owned Intellectual Property and any Intellectual Property licensed to the Company under the Company Licensed Intellectual Property, are invalid or unenforceable, the same have not been adjudged invalid or unenforceable in whole or in part. No action or claim is pending or, to the Knowledge of the Company, threatened alleging that any Company Owned Intellectual Property or Company Licensed Intellectual Property is invalid or unenforceable in whole or in part. The Company Owned Intellectual Property and the Company Licensed Intellectual Property constitute all of the Intellectual Property necessary for the operation of the business of the Company and its Subsidiaries as currently conducted or as currently contemplated by the Company to be conducted. To the Knowledge of the Company, it has complied with all of its obligations of confidentiality in respect of the claimed trade secrets or proprietary information of others and knows of no violation of such obligations of confidentiality as are owed to it.

(f) No claims or actions have been asserted, are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries (i) based upon or challenging or seeking to deny or restrict the ownership by or license rights of the Company or any of its Subsidiaries of any of the Company Owned Intellectual Property or Company Licensed Intellectual Property, (ii) alleging that any services provided by, processes used by, or products manufactured or sold by the Company or any of its Subsidiaries infringe or misappropriate any Intellectual Property right of any third party, or (iii) alleging that the Company Licensed Intellectual Property is being licensed or sublicensed in conflict with the terms of any license or other agreement, and, to the Knowledge of the Company, there is no basis for such a claim.

(g) As of the Agreement Date, to the Knowledge of the Company, no person is engaging in any activity that infringes or misappropriates the Company Owned Intellectual Property or Company Licensed Intellectual Property. Except as set forth in Section 3.11(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has granted any license or other right to any third party with respect to the Company Owned Intellectual Property or Company Licensed Intellectual Property. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company will not breach, violate or conflict with any instrument or agreement concerning the Company Owned Intellectual Property, will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any of the Company Owned Intellectual Property or materially impair the right of the Parent to license or dispose of, or to bring any action for the infringement of, any material Company Owned Intellectual Property.

(h) The Company has delivered or made available to the Parent or its counsel correct and complete copies of all the licenses of the Company Licensed Intellectual Property, other than licenses of commercial off-the-shelf computer software. With respect to each such license:

(i) such license is valid and binding and in full force and effect and represents the entire agreement between the respective licensor and licensee with respect to the subject matter of such license;

(ii) such license will not cease to be valid and binding and in full force and effect on terms identical in all material respects to those currently in effect as a result of the consummation of the transactions contemplated by this Agreement, nor will the consummation of the transactions contemplated by this Agreement constitute a material breach or default under such license or otherwise so as to give the licensor or any other person a right to terminate such license;

(iii) neither the Company nor any of its Subsidiaries has (A) received any notice of termination or cancellation under such license, (B) received any notice of breach or default under such license, which breach has not been cured, or (C) granted to any other third party any rights, adverse or otherwise, under such license that would constitute a material breach of such license; and

(iv) neither the Company nor, to the Knowledge of the Company, any other party to such license (including any Subsidiaries of the Company) is in material breach or default thereof, and, to the Knowledge of the Company, no event has occurred that, with notice or lapse of time, would constitute such a material breach or default or permit termination, modification or acceleration under such license.

(i) Except as set forth in Section 3.11(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is aware that any of its respective employees, officers, directors, agents or consultants is (i) subject to confidentiality restrictions in favor of any third person the breach of which could subject the Company or any of its Subsidiaries to any material liability, or (ii) obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with their duties to the Company or any of its Subsidiaries, as applicable, or that would conflict with the Company’s or any of its Subsidiaries’ business as presently conducted. Each employee and officer of and consultant to the Company and any of Subsidiaries of the Company has executed a proprietary information and inventions agreement in the form of Exhibit C attached hereto or any agreement containing materially similar confidentiality and assignment of invention provisions. Except as set forth in Section 3.11(i) of the Company Disclosure Schedule, no current or former employee or officer of or consultant to the Company or any of its Subsidiaries has excluded works or inventions made prior to his or her employment or relationship with the Company or any of its Subsidiaries from his or her assignment of inventions pursuant to such employee’s, officer’s or consultant’s proprietary information and inventions agreement.

(j) Each of the Company and its Subsidiaries has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of its trade secrets and other confidential Intellectual Property. To the Knowledge of the Company, (i) there has been no misappropriation of any material trade secrets or other material confidential Company Owned Intellectual Property by any person; (ii) no employee, independent contractor or agent of the Company or any of its Subsidiaries has misappropriated any trade secrets of any other person in the course of such performance as an employee, independent contractor or agent; and (iii) no employee, independent contractor or agent of the Company or any of its Subsidiaries is in material default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement or contract relating to the protection, ownership, development, use or transfer of Company Owned Intellectual Property.

(k) Neither the execution nor delivery of this Agreement, nor the carrying on of the Company’s or any of its Subsidiaries’ business by the employees of and consultants to the Company or any of its Subsidiaries, as the case may be, nor the conduct of the Company’s or any of its Subsidiaries’ business as presently conducted or as proposed to be conducted, will, to the Knowledge of the Company, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any of such employees is now obligated. Except to the extent already assigned to the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries believes that it is or will be necessary to utilize any inventions or proprietary information of any of its respective employees (or people it currently intends to hire) made prior to their employment by the Company or any of its Subsidiaries, as the case may be.

Section 3.12 Compliance with Other Instruments. Neither the Company nor any of its Subsidiaries is in violation or default of any term of its Certificate of Incorporation or bylaws, or of any provision of any material mortgage, indenture, contract, agreement, instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or, to the Knowledge of the Company, of any provision of any federal or state statute, rule or regulation applicable to the Company or any of its Subsidiaries, which, in the case of any violation of any statute, rule or regulation, could reasonably be expected to have a Material Adverse Effect on the Company. The execution, delivery and performance of this Agreement will not, with or without the passage of time or giving of notice, result in any such material violation or be in conflict with or constitute a default under any such provision, instrument, judgment, order, writ, decree or material contract, or result in the creation of any mortgage, pledge, lien, charge or encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries or the suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization or approval applicable to the business, operations or any of the assets or properties of the Company or any of its Subsidiaries.

Section 3.13 Litigation. There is no action, suit, proceeding or, to the Knowledge of the Company, investigation pending before any court or governmental or regulatory authority or, to the Knowledge of the Company, currently threatened against the Company or its Subsidiaries or any of its officers or directors, nor is the Company aware that there is any basis for any of the foregoing. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or, to the Knowledge of the Company, threatened (or any basis therefor to the Knowledge of the Company) involving the prior employment of any of the Company’s employees, their use in connection with the Company’s business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers. Neither the Company nor any of its Subsidiaries are a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company or any of its Subsidiaries currently pending before any court or governmental authority or regulatory authority or that the Company or any of its Subsidiaries intends to initiate.

Section 3.14 Taxes.

(a) Filing of Tax Returns and Payment of Taxes. The Company has timely filed all Tax Returns required to be filed by it, each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true, accurate and complete in all respects. All Taxes that have become due and payable by the Company have been timely paid, and the Company is not and will not be liable for any additional Taxes in respect of any Taxable period or any portion thereof ending on or before the date of the unaudited consolidated financial statements forming part of the Financial Statements included in the Company Disclosure Schedule in an amount that exceeds the corresponding reserve therefor separately identified in Section 3.14(a) of the Company Disclosure Schedule, if any, as reflected in such Financial Statements, and any Taxes of the Company arising after such date and at or before the Effective Time have been or will be incurred in the ordinary course of the Company’s business. The Company has delivered or made available to the Parent true, correct and complete copies of all Tax Returns with respect to income Taxes filed by or with respect to it with respect to Taxable periods ended on or after December 31, 2002 (the “Delivered Tax Returns”), and has delivered or made available to the Parent or its counsel all relevant documents and information in the Company’s possession with respect thereto, including without limitation work papers, records, examination reports, and statements of deficiencies proposed, assessed against or agreed to by the Company.

(b) Deficiencies. No deficiency or adjustment in respect of Taxes has been proposed, asserted or assessed in writing by any Taxation Authority against the Company. There are no outstanding refund claims with respect to any Tax or Tax Return of the Company.

(c) Liens. There are no liens for Taxes (other than current Taxes not yet due and payable) on any of the assets of the Company.

(d) Extensions to Statute of Limitations for Assessment of Taxes. The Company has not consented to extend the time in which any Tax may be assessed or collected by any Taxation Authority.

(e) Extensions of the Time for Filing Tax Returns. The Company has not requested or been granted an extension of the time for filing any Tax Return that has not yet been filed.

(f) Pending Proceedings. There is no action, suit, Taxation Authority proceeding, or audit with respect to any Tax now in progress, pending or, to the Knowledge of the Company, threatened against or with respect to the Company.

(g) No Failures to File Tax Returns. No written claim, or to the Knowledge of the Company, any other claim has ever been made by a Taxation Authority in a jurisdiction where the Company does not pay Tax or file Tax Returns that the Company is or may be subject to Taxes assessed by such jurisdiction.

(h) Elections. All elections with respect to Taxes affecting the Company that were not made in the Delivered Tax Returns are described in Section 3.14(h) of the Company Disclosure Schedule.

(i) Membership in Affiliated Groups, Liability for Taxes of Other Persons, Etc. The Company has never been a member of any affiliated group of corporations (as defined in Section 1504(a) of the Code) or filed or been included in a combined, consolidated or unitary Tax Return. The Company is neither a party to nor bound by any Tax sharing or allocation agreement. The Company is not presently liable, nor does the Company have any potential liability, for the Taxes of another person (i) under Treasury Regulations Section 1.1502-6 (or comparable provision of state, local or foreign law), (ii) as transferee or successor, or (iii) by contract or indemnity or otherwise.

(j) Adjustments under Section 481. The Company will not be required, as a result of a change in method of accounting for any period ending on or before or including the Effective Time, to include any adjustment under Section 481(c) of the Code (or any similar or corresponding provision or requirement under any other Tax law) in Taxable income for any period ending on or after the Effective Time. The Company will not be required to include any item of income in Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) prepaid amount received on or prior to the Closing Date, or (ii) “closing agreement” described in Section 7121 of the Code (or any similar or corresponding provision of any other Tax law).

(k) Withholding Taxes. The Company has timely withheld and timely paid all Taxes which are required to have been withheld and paid by it in connection with amounts paid or owing to any employee, independent contractor, creditor or other person.

(l) Permanent Establishments and Branches Outside the United States. The Company does not have a permanent establishment in any country with which the United States of America has a relevant Tax treaty, as defined in such relevant Tax treaty, and does not otherwise operate or conduct business through any branch in any country other than the United States.

(m) U.S. Real Property Holding Corporation. The Company is not and has not been a United States real property holding corporation, within the meaning of Code Section 897(c)(2), during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(n) Safe Harbor Lease Property. None of the property owned or used by the Company is subject to a Tax benefit transfer lease executed in accordance with Section 168(f)(8) of the Internal Revenue Code of 1954, as amended by the Economic Recovery Tax Act of 1981.

(o) Tax-Exempt Use Property. None of the property owned by the Company is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(p) Security for Tax-Exempt Obligations. None of the assets of the Company directly or indirectly secures any Indebtedness, the interest on which is tax-exempt under Section 103(a) of the Code, and the Company is not directly or indirectly an obligor or a guarantor with respect to any such Indebtedness.

(q) Section 341(f) Consent. The Company has not filed any consent agreement under Section 341(f) of the Code (as in effect prior to its repeal by the Jobs and Growth Tax Relief Reconciliation Act of 2003) or agreed to have Section 341(f)(2) of the Code (as in effect prior to such repeal) apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code prior to such repeal) owned by the Company.

(r) Parachute Payments, Etc. The Company has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments, that will not be deductible under Code Sections 162(m) or 280G.

(s) Rulings. There are no outstanding rulings of, or requests for rulings by, any Taxation Authority addressed to the Company that are, or if issued would be, binding on the Company.

(t) Divisive Transactions. The Company has never been either a “distributing corporation” or a “controlled corporation” in connection with a distribution of stock qualifying for tax-free treatment, in whole or in part, pursuant to Section 355 of the Code.

(u) Section 83(b) Elections. To the Knowledge of the Company, all persons who have purchased shares of the Company’s stock that at the time of such purchase were subject to a substantial risk of forfeiture under Section 83 of the Code have timely filed elections under Section 83(b) of the Code and any analogous provisions of applicable state and local Tax laws.

(v) Nonqualified Deferred Compensation Plans. Each plan, program, arrangement or agreement maintained by the Company which constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code is identified as such in Section 3.14(v) of the Company Disclosure Schedule. Since December 31, 2004, each plan, program, arrangement or agreement there identified has been operated and maintained in accordance with a good faith, reasonable interpretation of Section 409A of the Code and its purpose, as determined under applicable guidance of the Department of Treasury and the Internal Revenue Service, with respect to amounts deferred (within the meaning of Section 409A of the Code) after December 31, 2004.

(w) Section 382. The information provided by the Company pursuant to Section 7.2(j) is, and will be, complete and correct in all respects.

(x) Reportable Transactions, Etc. The Company has not participated, within the meaning of Treasury Regulations Section 1.6011-4(c), in (i) any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, (ii) any “confidential corporate tax shelter” within the meaning of Section 6111 of the Code and the Treasury Regulations thereunder, or (iii) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code and the Treasury Regulations thereunder.

For purposes of this Section 3.14, references to the Company shall be deemed to include the Company and all of its Subsidiaries.

Section 3.15 Employees. The Company has no collective bargaining agreements with any of its employees and no such agreements are being negotiated by the Company. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any employee of the Company or, to the Knowledge of the Company, threatened. To the Knowledge of the Company, no employee of the Company, nor any consultant with whom the Company has contracted, is in violation of any term of any employment contract, proprietary information agreement or any other agreement relating to the right of any such individual to be employed by, or to contract with, the Company because of the nature of the business to be conducted by the Company, and, to the Knowledge of the Company, the continued employment by the Company of its present employees, and the performance of the Company’s contracts with its independent contractors, will not result in any such violation. The Company has not received any notice alleging that any such violation has occurred. No employee of the Company has been granted the right to continued employment by the Company or to any material compensation following termination of employment with the Company (other than unpaid wages, salary, incentive compensation or benefits accrued prior to the date of such termination). The Company is not aware that any officer or key employee, or that any group of key employees, intends to terminate their employment with the Company, nor does the Company have a present intention to terminate the employment of any officer, key employee or group of key employees.

Section 3.16 Compliance with Laws; Permits. Neither the Company nor any of its Subsidiaries is in violation of any applicable statute, rule, regulation, order, judgment, decree, writ or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties which constitutes a Material Adverse Effect on the Company. The Company and each of its Subsidiaries has all franchises, permits, licenses and any similar authority (the “Permits”) necessary for the conduct of its business as now being conducted by it. As of the date hereof, no suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened.

Section 3.17 Disclosure. The Company has provided Parent with all the information reasonably available to the Company that Parent has requested for deciding whether to execute this Agreement. Neither this Agreement (including all the exhibits and schedules hereto) nor any other statements or certificates made or delivered in connection herewith or therewith, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading in light of the circumstances under which they were made. Except as set forth in this Agreement, to the Knowledge of the Company, there is no material fact that the Company or any of its Subsidiaries, as the case may be, has not disclosed to the Parent and of which any of its officers, directors or executive employees is aware that could reasonably be expected to result in a Material Adverse Effect on the Company.

Section 3.18 Registration or First Offer Rights. Except as described in Section 3.18 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has granted or agreed to grant any registration rights, including piggyback rights, or any right of first offer, with respect to any sale of its Securities to any person.

Section 3.19 Insurance. The Company and each of its Subsidiaries have in full force and effect fire and casualty insurance policies, with extended coverage, which the Company in good faith believes to be sufficient in amount (subject to reasonable deductibles) to allow the Company or such Subsidiary to replace any of its properties that might be damaged or destroyed. The Company and each of its Subsidiaries have in full force and effect products liability and errors and omissions insurance in amounts customary for companies similarly situated. Neither the Company nor any of the Company’s Subsidiaries is in default with respect to its obligations under any insurance policy maintained by it, and neither the Company nor any of the Company’s Subsidiaries has been denied insurance coverage.

Section 3.20 Employee Benefit Plans.

(a) Identification of Plans. Except as disclosed in Section 3.20(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries currently maintains or contributes to, or has any outstanding liability to or in respect of or obligation under, any pension, profit-sharing, deferred compensation, bonus, stock option, employment, share appreciation right, severance, group or individual health, dental, medical, life insurance, survivor benefit, or similar plan, policy, arrangement or agreement, whether formal or informal, written or oral, for the benefit of any current or former director, officer or employee of or consultant to the Company or any of its Subsidiaries, as applicable. Each of the arrangements set forth in Section 3.20(a) of the Company Disclosure Schedule is herein referred to as an “Employee Benefit Plan”, except that any such arrangement which is a multi-employer plan shall be treated as an Employee Benefit Plan only for purposes of Sections 3.20(d)(ii) and (vi) and 3.20(g) below.

(b) Delivery of Documents. The Company has heretofore delivered to the Parent true, correct and complete copies of each Employee Benefit Plan and, with respect to each such Employee Benefit Plan, true, correct and complete copies of (i) any associated trust, custodial, insurance or service agreements, (ii) any annual report, actuarial report, or disclosure materials (including specifically any summary plan descriptions) submitted to any governmental agency or distributed to participants or beneficiaries thereunder in the current or any of the three (3) preceding calendar years, and (iii) the most recently received IRS determination letters, if any, and any governmental advisory opinions, rulings, compliance statements, closing agreements or similar materials specific to such Employee Benefit Plan.

(c) Compliance with Terms and Law. Each Employee Benefit Plan is and has heretofore been maintained and operated in material compliance with the terms of such Employee Benefit Plan and in material compliance with the requirements prescribed (whether as a matter of substantive law or as necessary to secure favorable tax treatment) by any and all applicable statutes, governmental or court orders, or governmental rules or regulations in effect from time to time, including ERISA and the Code, and applicable to such Employee Benefit Plan. Each Employee Benefit Plan which is intended to qualify under Section 401(a) of the Code and each trust or other entity intended to qualify as a “voluntary employee benefit association” within the meaning of Section 501(c)(9) of the Code and associated with any Employee Benefit Plan is expressly identified as such in Section 3.20(c) of the Company Disclosure Schedule and has been determined to be so qualified by the IRS, may rely on an opinion letter issued by the IRS with respect to a standardized prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Employee Benefit Plan and, to the Knowledge of the Company, nothing has occurred as to each which has resulted or is likely to result in the revocation or denial of such determination or which, to the Knowledge of the Company, would not reasonably be expected to be resolved without such revocation or denial under the compliance resolution programs of the IRS to preserve such qualification.

(d) Absence of Certain Events and Arrangements. Except as set forth in Section 3.20(d) of the Company Disclosure Schedule:

(i) there is no pending or, to the Knowledge of the Company, threatened legal action, proceeding or investigation, other than routine claims for benefits, concerning any Employee Benefit Plan or, to the Knowledge of the Company, any fiduciary or service provider thereof and, to the Knowledge of the Company, there is no basis for any such legal action or proceeding;

(ii) no liability (contingent or otherwise) to the PBGC or any multi-employer plan has been incurred by the Company or any of its Affiliates or Subsidiaries (other than insurance premiums satisfied in due course);

(iii) no reportable event, or event or condition which presents a material risk of termination by the PBGC, has occurred with respect to any Employee Benefit Plan, or any retirement plan of an Affiliate or Subsidiary of the Company, which is subject to Title IV of ERISA;

(iv) no Employee Benefit Plan nor any party in interest with respect thereof has, to the Knowledge of the Company, engaged in a prohibited transaction which could subject the Company or any of its Subsidiaries directly or indirectly to liability under Section 409 or 502(i) of ERISA or Section 4975 of the Code;

(v) no Employee Benefit Plan provides welfare benefits subsequent to termination of employment to employees or their beneficiaries except to the extent required by applicable state laws and Title I, Part 6 of ERISA;

(vi) neither the Company nor any of its Subsidiaries has announced its intention to modify or terminate any Employee Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of an Employee Benefit Plan; and

(vii) neither the Company nor any of its Subsidiaries has undertaken to maintain any Employee Benefit Plan for any period of time and each such Employee Benefit Plan is terminable at the sole discretion of the sponsor thereof, subject only to such constraints as may be imposed by applicable law.

(e) Funding of Certain Plans. With respect to each Employee Benefit Plan for which a separate fund of assets is or is required to be maintained, full and timely payment has been made of all amounts required of the Company or any of its Subsidiaries, as the case may be, under the terms of each such Employee Benefit Plan or applicable law, as applied through the Closing Date, the consummation of the Merger or a short-form merger, and no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to any such Employee Benefit Plan. The current value of the assets of each such Employee Benefit Plan, as of the end of the most recently ended plan year of that Employee Benefit Plan, equals or exceeds the current value of all benefits liabilities under that Employee Benefit Plan.

(f) Effect of Transactions. Except as set forth in Section 3.20(f) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger, will not, by themselves or in combination in any other event (regardless of whether that other event has or will occur), result in any payment (whether of severance pay or otherwise) becoming due from or under any Employee Benefit Plan (including any employment agreement) to any current or former director, officer or employee of or consultant to the Company or any of its Subsidiaries or result in the vesting, acceleration of payment or increases in the amount of any benefit payable to or in respect of any such current or former director, officer or employee of or consultant to the Company.

(g) Multi-employer Plans. No Employee Benefit Plan is a multi-employer plan.

(h) Definitions. For purposes of this Section, “multi-employer plan”, “party in interest”, “current value”, “reportable event” and “benefit liability” have the same meaning assigned such terms under Sections 3, 4043(b) or 4001(a) of ERISA, and “affiliate” means any entity which under Section 414 of the Code is treated as a single employer with the Company, determined, however, without regard to this Agreement.

Section 3.21 Obligations of Management. Each officer of the Company and its Subsidiaries is currently devoting substantially all of his or her business time to the conduct of the business of the Company. To the Knowledge of the Company, the Company is not aware of any officer or key employee of the Company who presently intends to work less than full time at the Company.

Section 3.22 FDA and Regulatory Matters.

(a) With respect to the Company Products and, to the extent applicable, any other products currently under development by the Company (collectively, the “Products”), (i) (A) the Company and each of its Subsidiaries has obtained all necessary and applicable approvals, clearances, authorizations, licenses and registrations required by United States or foreign governments or government agencies, to permit the design, development, pre-clinical and clinical testing, manufacture, labeling, sale, distribution and promotion of its Products in jurisdictions where it currently conducts such activities (the “Activities to Date”) with respect to each Product (collectively, the “Company Licenses”); (B) the Company and each of its Subsidiaries, as the case may be, is in compliance with all terms and conditions of each Company License and with all applicable laws pertaining to the Activities to Date with respect to each Product which is not required to be the subject of a Company License; (C) the Company and each of its Subsidiaries, as the case may be, is in compliance with all applicable laws regarding registration, license, certification for each site at which a Product is manufactured, labeled, sold, or distributed; and (D) to the extent that any Product has been exported from the United States, the Company or, as applicable, a Subsidiary of the Company exporting such Product, has exported such Product in compliance in all material respects with applicable law; (ii) all manufacturing operations performed by or on behalf of the Company or its Subsidiaries have been and are being conducted in all material respects in compliance with the Quality Systems regulations of the FDA and, to the extent applicable to the Company or any of its Subsidiaries, counterpart regulations in the European Union and all other countries where compliance is required; (iii) all non-clinical laboratory studies of Products under development, sponsored by the Company or any of its Subsidiaries and intended to be used to support regulatory clearance or approval, have been and are being conducted in compliance with the FDA’s Good Laboratory Practice for Non-Clinical Studies regulations (21 CFR Part 58) in the United States and, to the extent applicable to the Company or any of its Subsidiaries, counterpart regulations in the European Union and all other countries; and (iv) the Company and each of its Subsidiaries is in compliance with all applicable reporting requirements for all Company Licenses or plant registrations described in clause (i) above, including, but not limited to, applicable adverse event reporting requirements in the United States and outside of the United States under applicable law.

(b) The Company and each of its Subsidiaries is in compliance with all FDA and non-United States equivalent agencies and similar state and local laws applicable to the maintenance, compilation and filing of reports, including medical device reports, with regard to the Products. Section 3.22(b) of the Company Disclosure Schedule sets forth a list of all applicable adverse event reports related to the Products, including any Medical Device Reports (as defined in 21 CFR 803). Set forth on Section 3.22(b) of the Company Disclosure Schedule are complaint review and analysis reports of the Company and each of its Subsidiaries through the date hereof, including information regarding complaints by product and root cause analysis of closed complaints, which reports are correct in all material respects.

(c) Neither the Company nor any of its Subsidiaries has received any written notice or other written communication from the FDA or any other Governmental Authority (i) contesting the pre-market clearance or approval of, the uses of or the labeling and promotion of any of the Products, or (ii) otherwise alleging any violation of any laws by the Company or any of its Subsidiaries.

(d) There have been no recalls, field notifications or seizures ordered or adverse regulatory actions taken (or, to the Knowledge of the Company, threatened) by the FDA or any other Governmental Authority with respect to any of the Products, including any facilities where any such Products are produced, processed, packaged or stored and neither the Company nor any of its Subsidiaries has within the last three (3) years, either voluntarily or at the request of any Governmental Authority, initiated or participated in a recall of any Product or provided post-sale warnings regarding any Product.

(e) The Company and each of its Subsidiaries have conducted all of their clinical trials with reasonable care and in accordance with all applicable laws and the stated protocols for such clinical trials.

(f) To the Knowledge of the Company, all filings with and submissions to the FDA and any corollary entity in any other jurisdiction made by the Company or any of its Subsidiaries with regard to the Products, whether oral, written or electronically delivered, were true, accurate and complete as of the date made in all material respects, and, to the extent required to be updated, as so updated remain true, accurate and complete in all material respects as of the date of such update, and to the Knowledge of the Company such updates comply with all regulations of the FDA or such corollary entity regarding material misstatements and omissions to state material facts.

(g) The Company has made available to Parent true, correct and complete copies of all written communications with the FDA and any corollary entity in any other jurisdiction, as well as correct and complete written summaries of all material oral communications between the Company or its officers, employees, agents or representatives, on the one hand, and the FDA or any such corollary entity in any other jurisdiction, or their respective employees, agents or representatives, on the other hand.

Section 3.23 Brokers; Expenses. The Company and its stockholders have not incurred, nor will they incur, any liability for brokerage or finders’ fees or agents’

commissions or investment bankers’ fees or any similar charges in connection with this Agreement or the consummation of the transactions contemplated hereby.

Section 3.24 Environmental, Zoning and Safety Laws. Except as set forth in Section 3.24 of the Company Disclosure Schedule, (a) neither the activities carried on by the Company or any of its Subsidiaries at the facilities, offices or properties leased by the Company or any of its Subsidiaries, as the case may be, nor, to the Knowledge of the Company, such facilities, offices or properties, are in material violation of any Environmental Laws, or any other zoning, health or safety law or regulation; (b) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any operator of its past or present properties, is or has been in violation, or alleged violation, of, or has any liability or threatened liability under, any Environmental Laws; (c) none of the properties currently or formerly owned, leased or operated by the Company or any of its Subsidiaries (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance; (d) neither the Company nor any of its Subsidiaries is actually, potentially or allegedly liable for any off-site contamination by Hazardous Substances; (e) neither the Company nor any of its Subsidiaries is actually, potentially or allegedly liable under any Environmental Law (including, without limitation, pending or threatened liens); (f) the Company and each of its Subsidiaries has all Environmental Permits necessary for the conduct of its business as now being conducted by it; (g) the Company and each of its Subsidiaries has always been and is in compliance with its Environmental Permits; and (h) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or third parties, pursuant to any applicable Environmental Law or Environmental Permit.

Section 3.25 Manufacturing and Marketing Rights. Neither the Company nor any of its Subsidiaries has granted rights to manufacture, produce, assemble, license, market, or sell its products to any other person and is not bound by any agreement that affects the Company’s, or any of its Subsidiaries’, exclusive right to develop, manufacture, assemble, distribute, market or sell its products.

Section 3.26 Consents. Except for the adoption and approval of this Agreement and the Merger by the Company’s stockholders under the provisions of Delaware Law, California Law and the Company’s Certificate of Incorporation and bylaws, no permit, approval, authorization or consent of any person (excluding governmental authorities) is required in connection with the execution, delivery and performance by the Company of this Agreement, or the consummation of the transactions contemplated hereby, including the consummation of the Merger.

Section 3.27 Minute Book. The minute book of the Company made available to the Parent or its counsel contains minutes of all meetings of directors and stockholders since the time of incorporation and reflects all transactions referred to in such minutes accurately in all material respects.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as of the Agreement Date, and as of the Closing Date, as follows, subject in each case to such exceptions as are specifically contemplated by this Agreement.

Section 4.1 Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Agreement, to carry out the provisions of this Agreement, and to perform its obligations under, and carry out the provisions of, this Agreement, and to carry on its business as presently conducted and as presently proposed to be conducted. Parent is duly qualified to transact business and is in good standing in each jurisdiction where such qualification is required and in which failure to so qualify would have a Material Adverse Effect on Parent.

Section 4.2 Authorization; Binding Obligations; Governmental Consents.

(a) All corporate actions on the part of Parent and Merger Sub, and their respective officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of Parent and Merger Sub hereunder have been taken. This Agreement is the valid and binding obligation of Parent and Merger Sub, enforceable against such parties in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in law or equity.

(b) No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of Parent or Merger Sub is required in connection with the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for (i) the filing of the Merger Certificate with the Delaware Secretary of State; (ii) such filings as may be required under the HSR Act or any applicable state or foreign anti-takeover and similar laws; and (iii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Parent and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement.

Section 4.3 Compliance with Other Instruments. The execution, delivery and performance of this Agreement by Parent and Merger Sub in accordance with its terms will not (a) conflict with or violate the Certificate of Incorporation or bylaws of Parent or Merger Sub, (b) breach or result in a violation of any law applicable to Parent or Merger Sub or the transactions contemplated by this Agreement, or (c) constitute a material breach of the terms, conditions, provisions of, or constitute a default under, any judgment, order, or decree of any court or arbitrator to which Parent or Merger Sub is a party or any material contract of Parent.

Section 4.4 Brokers. Parent and Merger Sub have not incurred, nor will they incur, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or the consummation of the transactions contemplated hereby.

Section 4.5 Litigation. There is no action, suit, proceeding or, to the knowledge of the Parent, investigation pending against Parent or any of its subsidiaries or, to the knowledge of the Parent, against the directors and officers of the Parent in their capacities as such, that poses a substantial risk (but not necessarily a probability) of (a) preventing, enjoining, altering or materially delaying the Merger, or (b) having a material adverse effect on the ability of Parent to consummate the Merger.

Section 4.6 Available Funds. Parent has sufficient cash on hand from Parent’s immediately available internal organization funds or available under a committed credit facility or unutilized lines of credit with financial institutions to make the Closing Payment.

Section 4.7 No Material Adverse Effect. Except for events and circumstances that have either been publicly announced by Parent, or disclosed by Parent to the Company prior to the Agreement Date, no event constituting a Material Adverse Effect with respect to Parent has occurred since September 30, 2006 that could reasonably be expected to result in Parent being unable to consummate the Merger in accordance with Section 1.1 hereof.

ARTICLE 5

CONDUCT OF BUSINESS PENDING THE MERGER

AND RELATED COVENANTS

Section 5.1 Conduct of Business of the Company. The Company covenants and agrees that, during the period beginning on the Agreement Date and ending on the earlier of the Effective Time or the termination or expiration of this Agreement, unless the Parent shall otherwise agree in writing, the business of the Company shall be conducted only in, and the Company shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use commercially reasonable efforts to preserve intact its business organization, to keep available the services of the current officers and employees of and consultants to the Company; and to preserve the current relationships of the Company with customers, suppliers and other persons with which the Company has significant business relations. Without limiting the foregoing, the Company shall not, directly or indirectly do any of the following without the prior written consent of the Parent, with it being understood that each of such clauses below shall constitute an independent obligation of the Company, not qualified by any other such clause, and shall be deemed to be cumulative:

(a) Charter Documents. Cause or permit any amendments to its Certificate of Incorporation or bylaws;

(b) Dividends; Repurchases; Changes in Capital Stock. (i) Except for any stock dividends or other stock combinations not prohibited under (ii) below or the Net Cash Payment, (A) declare or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock (other than the Net Cash Payment), (B) split, combine or reclassify any of its capital stock, (C) effect a recapitalization, (D) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (E) repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock, or (ii) declare any stock dividend or split, combine or reclassify any of its capital stock in a manner that would reasonably be expected to cause a Parent Impairment;

(c) Material Contracts. Enter into any material contract or commitment (other than as required in the ordinary course of business), or violate, amend or otherwise modify or waive (other than as required in the ordinary course of business) any of the terms of any agreements, understandings, instruments or contracts which are material to the business of the Company as currently conducted and as proposed to be conducted other than (i) contracts that are entered into in the ordinary course of business, or (ii) contracts which are terminable by the Company upon less than ninety (90) days’ notice without penalty or surviving obligations. For purposes of this Section 5.1(c), the parties hereto acknowledge that any such actions with respect to any contract or commitment having a value in excess of $100,000 shall not be deemed to be in the ordinary course of business. Any material contract or commitment entered into, or extended, by the Company after the Agreement Date shall explicitly provide that the consummation of the transactions contemplated by this Agreement shall not result in a breach or violation of such contract or otherwise require the payment of any fees or expenses in connection therewith, or give the other party the right to accelerate any obligations of the Company thereunder or to cause the termination of such contract;

(d) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities or other instruments (including notes or other evidences of Indebtedness) convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible instruments or securities, other than (i) shares of Company Common Stock issuable upon exercise of Company Options that are outstanding as of the Agreement Date under the Company Option Plan, (ii) Company Options, or (iii) other shares, convertible instruments or securities that will automatically, by their express terms, terminate or convert into shares of Company Common Stock immediately prior to the consummation of the Merger and the issuance of which will not otherwise have a Parent Impairment;

(e) Intellectual Property.

(i) Sell, license, assign or transfer any Intellectual Property of the Company to any other person other than the Parent, or encumber any Intellectual Property of the Company, other than pursuant to (A) non-commercial site licenses granted to clinical investigators who are evaluating the Company products in clinical trials, which licenses terminate at the conclusion of such trials, (B) licenses to use such Intellectual Property granted in connection with the commercial use of the Company products by end-users (but do not grant rights to manufacture, sell or distribute products using such Intellectual Property to such persons), (C) rights to manufacture products using such Intellectual Property granted to contract manufacturing partners pursuant to agreements that are terminable upon no more than ninety (90) days’ notice without penalty and do not grant the other party the right to market, distribute or sell products including such Intellectual Property; and (D) licenses granted to Parent and its Affiliates; or

(ii) License, or otherwise acquire, any Intellectual Property not owned by the Company or the Parent from any third party on terms requiring any royalty payments following, or imposing other obligations on the Company or its affiliates that may survive, the Effective Time;

(f) Marketing or Other Rights. Enter into or amend any agreement pursuant to which any other party is granted manufacturing, marketing or other development or distribution rights of any type or scope with respect to any of the Company’s products or technology, other than agreements that are terminable by the Company or its successors in interest within ninety (90) days of the Agreement Date and without requiring the payment of termination or assignment fees, or enter into any agreement that would limit the ability of any of the Surviving Corporation, the Parent or any Affiliate of the Parent to operate in a specific area of business or specific geographic area after the closing of the Merger;

(g) Liens; Dispositions; Obligations.

(i) Create or incur or suffer to be created or incurred any Lien upon any of its property or assets of any character whether now owned or hereafter acquired or upon the income or profits therefrom; transfer any of such property or assets or the income or profits therefrom for the purpose of subjecting the same to the payment of Indebtedness or performance of any other obligation in priority to payment of its general creditors; acquire, or have an option to acquire, any property or assets upon conditional sale or other title retention or purchase money security agreement, device or arrangement; or suffer to exist for a period of more than thirty (30) days after the same shall have been incurred any Indebtedness or claim or demand against it that if unpaid might by law or upon bankruptcy or insolvency, or otherwise, be given any priority whatsoever over its general creditors; or

(ii) Except for the sale of the Company’s inventory in the ordinary course of business, sell, lease, license, or otherwise dispose of, any of its properties or assets, or become a party to any agreement effecting any of the foregoing.

(h) Indebtedness. Incur any Indebtedness (other than to Parent) for borrowed money or guarantee any such Indebtedness or issue or sell any debt securities or guarantee any debt securities of others, except for ordinary advances for payroll or other reimbursable employee expenses incurred in the ordinary course of business;

(i) Leases. Enter into any operating leases;

(j) Payment of Obligations. Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than current liabilities as shown in the latest balance sheet included in the Financial Statements or in the ordinary course of business;

(k) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements except in the ordinary course of business;

(l) Termination or Waiver. Terminate or waive any right of substantial value, other than in the ordinary course of business;

(m) Employee Benefit Plans; New Hires; Pay Increases. Adopt or amend any employee benefit (other than as required by Applicable Law), pay any special bonuses or special remuneration to any employee or director (other than pre-existing obligations) which in the aggregate exceed 20% of the Company’s then-current annual aggregate salary obligation, or, except in the ordinary course of business consistent with past practices, increase the salaries, bonuses or wage rates of its employees;

(n) Severance Arrangements. Except as specifically described in Section 3.20 of the Company Disclosure Schedule or as required by Applicable Law, adopt or approve any severance, bonus or benefit acceleration arrangements (whether individually or more broadly) that could be triggered after the consummation of the Merger;

(o) Lawsuits. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided, that it consults with Parent prior to the filing of such a suit, or (iii) with respect to this Agreement;

(p) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof which are material, individually or in the aggregate, to the Company’s business, taken as a whole;

(q) Taxes. Make or change any material election in respect of Taxes, adopt or request permission of any Taxation Authority to change any accounting method in respect of Taxes, enter into any closing agreement in respect of Taxes, settle any claim or assessment in respect of Taxes, surrender or allow to expire any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or take (or permit any Subsidiary to take) any such actions with respect to any Subsidiary;

(r) Principal Business. Engage in any business other than the development, manufacturing, marketing and sale of the Company Product, including seeking all necessary regulatory approvals therefor and such other activities as may be approved by the Company Board (the “Principal Business”);

(s) Stock Option Plans, Warrants, Etc. Accelerate, except with respect to grants already outstanding pursuant to the existing terms thereof, amend or change the period of exercisability or vesting of options or other rights granted under the Company Option Plan, establish any new or additional stock option plan, amend the Company Option Plan, or grant any options, warrants or other rights to acquire shares of Company Common Stock or Company Preferred Stock, other than options granted under the Company Option Plan;

(t) Revaluation. Revalue any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business;

(u) Insurance. Materially reduce the amount of any material insurance coverage provided by existing insurance policies;

(v) Notices. Fail to give any notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, or any applicable government authority under the Worker Adjustment and Retraining Act (the WARN Act), the National Labor Relations Act, the Code, the Consolidated Omnibus Reconciliation Act (COBRA), or other applicable law in connection with the transactions provided for in this Agreement;

(w) Other Transactions. Merge or consolidate with any entity other than the Parent, Merger Sub or an Affiliate of Parent, or liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction;

(x) Confidentiality Agreements. Hire or retain, or continue to retain or employ, any employee or consultant having access to confidential or proprietary information of the Company unless such employee or consultant enters into, or has entered into, a proprietary information and inventions agreement with the Company in the form of Exhibit C attached hereto or an agreement containing substantially similar and no less restrictive confidentiality and inventions assignment provisions, or amend or otherwise modify, or grant a waiver under, any such confidentiality or proprietary information agreement with any such person;

(y) Related Party Transactions. Enter into or be a party to any transaction with any director, officer, employee, significant stockholder of the Company or family member of or consultant to any such person, corporation or other entity of which any such person beneficially owns 10% or more of the equity interests or has 10% or more of the voting power, or Subsidiary or Affiliate of the Company, except as approved by a majority of the disinterested directors of the Company Board on terms and conditions which are fair and reasonable to the Company and no less favorable to the Company as could be obtained from a third party on an arms-length basis;

(z) Other Activities. Knowingly engage in any other activity which could reasonably be expected to impair the ability of the Parent, the Merger Sub or the Company to consummate the Merger;

(aa) Subsidiaries. Permit any Subsidiary of the Company to take any action from which the Company would be prohibited pursuant to this Section; or

(bb) General. Authorize, commit to, agree to take, or permit to occur any of the foregoing actions.

Section 5.2 Waivers. Prior to taking any particular action that the Company believes may result in a violation of any of its obligations under Section 5.1, the Company shall be entitled to seek a waiver of its obligations under Section 5.1 with respect to such proposed action by making written request of Parent in accordance with Section 10.1 hereof (each, a “Waiver Request”), which Waiver Request shall describe in reasonable detail the proposed action for which the waiver is sought and any facts, events and circumstances that the Company believes in good faith are material to Parent’s decision whether to grant a waiver. The Parent shall use commercially reasonable efforts to respond to each Wavier Request as promptly as possible, but in no event later than within five (5) days of receipt thereof. Failure by Parent to respond to any Waiver Request shall not constitute assent or agreement to the waiver requested thereby.

Section 5.3 Clinical Trials. From time to time and at the reasonable request of Parent, the Company shall provide Parent with updates concerning the progress of and developments in and results of the Company’s clinical trials. In addition, the Company shall (a) invite Parent to participate in all meetings with clinical investigators, (b) provide Parent with copies of all written communication provided to and from such investigators, and (c) provide Parent with copies of any interim data and data analysis generated with respect to its clinical trials. The Company shall furnish to Parent for its review and comment, and the Company shall consult with Parent regarding, (i) clinical trial protocols, (ii) lists of clinical investigators, (iii) copies of all forms of clinical investigator contracts, and (iv) patient data forms for any of its proposed clinical trials.

Section 5.4 FDA Approval Matters.

(a) The Company shall notify Parent of any communications with the FDA or any corollary entity in any other jurisdiction, including outside of the United States of America, or any other Governmental Authority, whether written or oral, as soon as reasonably practicable, but in no event later than five (5) business days after the receipt of such communication, and within such same time period, the Company shall provide Parent with copies of any such written communications and written summaries of any such oral communications.

(b) From time to time and at the reasonable request of Parent, the Company shall provide Parent with updates concerning the progress of the Company’s regulatory filings and strategy for obtaining necessary regulatory approvals to market and sell the Company Products of the Company. The Company shall reasonably consult with Parent regarding any material regulatory filing prior to finalizing such filings and delivering them to the relevant regulatory authorities.

Section 5.5 Payment of Taxes, Etc. The Company shall, and shall cause each of its Subsidiaries to, timely file all of its Tax Returns as they become due (taking all timely filed proper extension requests into account), all such Tax Returns to be true, correct and complete, and the Company shall, and shall cause each of its Subsidiaries to, timely pay and discharge as they become due and payable all Taxes (other than Taxes contested in good faith by the Company or its Subsidiaries in appropriate proceedings), assessments and other governmental charges or levies imposed upon it or its income or any of its property as well as all claims of any kind (including claims for labor, materials and supplies) that, if unpaid, may by law become a lien or charge upon its properties.

ARTICLE 6

ADDITIONAL AGREEMENTS

Section 6.1 Notices; Consents; Filings. The Company shall use its commercially reasonable best efforts, at the Company’s expense, to obtain the consents described in Section 3.26 of the Company Disclosure Schedule. In the event that the Company shall fail to obtain any third party consent necessary for the consummation of the transactions contemplated hereby, the Stockholder Representative Committee shall use commercially reasonable efforts, and take any such actions reasonably requested by Parent, to minimize any adverse effect upon the Company, the Surviving Corporation and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

Section 6.2 HSR Act. In the event that Parent, the Company or any stockholder of Parent or the Company reasonably determines that it is required to make a pre-merger notification filing (an “Antitrust Filing”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or any corresponding law or regulation of any foreign Governmental Authority (a “Foreign Antitrust Filing”), with respect to the Merger and the other transactions contemplated hereby, such party shall promptly notify the other parties of such requirement and thereafter each of the parties will:

(a) as promptly as is practicable, make its required filings under the HSR Act or any laws mandating a Foreign Antitrust Filing;

(b) as promptly as is practicable after receiving any governmental request under the HSR Act or any corresponding law or regulation of any foreign Governmental Authority for additional information, documents, or other materials, use its commercially reasonable best efforts to comply with such request;

(c) cooperate with the other in connection with resolving any governmental inquiry or investigation, whether domestic or foreign, relating to their respective HSR Act filings, Foreign Antitrust Filings, the Merger or any related inquiry or investigation;

(d) promptly inform the other of any communication with, and any proposed understanding, agreement, or undertaking with any governmental entity, whether domestic or foreign, relating to their respective HSR Act filings, Foreign Antitrust Filings, the Merger or any related inquiry or investigation;

(e) to the extent reasonably practicable and to the extent allowable by Applicable Law, give the other reasonable advance notice of, and the opportunity to participate in (directly or through its representatives), any meeting or conference with any governmental entity, whether domestic or foreign, relating to their respective HSR Act filings, Foreign Antitrust Filings, the Merger or any related inquiry or investigation; and

(f) Parent shall pay any filing fees required to be paid in connection with such filings, if any, under the HSR Act or in connection with any Foreign Antitrust Filings.

Section 6.3 Further Assurances.

(a) Each of Parent and the Company will:

(i) use its commercially reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and the transactions contemplated hereby, including using its commercially reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of governmental authorities as are necessary for the consummation of the Merger and the other transactions contemplated hereby and to fulfill the conditions set forth in Article 7; provided that Parent shall not be required by Section 6.2 or this Section 6.3(a) to enter into any consent decree, hold separate orders or other arrangements that would have such an effect or, in any event, any consent decree, hold separate order or other arrangements that would require Parent or the Company to dispose of any existing assets of such party, and in the event that Parent elects to abandon its efforts to obtain approval under the HSR Act in accordance with the terms of this Section 6.3(a), Parent shall promptly give notice of such abandonment to the Company. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their commercially reasonable best efforts to take all such action; and

(ii) until the earlier of the Effective Time or the termination of this Agreement, cooperate and use its commercially reasonable best efforts to vigorously contest and resist any action, including administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Merger and the other transactions contemplated hereby, including by vigorously pursuing all available avenues of administrative and judicial appeal.

(b) From the Agreement Date until the Effective Time, the parties hereto will take all further action that is necessary or desirable to carry out the purposes of this Agreement, and the proper officers and directors of each party to this Agreement shall use their commercially reasonable best efforts to take all such action and shall refrain from taking any actions which would be contrary to, inconsistent with or against, or would frustrate the essential purposes of, the transactions contemplated by this Agreement.

Section 6.4 Stockholder Approval. Following the execution of this Agreement, the Company will promptly solicit the approval by written consent of the execution and delivery by the Company of this Agreement, and the consummation of the transactions contemplated hereby, by Company Stockholders holding the requisite number of shares of each class of the Company’s capital stock required to approve the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (the “Initial Stockholder Approval”). The Company shall take all other action necessary or advisable to secure the vote or consent of stockholders required by Delaware Law and California Law, if applicable, to obtain such approval.

Section 6.5 Notice of Developments. Parent, on the one hand, and the Company, on the other hand, shall use reasonable efforts to give prompt written notice to the other party of any material development known by such party which causes a material breach of any of its own representations, warranties or covenants in this Agreement. After the Agreement Date but before the Effective Time, the Company may supplement the Company Disclosure Schedule by providing in a writing that specifically refers to this Section 6.5 disclosures (a “Disclosure Supplement”) of actual facts in existence on the date of such Disclosure Supplement that have occurred since the Agreement Date. The disclosures contained in the Disclosure Supplement shall reference in reasonable detail all of the relevant facts and will be deemed to qualify only the representations and warranties that are specifically identified therein as being qualified or where the relevance of such disclosure to such other representation or warranty is readily apparent from the language contained in such disclosure. Such Disclosure Supplement shall be deemed for all purposes of this Agreement to be included in the Company Disclosure Schedule, provided, however, that Parent shall have a period of ten (10) calendar days to elect to terminate this Agreement pursuant to Section 8.1(h) following the delivery of such Disclosure Supplement.

Section 6.6 Exclusivity; Superior Proposal.

(a) From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to Article 8, the Company will not, nor will it authorize or direct any of its officers, directors, Affiliates or employees or any investment banker, attorney or other advisor or representative retained by it to, directly or indirectly, (i) solicit, initiate or induce the making, submission or announcement of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action intended or that could reasonably be expected to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except as to disclose the existence of these provisions, (iv) endorse or recommend any Acquisition Proposal, or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal; provided, however, that prior to the adoption of this Agreement by the required Company Stockholder vote, this Section 6.6(a) shall not prohibit the Company from furnishing nonpublic information regarding the Company and its subsidiaries to, entering into a confidentiality agreement with or entering into discussions with, any person or group in response to a Superior Proposal or any offer or proposal that the Company Board reasonably determines in good faith is reasonably likely to lead to a Superior Proposal submitted by such person or group (and not withdrawn), or the Company Board from recommending that the Company Stockholders approve a Superior Proposal if (A) neither the Company nor any representative of the Company or its subsidiaries shall have violated any of the restrictions set forth in this Section 6.6, including, but not limited to, obligations under clause (i) above, (B) the Company Board concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the directors’ exercise of their fiduciary obligations to the Company Stockholders under Delaware Law, (C) prior to furnishing any such nonpublic information to, or entering into discussions with, such person or group, the Company gives Parent written notice of the identity of such person or group and of the Company’s intention to furnish nonpublic information to, or enter into discussions with, such person or group and the Company receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of the Company, and (D) contemporaneously with furnishing any such nonpublic information to such person or group, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent); provided, further, however, that the Company shall not consummate any transaction(s) contemplated by any Superior Proposal unless and until the Company has first terminated this Agreement pursuant to Section 8.1(g) hereof. The Company and its subsidiaries will, and will direct their respective officers, directors, Affiliates, employees, investment bankers, attorneys and other advisors and representatives to, immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of the Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of the Company or any of its subsidiaries shall be deemed to be a breach of this Section 6.6 by the Company.

(b) In addition to the obligations of the Company set forth in Section 6.6(a), the Company as promptly as practicable shall advise Parent in writing of any Acquisition Proposal or of any request for nonpublic information or other inquiry which the Company reasonably believes could lead to an Acquisition Proposal, the material terms and conditions of such Acquisition Proposal (to the extent known), and the identity of the person or group making any such request, inquiry or Acquisition Proposal. The Company agrees to keep Parent informed on a current basis of the status and details (including any material amendments or proposed amendments) of any such request, inquiry or Acquisition Proposal.

Section 6.7 Full Access. At all times until the termination or expiration of this Agreement, the Company will afford to Parent and its authorized representatives, upon reasonable notice, full access during normal business hours to all properties, books, records, contracts and documents of the Company as Parent and such authorized representatives may reasonably request and a complete opportunity to make such investigations as Parent and such authorized representatives reasonably request, and the Company will furnish or cause to be furnished to Parent and its authorized representatives all such information with respect to the affairs and businesses of the Company as they may reasonably request. All information obtained by Parent pursuant to this Section 6.7 shall be kept confidential in accordance with that certain Non-Disclosure Agreement, dated March 10, 2004, between Parent and the Company (the “Confidentiality Agreement”). No investigation pursuant to this Section 6.7 shall affect any representation or warranty in this Agreement of any party hereto or thereto or any condition to the obligations of the parties hereto or thereto.

Section 6.8 Public Announcements. Prior to the closing of the Merger, Parent shall not, without having previously informed the Company about the form, content and timing of any such announcement, issue any press release or otherwise make any public statements with respect to this Agreement or the transactions contemplated hereby, except as may be required by (a) law, (b) the Securities Exchange Commission, (c) the Securities Act, or the Exchange Act, or (d) any listing agreement with the NASDAQ Stock Market. Nothing herein express or implied shall require Parent to consult with the Company following the closing of the Merger. The Company shall not, without the prior written consent of the Parent, issue any press release or otherwise make any public statements with respect to this Agreement or the transactions contemplated hereby at any time.

Section 6.9 Patents. From and after the date of this Agreement until the Effective Time or termination of this Agreement, the Company shall (a) maintain at least one (1) pending United States patent application in each independent patent family of the Company Intellectual Property, (b) not abandon or allow to be abandoned any patent applications of the Company pending as of the Agreement Date, (c) take any and all such actions as may be commercially reasonable to cause each patent of the Company to be valid and subsisting, including paying all necessary registration, maintenance and renewal fees in connection with such patents and filing all necessary documents and certificates in connection with such patents with the relevant authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such patents in full force and effect, and (d) use commercially reasonable efforts to continue to acquire and develop additional Intellectual Property useful to the Principal Business consistent with its ordinary course of business. During the period between the Effective Time and the Contingent Payment Termination Date, Parent shall (a) not abandon any patent applications of the Company then pending, and (b) pay all necessary registration, maintenance and renewal fees in connection with each patent of the Company and file all necessary documents and certificates in connection with such patents with the relevant authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such patents in full force and effect, provided, that notwithstanding anything to the contrary in this Agreement, nothing herein shall require Parent to further prosecute any patent applications, or file any new patent applications, or seek any other protection for any Intellectual Property of the Surviving Corporation or Parent.

Section 6.10 Certain Obligations of Parent.

(a) During the period from the Closing Date until the achievement of the FDA Milestone, Parent shall use commercially reasonable efforts to achieve the FDA Milestone as soon as reasonably practicable including taking those commercially reasonable actions required or otherwise requested by the FDA, or any successor entity, to achieve the FDA Milestone. However, the parties acknowledge that despite Parent’s use of commercially reasonable efforts in accordance with this Section 6.10, circumstances may exist that delay or prevent the achievement of the FDA Milestone. Accordingly, nothing herein shall be deemed to be an agreement on the part of Parent to achieve the FDA Milestone within any period of time, or at all. Without limiting the foregoing, Parent shall be required to answer reasonable inquiries of the Stockholder Representative Committee with respect to the prosecution of any application with the FDA, or any successor entity, intended to achieve the FDA Milestone and (i) promptly provide to the members of the Stockholder Representative Committee copies of any material written correspondence received from the FDA with respect thereto, and (ii) no later than ten (10) business days prior to the filing thereof provide to the members of the Stockholder Representative Committee any proposed application or written correspondence to the FDA with respect thereto, including copies of any and all underlying data to accompany any such application or correspondence. Parent shall consider in good faith any comments of the members of the Stockholder Representative Committee on any such proposed application or written correspondence which are delivered to Parent a reasonable time prior to the proposed filing thereof. Parent shall also notify the members of the Stockholder Representative Committee of any meetings with the FDA with respect to such application.

(b) During the period between the achievement of the FDA Milestone and the Contingent Payment Termination Date, (i) Parent shall not, and shall cause each member of the Buyer Group to not, take any actions in bad faith in the marketing and sale of Contingent Payment Products, and the operation of the Surviving Corporation which could reasonably be expected to have the effect of avoiding the Parent’s obligations to make the Contingent Payments hereunder, (ii) Parent agrees, and shall cause each member of the Buyer Group to agree, to use its commercially reasonable efforts, consistent with its ordinary course of conduct, to market and sell Contingent Payment Products, and (iii) the Parent shall, and shall cause each member of the Buyer Group to, not discontinue the sale of any Contingent Payment Product during the period between the Effective Time and the Contingent Payment Termination Date unless it determines in good faith that it would be commercially reasonable to do so; provided, however, that from and after the occurrence of a Pregnancies Event, the Parent shall not be required to comply with clauses (ii) and (iii) above. Moreover, whether certain efforts by Parent to market and sell any Contingent Payment Product are deemed to be “commercially reasonable” in accordance with clause (ii) above shall be determined in light of, and in making the determination set forth in clause (iii) above, Parent shall be entitled to consider, all relevant factors, taken as a whole, including without limitation the level of development of such Contingent Payment Product, the perceived market potential of such Contingent Payment Product in each relevant jurisdiction, the level of regulatory approval for such Contingent Payment Product (if applicable) in each jurisdiction (including, but not limited to, the extent of the indications for which such Contingent Payment Product has been approved, if applicable), whether or not the sale of such Contingent Payment Product could infringe the Intellectual Property rights of third parties and, if so, the likelihood thereof, the relative profitability of such Contingent Payment Product, including as to gross and net margins, the availability of raw materials and components for such Contingent Payment Product (if applicable), and the competitive position of such product vis-à-vis other products that may be marketed and sold in each jurisdiction for the same or similar indications or uses, including with respect to the efficacy, safety and cost of such Contingent Payment Product when compared to such other products. The efforts required by Parent under this Section 6.10 shall be measured in relation to the efforts historically undertaken by Parent as of the Effective Time with respect to products of similar market potential, and shall take into account Parent’s financial and sales and marketing related resources from time to time. In connection with its obligations under this paragraph (a), Parent shall be required to designate an individual representative of Parent involved in the organization, development and management of development activities for the Contingent Payment Products who will be available for reasonable communications, on no more than a quarterly basis, with the members of the Stockholder Representative Committee regarding the development of Contingent Payment Products during the period between the achievement of the FDA Milestone and the Contingent Payment Termination Date. Notwithstanding the foregoing, the Parent’s efforts and decisions shall be deemed to be “commercially reasonable” for all purposes of this Section 6.10 in any event if (w) with respect to efforts and decisions made in the First Contingent Payment Year, Worldwide Net Sales recorded for such First Contingent Payment Year are equal to or greater than $9,000,000, (x) with respect to efforts and decisions made in the Second Contingent Payment Year, Worldwide Net Sales recorded for such Second Contingent Payment Year are equal to or greater than $22,000,000, (y) with respect to efforts and decisions made in the Third Contingent Payment Year, Worldwide Net Sales recorded for such Third Contingent Payment Year are equal to or greater than $36,000,000, and (z) with respect to efforts and decisions made in the Fourth Contingent Payment Year, Worldwide Net Sales recorded for such Fourth Contingent Payment Year are equal to or greater than $45,000,000. Notwithstanding anything to the contrary in this Agreement, (A) the “safe harbor” provisions set forth in the preceding sentence are not intended to set minimum standards of performance by the Parent, and the Parent shall be entitled to demonstrate that its marketing and selling efforts with respect to the Contingent Payment Products may be deemed to be commercially reasonable, in the absence of the achievement of the levels of Worldwide Net Sales described above, and (B) in no event shall Parent or any successor entity of an Acquisition Transaction be required to market or sell Contingent Payment Products in any jurisdiction where neither the Buyer Group nor such successor entity, as applicable, has had, at any time since the Effective Date, a direct or indirect sales force. Notwithstanding anything to the contrary, in no event shall the engagement by Parent or any other member of the Buyer Group of a distributor to promote, market or sell any Contingent Payment Products in any jurisdiction, where such engagement would otherwise be commercially reasonable in light of all relevant circumstances, be deemed to be undertaken in bad faith in contravention of this Section 6.10.

Section 6.11 Change of Control of Parent; Sale of Assets. In the event that, during the period between the Effective Time and the Contingent Payment Termination Date, there occurs a Parent Change of Control, or a sale of a majority of the assets of the Company or of Company’s Intellectual Property as of Closing Date (any such transaction, an “Acquisition Transaction”), then the Parent shall be required to cause the successor entity of such Acquisition Transaction to specifically agree with the Stockholder Representative Committee (on behalf of the Participating Rights Holders):

(a) to assume all of the obligations of the Parent and Surviving Corporation hereunder, including pursuant to Section 6.10 with respect to any unpaid Contingent Payments (with appropriate adjustments to reflect the succession and the substitution of such successor or assignee to the obligations of Parent and Surviving Corporation hereunder); and

(b) to increase the amount of the Sales Contingent Payment Amount for the final Contingent Payment Year by an amount equal to the Catch-Up Contingent Payment, if greater than zero, to the Participating Rights Holders.

(c) Certain Definitions. For purposes of this Agreement, the following definitions shall apply:

(i) “Accrued Contingent Payment Amount” means, as of the last day of the final Contingent Payment Year, the sum of the aggregate amount of all Sales Contingent Payment Amounts for all of the previously completed Contingent Payment Years, plus the Sales Contingent Payment Amount for the final Contingent Payment Year (prior to any increase in accordance with the terms of paragraph (b) above.

(ii) “Base Annual Amount” means an amount equal to: (A) $78,000,000 if an Acquisition Transaction occurs prior to the first commercial sale of a

Company Product by Parent to an unaffiliated purchaser in the United States after the Effective Time; (B) $65,000,000 if an Acquisition Transaction occurs after the first commercial sale of a Company Product by Parent to an unaffiliated purchaser in the United States after the Effective Time, but before the end of the First Contingent Payment Year; (C) $52,000,000 if an Acquisition Transaction occurs after the end of the First Contingent Payment Year, but before the end of the Second Contingent Payment Year; (D) $39,000,000 if an Acquisition Transaction occurs after the end of the Second Contingent Payment Year, but before the end of the Third Contingent Payment Year; and (E) $26,000,000 if an Acquisition Transaction occurs after the end of the Third Contingent Payment Year, but before the end of the Fourth Contingent Payment Year.

(iii) “Catch-Up Contingent Payment” means an amount equal to the Base Annual Amount minus the Accrued Contingent Payment Amount, if such result is greater than zero. In the event that the Accrued Contingent Payment Amount is greater than the Base Annual Amount, then the Catch-Up Contingent Payment shall be equal to zero.

Section 6.12 Employment Matters. Following the Effective Time, Parent, in its sole discretion, will either (a) continue (or cause the Company to continue) to maintain the Employee Benefit Plans on substantially the same terms as in effect immediately prior to the Effective Time, or (b) arrange for each participant (including, without limitation, all dependents) in the Employee Benefit Plans (the “Company Participants”) to participate in a substantially similar plans or arrangements, as determined on a plan-by-plan or arrangement-for-arrangement basis, of Parent or its applicable subsidiary (“Parent Plans”), or (c) a combination of clauses (a) and (b) so that each Company Participant shall have benefits that are substantially similar in the aggregate to benefits provided to similarly situated employees of Parent under Parent Plans and in each case at least equivalent to the benefits provided to each the Company Participant under the Employee Benefit Plans prior to the Effective Time. For purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual) under Parent Plans and other benefit arrangements of Parent (excluding a defined benefit plan), to the extent the Company Participants participate in the Parent Plans and other benefit arrangements of Parent following the Closing Date, (i) each the Company Participant will receive credit for purposes of eligibility to participate and vesting under such for years of service with the Company (or any of its subsidiaries or predecessors) prior to the Closing Date, and (ii) Parent will cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any Parent Plans that are group health plans in which such the Company Participants will participate to be waived and will provide credit for any co-payments and deductibles prior to the Closing Date for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such plans that may apply after the Closing Date.

Section 6.13 Indemnification.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company as provided in the certificate of incorporation or bylaws of the Company in effect immediately prior to the Effective Time or in any indemnification agreement with such directors, officers or employees which is identified on the

Company Disclosure Schedule shall survive the Merger and shall continue in full force and effect.

(b) The provisions of this Section 6.13 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the parties entitled to indemnification hereunder. In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.13.

(c) Nothing in this Section 6.13 shall be deemed to limit the rights of Parent under Section 9.2.

ARTICLE 7

CONDITIONS TO THE MERGER

Section 7.1 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of each of the following conditions:

(a) no order, stay, decree, judgment or injunction shall have been entered, issued or enforced by any court of competent jurisdiction which prohibits consummation of the Merger, and there shall not be any action taken by any Governmental Authority, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal or substantially deprives Parent, the Company or the Participating Rights Holders of any of the anticipated benefits of the Merger or the related transactions, taken as a whole;

(b) all actions by or in respect of or filings with any Governmental Authority required to permit the consummation of the Merger in accordance with the terms hereof shall have been obtained (other than those actions or filings which, if not obtained or made prior to the consummation of the Merger, would not have a Material Adverse Effect on the Company prior to or after the Effective Time or a Material Adverse Effect on Parent after the Effective Time or be reasonably likely to subject the Company, Parent, Merger Sub, or any of their respective Subsidiaries or any of their respective officers or directors to substantial penalties or criminal liability); and

(c) the Initial Stockholder Approval shall have been obtained.

Section 7.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following further conditions (any one of which may be waived in whole or part by Parent in its sole discretion by giving written notice to the Company in compliance with Section 10.1 hereof):

(a) (i) the Company shall have performed all of its material obligations hereunder required to be performed by it at or prior to the Effective Time; and (ii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

(b) (i) each of the representations and warranties of the Company contained in this Agreement shall have been true and correct in all material respects at the time originally made (as qualified by the Company Disclosure Schedule), or an earlier date if such representation or warranty refers expressly to an earlier date (without giving effect to any qualifications as to materiality or lack of Material Adverse Effect contained therein), and shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or lack of Material Adverse Effect contained therein) as of the Effective Time, with the same force and effect as if such representations and warranties had been made at and as of the Effective Time, or an earlier date if such representation or warranty refers expressly to an earlier date, except with respect to the representations and warranties deemed to be made as of the Closing Date, where any failures to be true and correct, individually or in the aggregate, could not reasonably be expected to constitute a Material Adverse Effect with respect to the Company and (ii) the Company shall deliver to Parent at the Closing a certificate, dated as of the date of the Closing and signed by the Company’s President or Chief Executive Officer, certifying to that effect;

(c) each of the individuals identified on Schedule 7.2 hereto shall have executed and delivered a non-competition agreement with Parent in form and substance satisfactory to Parent and such person;

(d) no Material Adverse Effect with respect to the Company shall have occurred or been discovered by Parent since the Agreement Date;

(e) no injunction or other decree shall have been issued by any court of competent jurisdiction prohibiting the sale of the Contingent Payment Products by the Company or Parent on the basis of any rights held by a third party (including without limitation any rights of any third party in any Intellectual Property);

(f) Wilson Sonsini Goodrich & Rosati will have issued a legal opinion in the form attached hereto as Exhibit D;

(g) the Company shall have delivered a properly executed statement, dated as of the Closing Date, in a form reasonably acceptable to Parent conforming to the requirements of Treasury Regulation Section 1.1445-2(c)(3);

(h) the Company shall have delivered to Parent and Merger Sub the Capitalization and Closing Payment Amount Certificate;

(i) the Company shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the Merger under all notes, bonds, mortgages, indentures, contracts, agreements, leases, licenses, permits, franchises and other instruments or obligations to which it is a party;

(j) the Company shall have delivered to Parent a certificate at any one time following the date hereof but prior to the Closing Date, setting forth the following information as to each share of the Company’s stock (as defined in Treas. Reg. § 1.382-2(a)(3)), as of the date of such certificate (which date may be any day after the date of this Agreement and prior to the Effective Time): (i) the date of issuance, (ii) the holder at issuance, (iii) the issue price and (if different) fair market value, (iv) the date(s) of any transfer(s), (v) the fair market value at the time of transfer, (vi) any information as to the holder of that share from time to time that is described in Treas. Reg. §§ 1.382-2T(h)(6) and/or 1.382-2T(k) and is actually known to the Company, and (vii) a summary of any written materials indicative of, or other information or estimates as to, the fair market value of that share from time to time (including, e.g., the exercise price of any incentive stock options granted at any time at or following the issuance date of that share to acquire shares of the same class of stock);

(k) any and all rights, warrants, options or other instruments or rights to purchase shares of Company Common Stock or Company Preferred Stock (other than Company Options, which shall be converted into the right to receive a portion of the Merger Consideration in accordance with Section 2.1) outstanding immediately prior to the Closing, whether or not exercisable, whether or not vested, and whether or not performance based, shall have been exercised or terminated, and all outstanding convertible notes shall have been cancelled or converted into capital stock of the Company; and

(l) holders of no more than five percent (5%) of the aggregate outstanding Company Common Stock and Company Preferred Stock (calculated on an as-converted to Company Common Stock basis) as of the Effective Time shall have elected to, or continue to have contingent rights to, exercise dissenters’, appraisal or similar rights under Delaware Law or California Law, if any, with respect to such shares.

Section 7.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions (any one of which may be waived in whole or part by the Company):

(a) (i) Parent and Merger Sub shall have performed all of their respective material obligations hereunder required to be performed by them at or prior to the Effective Time; and (ii) the Company shall have received a certificate from each of Parent and Merger Sub, each signed by an executive officer of Parent or Merger Sub, as appropriate, to the foregoing effect;

(b) each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall have been true and correct in all material respects at the time made and shall be true and correct in all material respects as of the Effective Time (without giving effect to any qualifications as to materiality or lack of Material Adverse Effect contained therein) with the same force and effect as if such representations and warranties had been made at and as of the Effective Time, except to the extent that a breach of any such representation or warranty would not result in Parent being unable to perform its obligations under this Agreement in all material respects; and

(c) Bingham McCutchen LLP or other legal counsel to Parent and Merger Sub approved by the Company in its sole discretion will have issued a legal opinion in the form attached hereto as Exhibit E.

ARTICLE 8

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the transactions contemplated hereby by the Company Stockholders:

(a) by duly authorized mutual written consent executed by each of Parent, Merger Sub and the Company;

(b) by Parent, or by the Company, if the Effective Time shall not have occurred before the ninetieth (90th) day following the Agreement Date (the “Termination Date”); provided, however, that (i) in the event that (A) one or both of Parent and the Company (or any stockholder thereof) are required or deem it advisable to make an Antitrust Filing under the HSR Act, or under any similar foreign statutes or regulations, or seek any other governmental approvals or authorizations as may be reasonably necessary in connection with the closing of the Merger, including any filings or notifications as may be reasonably necessary that are to be made with or to the SEC or under Delaware Law, the Termination Date shall be delayed, without further action of the parties until the tenth (10th) business day after the date on which any applicable waiting periods thereunder have expired or been terminated or such other approvals and authorizations are received, or (B) a party (including any Governmental Authority) other than Parent or the Company has sought an order, stay, decree, judgment or temporary or permanent injunction which is intended to prevent or prohibit consummation of the Merger, the Termination Date shall also be delayed, without further action of the parties, until a date no later than ten (10) business days after such order, stay, decree, judgment or injunction is finally issued or denied, without appeal, and (ii) the right to terminate this Agreement under this Section 8.1(b) shall not be available to Parent in the event that the failure of the Effective Time to occur on or before such date arises out of or is related to Parent’s failure to fulfill any obligation under this Agreement and the right to terminate this Agreement under this Section 8.1(b) shall not be available to the Company in the event that the failure of the Effective Time to occur on or before such date arises out of or is related to the failure by the Company to fulfill any obligation under this Agreement;

(c) automatically if there shall be any law that makes consummation of the Merger illegal or otherwise prohibited or if any court of competent jurisdiction or Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

(d) by Parent, by giving written notice to the Company at any time prior to the Closing in the event that the Company has given Parent any notice pursuant to Section 6.5 above, provided that (i) if any such notice is given by the Company more than thirty (30) days prior to the anticipated Closing Date, a period of thirty (30) days shall have passed since the date of such notice, (ii) the breach or breaches described in such notice remain(s) uncured as of the date notice of termination is given by Parent pursuant to this Section 8.1(d) and (iii) the breach or breaches described in any notice given by the Company pursuant to Section 6.5 above would, individually or in the aggregate, render any condition to the Merger contained in Sections 7.1 or 7.2 hereof impossible of being satisfied;

(e) by the Company, by giving written notice to Parent at any time prior to the Closing in the event that Parent has given the Company any notice pursuant to Section 6.5 above, provided that (i) if any such notice is given by Parent more than thirty (30) days prior to the anticipated Closing Date, a period of thirty (30) days shall have passed since the date of such notice, (ii) the breach or breaches described in such notice remain(s) uncured as of the date notice of termination is given by the Company pursuant to this Section 8.1(e) and (iii) the breach or breaches described in any notice given by Parent pursuant to Section 6.5 above would, individually or in the aggregate, render any condition to the Merger contained in Sections 7.1 or 7.3 hereof impossible of being satisfied;

(f) automatically, in the event that Parent delivers notice of abandonment of its efforts under the HSR Act in accordance with Section 6.3(a);

(g) by the Company, in the event that the Company Board has received a Superior Proposal prior to the adoption and approval of this Agreement and the transactions contemplated hereby by the Company Stockholders and adopts a resolution electing to terminate the Agreement under this Section 8.1(g), provided, that any termination under this Section 8.1(g) shall not be effective until the Company has made payment of the fee and expenses required by Section 8.3; or

(h) by Parent, by giving written notice to the Company at any time within ten (10) calendar days following delivery by the Company to Parent of a Disclosure Supplement.

Section 8.2 Effect of Termination. Except as provided in Section 8.1 hereof, in the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Parent, Merger Sub or the Company or any of their respective officers, directors or stockholders, and all rights and obligations of any party hereto shall cease, except for liabilities arising from a breach of this Agreement prior to such termination; provided, that the provisions of this Section 8.2 and Article 10 and the obligations of the parties under the Confidentiality Agreement shall survive the termination of this Agreement for any reason.

Section 8.3 Expenses; Termination Fee.

(a) If the Company terminates this Agreement pursuant to Section 8.1(g), then the Company shall pay to Parent, within five (5) business day after request by Parent (accompanied by reasonably detailed documentation to the extent reasonably requested by the Company) from time to time, all of Parent’s out-of-pocket expenses and fees actually incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, all reasonable fees and expenses of counsel, financial advisors, accountants, experts and consultants), not to exceed $250,000 in the aggregate.

(b) Notwithstanding anything to the contrary in Section 8.2, if the Company terminates this Agreement pursuant to Section 8.1(g), then the Company shall also pay to Parent concurrent with, and as a condition to the effectiveness of, such termination (in addition to any expenses payable pursuant to Section 8.3(a)) a fee in an amount equal to $8,000,000.

ARTICLE 9

INDEMNIFICATION

Section 9.1 Indemnification by Parent and the Surviving Corporation. Subject to the limitations set forth in Section 9.5 hereof, from and after the Effective Time, Parent and the Surviving Corporation, jointly and severally, will indemnify, defend and hold harmless each of the Company Stockholders, the Participating Rights Holders and each of their respective directors, officers, employees, representatives and other Affiliates, from and against any and all Damages related to or arising out of or in connection with any breach by Parent or Merger Sub of any representation, warranty, covenant, agreement, obligation, or undertaking made by Parent or Merger Sub in this Agreement (including any schedule or exhibit hereto), or any other agreement, instrument, certificate or other document delivered by or on behalf of Parent or Merger Sub in connection with this Agreement, the Merger, or any of the other transactions contemplated hereby.

Section 9.2 Indemnification by the Participating Rights Holders. Subject to the limitations set forth in Section 9.5 hereof, (x) by virtue of the approval of the execution and delivery by the Company of this Agreement, from and after the Effective Time, each of the Company Stockholders and the other Participating Rights Holders (regardless of whether or not such Participating Rights Holder has actually voted his, her or its Securities in favor of the execution and delivery by the Company of this Agreement) shall be deemed to have agreed, severally, to indemnify, defend and hold harmless Parent, the Surviving Corporation, and each of their respective directors, officers, employees, representatives and other Affiliates, from and against any and all Damages related to or arising out of or in connection with, and (y) Parent and the Surviving Corporation shall otherwise be entitled to recover amounts held under the Escrow Agreement and to reduce any Contingent Payments in accordance with Section 1.8(j) in connection with, any and all Damages related to or arising out of or in connection with:

(a) any breach by the Company of any representation, warranty, covenant, agreement, obligation or undertaking made by such party in or pursuant to this Agreement, or any other agreement, instrument, certificate or other document delivered by or on behalf of the Company in connection with this Agreement, the Merger, or any of the other transactions contemplated hereby, including, but not limited to, the Capitalization and Closing Payment Amount Certificate;

(b) any of the following which arise at any time up to and including the Closing Date (regardless of any disclosure on the Company Disclosure Schedule): (i) any obligation or liability of the Company to any employee, former employee or beneficiary of any

Employee Benefit Plan, including those arising in connection with or by virtue of the employment up to and including the Closing Date or termination of employment of any such employee or former employee by the Company prior to the Closing Date (collectively, “Benefit Claims”); (ii) any actual or alleged liability of the Company, the Surviving Corporation or any of its Affiliates for death or injury to person or property as a result of any actual or alleged defect in any product manufactured or sold by the Company or any of its Affiliates at or prior to the Effective Time, or any actual or alleged warranty, recall or similar liability for any product sold by or for the Company at or prior to the Effective Time, or any statutory liability of the Company, the Surviving Corporation or any of its Affiliates or any liability of the Company, the Surviving Corporation or any of its Affiliates assessed with respect to any failure to warn arising out of products sold at or prior to the Effective Time (collectively, “Product Liability Claims”); (iii) any liability of the Company, the Surviving Corporation or any of its Affiliates under any Environmental Laws relating to any occurrences at or prior to the Effective Time (collectively, “Environmental Claims”); or (iv) any of the matters described in Sections 3.6 and 3.13 of the Company Disclosure Schedule (the “Known Claims”);

(c) any payments made by Parent, the Merger Sub or the Surviving Corporation after the Effective Time with respect to any Dissenting Shares to the extent that such payments exceed the portion of the Closing Payment Amount to which the holders of such Dissenting Shares would have been entitled had such Dissenting Shares not been Dissenting Shares, with any claims made pursuant to this Section 9.2(c) being referred to hereafter sometimes as the “Appraisal Claims”;

(d) regardless of any disclosure on the Company Disclosure Schedule, any claim, allegation or assertion that the development, manufacture, marketing, distribution or sale of any Company Product by Parent or the Surviving Corporation infringes or violates any Intellectual Property or other proprietary rights of any third party, except to the extent that such infringement or violation is caused by an improvement or modification to such Company Product made by Parent after the Effective Time (other than any improvement or modification specifically contemplated by the Company prior to the Effective Time or is described in, or covered by, any claims of any patents or patent applications included in the Company Owned Intellectual Property or Company Licensed Intellectual Property) to the extent that the Company Product, absent such improvement or modification, would not so infringe such Intellectual Property or other proprietary rights (collectively “Intellectual Property Claims”);

(e)(i) any breach of any representation or warranty in Section 3.14 of this Agreement or any covenant in Sections 5.1(q), 5.5 or 7.2(j) of this Agreement and (ii) to the extent not duplicative of clause (i), any actual or asserted liability for Taxes of or owed by the Company or any Subsidiary of the Company in respect of any full or partial Tax period ending on or prior to the Closing Date (claims for indemnification under this Section 9.2(e) are referred to herein as “Tax Claims”); provided, that for purposes of applying this Section 9.2(e), Parent and the Company shall use appropriate methods to allocate liability in respect of any Taxes of the Company or any Subsidiary of the Company attributable to any Tax period that includes but ends after the Closing Date (each, a “Straddle Period”), which appropriate methods shall include the following:

(A) for any income Taxes or transactional Taxes, including Taxes based on sales or revenue, the allocation of Taxes to pre- and post-Closing portions of a Straddle Period shall be determined using a closing-of-the-books method assuming that the applicable Straddle Period consists of two Taxable periods, one ending at the close of the Closing Date and one beginning at the opening of the day after the Closing Date, and

(B) for any Taxes based on net worth, capital, intangibles, or similar items, and for any real estate Taxes or other property or tangible asset-based Taxes, the allocation of Taxes to pre- and post-Closing portions of a Straddle Period shall be determined on a per-diem basis taking into account the number of days in the Straddle Period through and including the Closing Date and the number of days in the entire Straddle Period;

(f) regardless of any disclosure on the Company Disclosure Schedule, any claims made by any Company Stockholder based upon any alleged breach of fiduciary or other duty by any officer, director or stockholder of the Company in connection with this Agreement or the transactions contemplated hereby, or any claims by any officer, director or Company Stockholder to indemnification by the Company or the Surviving Corporation with respect to any such claims (collectively, “Fiduciary Duty Claims”);

(g) regardless of any disclosure on the Company Disclosure Schedule, any amounts required to discharge any Indebtedness of the Company as of the Closing Date in excess of the amount thereof set forth on the Capitalization and Closing Payment Amount Certificate (“Indebtedness Claims”);

(h) regardless of any disclosure on the Company Disclosure Schedule, any amounts required to discharge any accrued and unpaid vacation obligations of the Company outstanding as of the Closing Date in excess of the amount thereof set forth on the Capitalization and Closing Payment Amount Certificate (“Accrued Vacation Claims”);

(i) regardless of any disclosure on the Company Disclosure Schedule, any amounts required to discharge any Transaction Costs as of the Closing Date in excess of the amount thereof set forth on the Capitalization and Closing Payment Amount Certificate (“Transaction Cost Claims”);

(j) regardless of any disclosure on the Company Disclosure Schedule, any amounts required to discharge any Company Payables as of the Closing Date in excess of the aggregate amount thereof set forth on the Capitalization and Closing Payment Amount Certificate (collectively, “Company Payables Claims”);

(k) regardless of any disclosure on the Company Disclosure Schedule, any shortfall in Cash On-Hand Amount set forth in the Capitalization and Closing Payment Amount Certificate (“Shortfall Claims”); or

(l) regardless of any disclosure on the Company Disclosure Schedule, the treatment as an “excess parachute payment” (within the meaning of Code Section 280G(b)) of any payment made by the Company on or prior to the Closing Date or otherwise required to be paid by the Company, the Surviving Corporation or their respective affiliates before, on or after the Closing Date pursuant to written or oral contracts or agreements entered into on or prior to the Closing Date (“Excess Parachute Claims”).

Without limiting the foregoing, in addition to the individual indemnification obligations of the Participating Rights Holders set forth herein, the ability of Parent and the Surviving Corporation to recover for any Damages under this Section 9.2 shall represent an express contract right to seek recovery under the Escrow Agreement in accordance with the terms thereof, and to reduce the amount of any Contingent Payment, if any, in accordance with Section 1.8(j), and nothing in this Article 9 shall be deemed to require Parent or the Surviving Corporation to obtain jurisdiction over any Participating Rights Holder, or pursue any process in connection therewith beyond that expressly required by the terms of the Escrow Agreement or Section 9.3 below. Parent’s and the Surviving Corporation’s rights of recovery hereunder are severable and distinct, provided, that in no event shall Parent or the Surviving Corporation be entitled to recover the same Damages more than once under all of such sections. Notwithstanding anything contained in this Agreement to the contrary, in the event that Parent and/or the Surviving Corporation are unable to exercise their rights of indemnification and set-off under Section 1.8(j) and this Section 9.2 or under the Escrow Agreement against any Participating Rights Holder (a “Disqualified Participating Rights Holder”) for any reason, then in each such case the other Participating Rights Holders shall indemnify Parent and/or the Surviving Corporation against that portion of such indemnification and set-off. Each such obligation of the other Participating Rights Holders may be satisfied by recovery of such amounts under the Escrow Agreement or by a further reduction in the amount of any Contingent Payment otherwise payable to such other Participating Rights Holders hereunder. The portion of such Disqualified Participating Rights Holder’s indemnification obligation that each other Participating Rights Holder shall assume hereunder shall be proportionate to that portion of the Escrowed Funds that such Participating Rights Holder would otherwise be entitled to receive upon a distribution of the Escrowed Funds (in the event of any recovery of such indemnification obligation of the Disqualified Participating Rights Holder pursuant to the Escrow Agreement), when measured against the amounts of such Escrowed Funds that all other Participating Rights Holders (other than any Disqualified Participating Rights Holder) would otherwise be entitled to receive upon a distribution of the Escrowed Funds, or that portion of the Contingent Payment such Participating Rights Holder would otherwise be entitled to receive (in the event of a reduction and off-set against a Contingent Payment in accordance with Section 1.8(j) and this Section 9.2), when measured against the amounts of such Contingent Payment that all other Participating Rights Holders (other than any Disqualified Participating Rights Holder) would otherwise be entitled to receive.

Section 9.3 Third-Party Claims.

(a) In the event that any Indemnified Party desires to make a claim against an Indemnifying Party (which term shall be deemed to include all Indemnifying Parties if more than one) in connection with any third-party litigation, arbitration, action, suit, proceeding, claim or demand at any time instituted against or made upon it for which it may seek indemnification hereunder (a “Third-Party Claim”), the Indemnified Party will promptly notify the Indemnifying Party (or, if the Indemnifying Party is the Company Stockholders or the Participating Rights Holders, the Stockholder Representative Committee), of such Third-Party Claim and of its claims of indemnification with respect thereto; provided, that failure to promptly give such notice will not relieve the Indemnifying Party of its indemnification obligations under this Section 9.3, except to the extent, if any, that the Indemnifying Party has actually been prejudiced thereby.

(b) Subject to paragraph (e) below, the Indemnifying Party will, upon its written confirmation of its obligation to indemnify the Indemnified Party in full with respect to such Third-Party Claim, have the right to assume the defense of the Third-Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party by written notice to the Indemnified Party within twenty (20) days after the Indemnifying Party has received notice of the Third-Party Claim; provided, however, that the Indemnifying Party must conduct the defense of the Third-Party Claim actively and diligently thereafter in order to preserve its rights in this regard; and provided, further, that the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim. In addition, in the event that the Indemnifying Party assumes the defense of any Third-Party Claim in accordance with this paragraph (b), the limitations on recovery set forth in Section 9.5 below shall not apply to any Damages incurred by Parent in connection with such Third-Party Claim.

(c) The Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld or delayed) unless the judgment or proposed settlement (i) includes an unconditional release of all liability of each Indemnified Party with respect to such Third-Party Claim, (ii) involves only the payment of money damages that are fully covered by the Indemnifying Party (including amounts deemed to be paid by the Participating Rights Holders pursuant to Section 9.4 by distribution of amounts to Parent from escrow or by set-off from unpaid Contingent Payments to be made by Parent, to the extent that the amount of such payment is then determinable as a result of Worldwide Net Sales that have already been generated), and (iii) does not impose an injunction or other equitable relief upon the Indemnified Party. So long as the Indemnifying Party has assumed and is conducting the defense of the Third-Party Claim in accordance with Section 9.3(b) above, the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnifying Party (which consent will not be unreasonably conditioned, withheld or delayed by the Indemnifying Party).

(d) In the event that the Indemnifying Party fails to assume the defense of the Third-Party Claim in accordance with Section 9.3(b) above, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third-Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith) if either (x) the Indemnified Party is responsible for at least twenty-five (25%) of the Damages resulting from such Third-Party Claim or (y) such Third-Party Claim relates to the Intellectual Property of the Company, and (ii) the Indemnifying Party will remain responsible for any Damages the Indemnified Party may suffer as a result of such Third-Party Claim to the extent subject to indemnification under this Article 9.

(e) Notwithstanding the foregoing, Parent and the Surviving Corporation shall be responsible for the prosecution and defense of all Product Liability Claims and any claims relating to the Intellectual Property of the Company (collectively, the “Parent-Handled Claims”). Except to the extent that any such disclosure would cause a waiver of applicable attorney-client privilege, the Stockholder Representative Committee shall have the right to monitor the progress of the Parent Handled Claims, to review on a timely basis all pleadings and other filings relating thereto and to discuss with counsel to Parent and/or the Surviving Corporation such matters relating to the Parent-Handled Claims as may be reasonably appropriate. Parent and the Surviving Corporation shall pursue in good faith the prosecution or defense of all Parent-Handled Claims in a manner no less diligent than the conduct of the prosecution or defense of other claims against Parent analogous to such Parent-Handled Claim, through counsel of their selection, the prosecution or defense of all Parent-Handled Claims until such time, if any, that Parent shall elect not to pursue indemnification with respect to such Third-Party Claim. In the event that neither Parent nor the Surviving Corporation chooses to prosecute and defend any Parent-Handled Claim, notice of such shall be delivered promptly to the Stockholder Representative Committee and Stockholder Representative Committee shall be entitled to pursue the prosecution and defense of the Parent-Handled Claim, notice of which shall be delivered promptly to Parent, or the Surviving Corporation, provided, that the Stockholder Representative Committee shall not be entitled to enter into any voluntary settlement agreement of such Third-Party Claim without the express written consent of the Parent, which consent may not be unreasonably withheld, delayed or conditioned, and provided, further, that any such rights shall cease when the maximum aggregate liability described below in Section 9.5(b) has been reached.

(f) Parent shall, to the extent that Parent and the Surviving Corporation are entitled to indemnification for Damages pursuant to this Article 9 and it could reasonably be expected that Parent may recover a substantial portion of the Damages relating to such Parent-Handled Claim pursuant to this Article 9, (i) provide the Stockholder Representative Committee with access to appropriate employees of Parent and the Surviving Corporation for the purpose of discussing matters relating to Parent-Handled Claims as the Stockholder Representative Committee may from time to time reasonably request, and (ii) permit the Stockholder Representative Committee, upon its reasonable request, to participate in the process of any settlement or other resolution of any Parent-Handled Claims pursuant to this Article 9; provided, that Parent shall be entitled to settle, control, compromise or otherwise dispose of Parent-Handled Claims in its sole discretion and without obtaining the consent of the Indemnified Party, provided that it has actively and diligently pursued in good faith the prosecution or defense of such Parent-Handled Claim in a manner no less diligent than the conduct of the prosecution or defense of claims against Parent analogous to such Parent-Handled Claim.

Section 9.4 Payment of Claims. In the event of any bona fide claim for indemnification hereunder, the Indemnified Party will advise the Indemnifying Party that is required to provide indemnification therefor in writing. Such notice shall be signed by the Indemnified Party: (a) stating that such Indemnified Party has paid or incurred Damages, and (b) specifying in reasonable detail the individual items of Damages included in the amount so stated, the date each such item was paid or incurred, if applicable, and the nature of the misrepresentation, breach of warranty or covenant or other event or circumstances which resulted in the indemnification obligation of the Indemnifying Party. With respect to liquidated claims for Damages, if within sixty (60) days the Indemnifying Party has not contested such claim in writing, the Indemnifying Party will be liable for the full amount thereof, subject to the limitations set forth in Section 9.5 and except as set forth in the following sentence of this Section 9.4, within ten (10) days after the expiration of such period. As the sole and exclusive remedy to satisfy any indemnification obligations of the Company Stockholders and the Participating Rights Holders pursuant to this Article 9 (other than in the case of fraud), and subject to all of the limitations of liability stated in this Article 9, Parent and the Surviving Corporation (and each of their respective directors, officers, employees, representatives and other Affiliates) shall have the right to recover Damages that have been incurred first from the Escrowed Funds to the extent available and then by setting off any remaining such amounts against any Contingent Payments that have not yet been paid and are otherwise due to the Participating Rights Holders pursuant to this Agreement or any indemnity payments owed by Parent and the Surviving Corporation pursuant to Section 9.1. All such recoveries from Escrowed Funds and offsets against Contingent Payments or indemnification payments shall be made on a pro rata basis from all Participating Rights Holders in the same proportions in which they would otherwise be entitled to receive such Escrowed Funds, Contingent Payments or indemnification payments. Any indemnification obligations of Parent or Merger Sub pursuant to this Article 9 shall be promptly paid, at Parent’s election (a) in cash, (b) by setting off against (i.e., reducing) any then existing indemnification obligations of the Participating Rights Holders due and payable to Parent under this Article 9, or (c) through a combination of the methods specified in clauses (a) and (b). The parties agree that to the greatest extent possible the payment of any indemnity hereunder shall be treated as an adjustment to the Merger Consideration paid by Parent hereunder for Tax purposes. Notwithstanding anything contained in this Agreement to the contrary, the amount of the Indemnifying Party’s liability under this Agreement shall be net of any insurance proceeds or other third party indemnity or contribution amounts actually recovered by an Indemnified Party. Pursuant to the definition of “Closing Payment Amount” in Section 10.2 hereof, Parent shall be entitled to reduce the Closing Payment by the amount of Damages incurred or to be incurred by Parent or the Company in respect of any Excess Parachute Claims, to the extent reasonably determinable prior to Closing.

Section 9.5 Limitations of Liability.

(a) Threshold. No Indemnifying Party will be required to indemnify an Indemnified Party hereunder with respect to any particular set of events, facts or circumstances (whether or not such events, facts or circumstances may represent a breach of more than one representation, warranty or covenant of a party) until such time as the aggregate amount of Damages for which (i) Parent, the Surviving Corporation, and their respective directors, officers, employees, representatives, and other Affiliates, on the one hand, or (ii) the Company, the Company Stockholders, the Participating Rights Holders and their respective directors, officers, employees, representatives, and other Affiliates, as the case may be, on the other hand, are otherwise entitled to indemnification pursuant to this Agreement with respect to such event, facts or circumstances exceeds $50,000, at which time the Indemnifying Party shall be obligated to indemnify the Indemnified Party for the full amount of such Damages subject to limitations of this Article 9. Notwithstanding anything to the contrary in this Section 9.5, the threshold limits imposed by this Section 9.5(a) shall not apply to any Damages arising out of or in connection with (A) any breach by the Company or any Participating Rights Holders of any Special

Representations, (B) any Special Claims, or (C) any intentional or willful breaches of this Agreement, or fraud or similar circumstances.

(b) Maximum Liability. The parties specifically agree that, notwithstanding any provision of this Agreement to the contrary, the maximum aggregate liability of all of the Company Stockholders and Participating Rights Holders for indemnification under this Article 9, except in the case of intentional or willful breach of this Agreement or fraud or similar circumstances, will not exceed a maximum amount equal to (x) the aggregate amount originally deposited into escrow pursuant to the Escrow Agreement, plus (y) $50,000,000. Notwithstanding anything to the contrary in this Agreement, except in the case of intentional or willful breaches of this Agreement or fraud by the Company or any Participating Rights Holder or similar circumstances, the liability of the Participating Rights Holders, including indemnification obligations, under this Agreement shall be limited to the Escrowed Funds and off-set against Contingent Payments in accordance with Section 9.4 (subject to the applicable Indemnity Limit stated herein), and once amounts held pursuant to the Escrow Agreement are released to the Participating Rights Holders or a Contingent Payment has been paid to the Participating Rights Holders, except in the case of intentional or willful breaches of this Agreement or fraud by the Company or any Participating Rights Holder or similar circumstances, Parent, the Surviving Corporation and any Affiliate thereof shall have no further claim to such amounts thereof from the Participating Rights Holders.

(c) Time Limit. All representations and warranties in this Agreement shall survive the Closing and shall expire on, and no Indemnifying Party will be liable for any Damages hereunder with respect to a breach of such representations and warranties unless a written claim for indemnification is given by the Indemnified Party to the Indemnifying Party with respect thereto prior to, the third anniversary of the Effective Time; provided, that the Special Representations shall survive, and written claims for indemnification based on such representations may be made, until the date on which the final Contingent Payment is made.

(d) Contribution. Any indemnification, contribution or other similar payment actually recovered by an Indemnified Party or its Affiliate from any third party with respect to any indemnity claim after it has received an indemnity payment hereunder shall be promptly paid over to the Indemnifying Party; provided, that the Indemnified Party shall not be obligated to pay over any such amount or benefit in excess of the amount paid by the Indemnifying Party to the Indemnified Party with respect to such claim.

(e) Insurance. Each Indemnified Party shall use reasonable efforts to collect any amounts available under insurance coverage for any Damages payable under Article 9, provided, that the Indemnified Party shall be permitted to pursue its other remedies with respect to such Damages simultaneously therewith. To the extent that the Indemnified Party actually receives any insurance proceeds in respect of any Damages which have already been paid to the Indemnified Party, the Indemnified Party shall reimburse the Indemnifying Party in an amount equal to the amount of such insurance proceeds actually received by the Indemnified Party (net of any deductible amounts) or, if less, the amount of such Damages for which the Indemnified Party has already been paid.

(f) Exclusive Remedy. From and after the Effective Time, except in the case of intentional or willful breach of this Agreement by the Company or any Participating Rights Holder, or fraud or similar circumstances, the indemnification provisions contained in Article 9 shall be the Buyer Indemnified Parties’ sole and exclusive remedy for any Damages incurred by the Buyer Indemnified Parties under this Agreement.

Section 9.6 Right to Bring Action; No Contribution. Notwithstanding anything in this Article 9 or elsewhere in this Agreement to the contrary, only the Stockholder Representative Committee shall have the right, power and authority to commence any action, suit or proceeding, including any arbitration proceeding, by and on behalf of any or all Participating Rights Holders or any other Indemnifying Party against Parent or the Surviving Corporation, or any other Indemnified Party, and in no event shall any Participating Rights Holder himself, herself or itself have the right to commence any action, suit or proceeding, including any arbitration proceeding, against Parent or the Surviving Corporation, or any other Indemnified Party. Each Participating Rights Holder waives, and acknowledges and agrees that he shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against Surviving Corporation in connection with any indemnification obligation or any other liability to which he may become subject under or in connection with this Agreement.

ARTICLE 10

GENERAL PROVISIONS

Section 10.1 Notices. All notices, claims and demands hereunder, and all other communications which are required to be given in writing pursuant to this Agreement, shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person or facsimile (received at the facsimile machine to which it is transmitted prior to 5 p.m., local time, on a business day for the party to which it is sent, or if received after 5 p.m., local time, as of the next business day) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.1):

if to Parent or Merger Sub:

Cytyc Corporation

250 Campus Drive

Marlborough, Massachusetts 01752

Facsimile No.: (508) 229-2795

Attention: General Counsel

if to the Company:

Adiana, Inc.

2684 Middlefield Road, Suite A

Redwood City, California 91063-3179

Attention: President

Facsimile: (650) 306-7985

with a copy to:

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attention: J. Casey McGlynn, Esq.

Facsimile: (650) 493-6811

and if to the Stockholder Representative Committee:

Douglas Kelly

Alloy Ventures

400 Hamilton Avenue

Palo Alto, California 94301

Facsimile: (650) 687-5010

and:

Joan Neuscheler

Tullis-Dickerson & Co., Inc.

Two Greenwich Plaza

Greenwich, Connecticut 06830

Facsimile: (203) 629-9293

and:

David Douglass

Delphi Ventures

3000 Sand Hill Road

Building 1, Suite 135

Menlo Park, California 94025

Facsimile: (650) 854-2961

Section 10.2 Certain Definitions. For purposes of this Agreement, the term:

“Acquisition Proposal” means any bona fide offer or proposal (other than an offer or proposal by Parent) relating to any Acquisition Transaction.

“Acquisition Transaction” means (a) any transaction or series of related transactions other than the transactions contemplated by this Agreement involving the purchase of all or any significant portion of the capital stock or assets of the Company, (b) any agreement to enter into a business combination with the Company, (c) any agreement made, other than in the ordinary course of business, with regard to the Intellectual Property owned or licensed by the Company, and (d) any other extraordinary business transaction involving or otherwise relating to the Company or any Intellectual Property owned or licensed by the Company.

“Affiliate” means, with respect to any person, any person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person. Until the consummation of the Merger, the Company shall not be deemed for any purposes of this Agreement to be an Affiliate of Parent.

“business day” (whether such term is capitalized or not) means any day other than Saturday, Sunday or a legal holiday that banks located in Boston, Massachusetts are open for business.

“Buyer Group” means Parent and its direct and indirect Subsidiaries and Affiliates including, after the Effective Time, the Surviving Corporation.

“Buyer Indemnified Parties” means the Buyer Group or any other person entitled to seek indemnification under rights held by any member of the Buyer Group pursuant to the provisions of Article 9.

“California Law” means the California Corporations Code of the State of California, as amended.

“Closing Payment Amount” means the amount of (i) $57,000,000, minus (ii) the amount, if any, that the Net Cash Amount set forth in the Capitalization and Closing Payment Amount Certificate is less than zero, minus (iii) any Damages incurred or to be incurred by Parent or the Company in respect of any Excess Parachute Claims, to the extent reasonably determinable prior to Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Licensed Intellectual Property” means all Intellectual Property exclusively licensed to the Company or any of its Subsidiaries by any third party at the Effective Time and set forth in Section 3.11(a) of the Company Disclosure Schedule.

“Company Options” means options to purchase shares of Company Common Stock under the Company Option Plan.

“Company Owned Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries at the Effective Time and set forth in Section 3.11(a) of the Company Disclosure Schedule.

“Damages” means all damages, losses, costs, and expenses incurred or suffered by a party with respect to or relating to an event, circumstance or state of facts. Damages shall specifically include court costs and the reasonable fees and expenses of legal counsel arising out of or relating to any direct or third-party claims, demands, actions, causes of action, suits, litigations, arbitrations or liabilities.

“Delaware Law” means the General Corporation Law of the State of Delaware, as amended.

“Dissenting Shares” means shares of Company Common Stock or Company Preferred Stock that are outstanding immediately prior to the Effective Time of the Merger and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have exercised dissenters’ rights or rights of appraisal for such shares of Company Common Stock or Company Preferred Stock in accordance with Delaware Law or California Law, if any, and who, as of the Effective Time, have not effectively withdrawn or lost such dissenters’ rights.

“Environmental Law” means any judgment, decree, order, law license, rule or regulation pertaining to environmental matters, including those arising under any federal, state or local statute, regulation, ordinance, order or decree relating to the environment, or any other zoning, health or safety law or regulation.

“Environmental Permit” means all material permits, licenses and other authorizations required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrowed Funds” means the amounts delivered to the Escrow Agent pursuant to the provisions of Section 1.5(e) hereof less any amounts distributed to the Parent or the Participating Rights Holders.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FDA” means the United States Food and Drug Administration.

“Financial Statements” means the audited consolidated financial statements of the Company (including balance sheet, income statement and statement of cash flows) as of June 30, 2006 and for the twelve (12)-month period ended on such date, which the Company has made available to the Buyer and included in the Company Disclosure Schedule.

“Fully-Diluted Common Stock Number” means the number of shares of Company Common Stock outstanding on a fully-diluted basis immediately prior to the Effective Time (including Dissenting Shares, but excluding shares of Company Common Stock and Company Preferred Stock held by the Company or any Subsidiary of the Company).

“fully-diluted basis” means, with respect to the number of shares of Company Common Stock outstanding as of a particular time, the sum of (a) the aggregate number of shares of Company Common Stock issued and outstanding at such time, (b) the maximum number of shares of Company Common Stock issuable at such time upon the exercise of unexercised Company Options and other options, warrants or rights to acquire shares of Company Common Stock issued and outstanding at such time (whether or not fully vested), and upon the conversion of all convertible notes or other convertible securities outstanding at such time, and (c) the maximum number of shares of Company Common Stock issuable at such time upon the conversion of the Company Preferred Stock, including any shares of Company Preferred Stock issuable upon exercise of the options, warrants and other rights described in (b) above.

“GAAP” means generally accepted accounting principals consistently applied.

“Governmental Authority” (whether such term is capitalized or not) means any United States (federal, state or local) or foreign government, or governmental, regulatory or administrative authority, agency or commission.

“Hazardous Substance” means (a) those substances defined in or regulated under the following federal statutes and their state counterparts and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls, asbestos and radon; (e) any other contaminant; and (f) any substance, material or waste regulated by any federal, state, local or foreign Governmental Authority pursuant to any Environmental Laws.

“Indebtedness” means, as applied to any person, (a) all indebtedness for borrowed money, whether current or funded, or secured or unsecured, (b) all indebtedness for the deferred purchase price of property or services represented by a note or other security, (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (d) all indebtedness secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or lien, (e) all obligations under leases which shall have been or must be, in accordance with GAAP, recorded as capital leases in respect of which such person is liable as lessee, (f) any liability in respect of banker’s acceptances or letters of credit, (g) all indebtedness referred to in clauses (a), (b), (c), (d), (e) or (f) above which is directly or indirectly guaranteed by or which such person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Indemnified Party” means any person entitled to seek indemnification pursuant to the provisions of Article 9.

“Indemnifying Party” means any person against whom indemnification may be sought pursuant to the provisions of Article 9.

“Intellectual Property” means intellectual property or proprietary rights of any description including (a) rights in any patent, patent application (including any provisionals, continuations, divisionals, continuations-in-part, extensions, renewals, reissues, revivals and reexaminations, any national phase PCT applications, any PCT international applications, and all foreign counterparts), copyright, industrial design, URL, domain name, trademark, service mark, logo, trade dress or trade name, (b) related registrations and applications for registration, (c)

trade secrets, moral rights or publicity rights, (d) inventions, discoveries, or improvements, modification, know-how, technique, methodology, writing, work of authorship, design or data, whether or not patented, patentable, copyrightable or reduced to practice, including any inventions, discoveries, improvements, modification, know-how, technique, methodology, writing, work of authorship, design or data embodied or disclosed in any: (i) computer source codes (human readable format) and object codes (machine readable format); (ii) specifications; (iii) manufacturing, assembly, test, installation, service and inspection instructions and procedures; (iv) engineering, programming, service and maintenance notes and logs; (v) technical, operating and service and maintenance manuals and data; (vi) hardware reference manuals; and (vii) user documentation, help files or training materials, and (e) good will related to any of the foregoing.

“Material Adverse Effect” means with respect to the Company or Parent, as the case may be, any change or effect that, when taken individually or together with all other adverse changes or effects, is materially adverse to the business, results of operations and financial condition of the Company or Parent, as the case may be, and, together with their respective Subsidiaries, taken as a whole.

“Merger Consideration” means the aggregate amount of the Closing Payment Amount, all Contingent Payments, inclusive of portions thereof deposited in escrow under the Escrow Agreement.

“Parent Change of Control” means the occurrence of any of the following transactions in which the stockholders of Parent immediately prior to such transaction receive cash, publicly tradable securities or a combination thereof in exchange for all of such stockholders’ shares of Parent:

(i) The consummation of the sale, lease or other disposition by Parent of all or substantially all of Parent’s assets; or

(ii) a merger or consolidation of Parent with any other corporation, other than a merger or consolidation that would result in the voting securities of Parent outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its controlling entity) at least 50% of the total voting power represented by the voting securities of Parent or such entity (or its controlling entity) outstanding immediately after such merger or consolidation.

“Parent Impairment” means an impairment of (a) any material rights of the Parent under this Agreement (including, but not limited to, any action, event or circumstance that could have the effect of (i) delaying a Merger, (ii) increasing the Merger Consideration, or (iii) increasing the expenses to be incurred by the Company, Parent or Merger Sub in connection with the consummation of the transactions contemplated by this Agreement), or (b) the value of the Company to the Parent after the Effective Time of the Merger.

“Participating Rights Holders” means those persons (other than the holders of Dissenting Shares, the Company, Parent or any Subsidiary of the Company or Parent) who, immediately prior to the Effective Time of the Merger, were holders of shares of Company

Common Stock, Company Preferred Stock or Company Options (including all Company Options that are terminated prior to the time immediately prior to the Effective Time pursuant to the Option Notice) and whose interests therein, as the result of the Merger, are converted into rights to receive a portion of (a) the Closing Payment Amount, (b) the funds deposited in escrow, when such funds, if any, are released pursuant to the terms of the Escrow Agreement, and (c) any Contingent Payment.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Per Share Closing Payment” means the amount equal to the quotient obtained by dividing (x) the amount of the Closing Payment Amount by (y) the Fully-Diluted Common Stock Number.

“Per Share Contingent Payment” means, with respect to any Sales Contingent Payment, the amount equal to the quotient obtained by dividing (x) the applicable Sales Contingent Payment Amount for such Sales Contingent Payment, by (y) the Fully-Diluted Common Stock Number.

“Per Share FDA Milestone Payment” means the amount equal to the quotient obtained by dividing (x) the FDA Milestone Payment Amount by (y) the Fully-Diluted Common Stock Number.

“Per Share Recovery Payment” means the amount equal to the quotient obtained by dividing (x) the First Recovery Payment Amount or the Second Recovery Payment Amount, as applicable, by (y) the Fully-Diluted Common Stock Number.

“person” (whether or not capitalized) means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Pregnancies Event” means the occurrence, between January 2, 2007 and the date that the FDA Milestone is achieved, of a total of three (3) or more newly reported pregnancies in the aggregate in any clinical trials of the Company Product which would be considered by the FDA for purposes of calculating the safety and effectiveness of the Company Product (i.e., such pregnancies occur in patients enrolled in such clinical trials who have been cleared to rely on the Company Product in such clinical trial in accordance with the protocol thereof).

“Securities” means all shares of Company Common Stock and Company Preferred Stock, all outstanding options, warrants, convertible notes, rights of conversion and other rights to acquire capital stock of the Company, and all shares issuable upon exercise or conversion of the Company Preferred Stock, options, warrants, convertible notes, rights of conversion and other rights to acquire stock of the Company, outstanding from time to time, whether or not then currently vested, exercisable or convertible.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securityholder” means any holder of Securities.

“Special Claims” means any Known Claims, Appraisal Claims, Tax Claims, Fiduciary Duty Claims, Transaction Cost Claims, Indebtedness Claims, Accrued Vacation Claims, Company Payables Claims, Shortfall Claims, Excess Parachute Claims, Intellectual Property Claims and claims relating to a breach of Special Representations.

“Special Representations” means any representations or warranties relating to the Capitalization and Closing Payment Amount Certificate or Sections 3.3 [capitalization], 3.10 [title to properties], 3.11 [intellectual property], 3.14 [tax], and 3.22 [FDA] of this Agreement.

“Subsidiary or Subsidiaries” (whether or not capitalized) of any person means any corporation, partnership, limited liability company, association, trust, joint venture or other legal entity of which such person (either above or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” means an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (a) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the Company Stockholders immediately preceding such transaction hold less than fifty percent (50%) of the equity interest in the surviving or resulting entity of such transaction; (b) a sale or other disposition by the Company of all or substantially all of its assets, or (c) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of the Company, in each case on terms that the Company Board determines, in its reasonable judgment (after consultation with a financial advisor of nationally recognized reputation), to be more favorable to the Company Stockholders than the terms of the Merger (after taking into account all relevant factors, including all conditions to the offer, the timing of the transaction contemplated by the offer, the risk of non-consummation thereof and the need for any required governmental or other consents, filings or approvals); provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the reasonable judgment of the Company Board to be obtained by such third party on a timely basis.

“Tax” or “Taxes” (and with correlative meaning, “Taxable” and “Taxing”) means any United States federal, state or local, or non-United States, income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, withholding, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, net worth, intangibles, social security, unemployment, disability, payroll, license, employee or other tax or similar levy, of any kind whatsoever, including any interest, penalties or additions to tax in respect of the foregoing.

“Taxation Authority” means any Governmental Authority having any responsibility for (a) the determination, assessment or collection or payment of any Tax, or (b) the administration, implementation or enforcement of or compliance with any law relating to any Tax.

“Tax Return” means any return, declaration, report, claim for refund, information return or other document (including any related or supporting estimates, elections, schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

The following table sets forth certain other defined terms and the Section of the Agreement in which the meaning of each such term appears:

Section(s)
“Accountants”	1.8(f)

“Accrued Contingent Payment Amount”	6.11(c)(i)

“Accrued Vacation Amount”	1.5(a)

“Accrued Vacation Claims”	9.2(h)

“Acquisition Transaction”	6.11

“Activities to Date”	3.22(a)

“Agreed Contingent Payment Amount”	1.8(e)

“Agreement”	Preamble

“Agreement Date”	Preamble

“Agreement Notice”	1.8(g)(i)

“Antitrust Filing”	6.2

“Appraisal Claims”	9.2(c)

“Appraiser”	1.8(f)

“Audit Notice”	1.8(c)

“Base Annual Amount”	6.11(c)(ii)

“Benefit Claims”	9.2(b)

“Bundled Product”	1.6(a)(i)

“Capitalization and Closing Payment Amount Certificate”	1.5(a)

“Cash On-Hand Amount”	1.5(a)

“Catch-Up Contingent Payment”	6.11(c)(iii)

“Certificates”	2.2(a)(i)

“Closing”	1.1(c)

“Closing Date”	1.1(c)

Section(s)
“Committee Reimbursement Amount”	1.5(d)

“Company”	Preamble

“Company Board”	Preamble

“Company Common Stock”	Preamble

“Company Disclosure Schedule”	1.1(a)

“Company Incremental Amount”	1.6(a)(ii)

“Company Licenses”	3.22(a)

“Company Option”	2.1(c)

“Company Option Plan”	2.1(c)

“Company Product”	1.6(a)(iv)

“Company Payables”	1.5(a)

“Company Payables Amount”	1.5(a)

“Company Payables Claims”	9.2(j)

“Company Preferred Stock”	Preamble

“Company Stockholders”	Preamble

“Confidentiality Agreement”	6.7

“Contingent Payment Audit”	1.8(c)

“Contingent Payment Certificate”	1.8(b)

“Contingent Payment Commencement Date”	1.6(a)(v)

“Contingent Payment Product”	1.6(a)(vi)

“Contingent Payments”	1.6(b)

“Contingent Payment Termination Date”	1.6(a)(vii)

“Contingent Payment Year”	1.6(a)(viii)

“Delaware Law”	Preamble

“Delivered Tax Returns”	3.14(a)

“Derivative Instruments”	2.2(a)(i)

“Dispute Notice”	1.8(d)

“Dispute Period”	1.8(d)

“Disputed Contingent Payment Amount”	1.8(e)

“Dissenting Shares”	2.4(a)

“Effective Time”	1.1(c)

Section(s)

“Employee Benefit Plan”	3.20(a)

“Environmental Claims”	9.2(b)

“Escrow Agent”	1.5(e)

“Escrow Agreement”	1.5(e)

“Excess Parachute Claims”	9.2(l)

“FDA Milestone”	1.6(a)(ix)

“FDA Milestone Payment Amount”	1.6(a)(x)

“FDA Milestone Payment”	1.6(c)

“Fiduciary Duty Claims”	9.2(f)

“First Contingent Payment Year”	1.6(a)(viii)

“Foreign Antitrust Filing”	6.2

“Fourth Contingent Payment Year”	1.6(a)(viii)

“HSR Act”	6.2

“Indebtedness Amount”	1.5(a)

“Indebtedness Claims”	9.2g)

“Initial Escrow Amount”	1.5(e)

“Initial Stockholder Approval”	6.4

“Intellectual Property Claims”	9.2(d)

“Knowledge of the Company”	Article 3

“Known Claims”	9.2(b)

“Maximum Contingent Amount”	1.6(a)(xi)

“Merger”	Preamble

“Merger Certificate”	1.1(b)(i)

“Merger Election Notice”	1.1(b)(i)

“Merger Sub”	Preamble

“Net Cash Amount”	1.5(c)

“Net Cash Payment”	1.5(c)

“Option Notice”	2.1(c)

“Option Shares”	2.1(c)

“Parent”	Preamble

“Parent-Handled Claims”	9.3(e)

Section(s)

“Permits”	3.16

“Per Unit Average Selling Price”	1.6(a)(xii)

“Product Liability Claims”	9.2(b)

“Products”	3.22(a)

“Sales Contingent Payment(s)”	1.6(c)

“Sales Contingent Payment Amount”	1.6(a)(xiii)

“Second Contingent Payment Year”	1.6(a)(viii)

“Shortfall Claims”	9.2(k)

“SRC Expenses”	2.5(c)

“Stockholder Representative Committee”	2.5

“Straddle Period”	9.2(e)

“Surviving Corporation”	1.1(b)

“Surviving Corporation Charter”	1.3(a)

“Tax Claims”	9.2(e)

“Termination Date”	8.1(b)

“Third Contingent Payment Year”	1.6(a)(viii)

“Third-Party Claim”	9.3(a)

“Transaction Cost Claims”	9.2(i)

“Transaction Costs”	1.5(a)

“Waiver Request”	5.2

“Worldwide Net Sales”	1.6(a)(xv)

Section 10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of applicable law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

Section 10.4 Entire Agreement; Assignment. This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise, except that (a) Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any Affiliate of Parent; provided, that no such assignment to an Affiliate shall relieve the assigning party of its obligations hereunder, and (b) after the Effective Time, Parent may assign all of its rights and obligations hereunder to a person that acquires all of the capital stock, or substantially all of the assets, of the division or business unit of Parent responsible for the business of the Company; provided, that such person assumes this Agreement, in writing, and agrees to be bound by and to comply with all of the terms and conditions hereof.

Section 10.5 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and nothing in this Agreement, express or implied is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 10.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, without reference to conflict of laws principles, the laws of the Commonwealth of Massachusetts to contracts executed in and to be performed in that state, except to the extent that Delaware Law applies to the Merger, in which case Delaware Law shall apply, without reference to conflict of laws principles.

Section 10.8 Consent to Jurisdiction.

(a) EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS OF THE COMMONWEALTH OF MASSACHUSETTS AND TO THE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MASSACHUSETTS, FOR THE PURPOSE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT TO SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED EXCLUSIVELY IN ANY MASSACHUSETTS STATE OR FEDERAL COURT SITTING IN THE CITY OF BOSTON. EACH OF PARENT, THE COMPANY AND MERGER SUB AGREES THAT A FINAL JUDGMENT IN ANY ACTION OR, PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

(b) EACH OF PARENT, THE COMPANY AND MERGER SUB IRREVOCABLY CONSENTS TO THE SERVICE OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS IN ANY OTHER ACTION OR PROCEEDING RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ON BEHALF OF ITSELF OR ITS PROPERTY, BY THE PERSONAL DELIVERY OF COPIES OF SUCH

PROCESS TO SUCH PARTY. NOTHING IN THIS SECTION 10.8 SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

Section 10.9 Headings; Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word “include,” “includes,” or “including” appears in this Agreement, it shall be deemed in each instance to be followed by the words “without limitation.” Unless context otherwise clearly requires, whenever used in this Agreement: (i) the word “day” or “year” means a calendar day or year unless otherwise specified; (ii) the word “sale” shall include lease, performance of commercial services or similar commercial transaction; (iii) the word “notice” shall mean notice in writing (whether or not specifically stated) and shall include notices and other written communications contemplated under this Agreement; (iv) provisions that require that a party or parties to “agree,” “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter or otherwise; (v) words of any gender include the other gender; (vi) words using the singular or plural number also include the plural or singular number, respectively; and (vii) references to any specific law, rule or regulation, or article, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement law, rule or regulation thereof.

Section 10.10 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.11 Fees and Expenses. Except as provided in Sections 2.5(e) and 8.3(a) hereof, all costs and expenses incurred in connection with this Agreement and the Merger by the Company or the Participating Rights Holders shall be paid by the Company and the Participating Rights Holders, respectively, subject to the provisions of Section 9.2(h). All costs and expenses incurred in connection with this Agreement and the Merger by Parent or Merger Sub shall be paid by Parent.

Section 10.12 Amendment. This Agreement may be amended prior to the Effective Time only by an instrument in writing, duly authorized by the Company Board, executed by Parent or its designee, the Merger Sub, the Company and the members of the Stockholder Representative Committee. This Agreement may be amended subsequent to the Effective Time only by an instrument in writing executed by Parent, the Surviving Corporation and the members of the Stockholder Representative Committee.

Section 10.13 Parent Guarantee. Parent hereby guarantees the performance of Merger Sub of its obligations under this Agreement.

Section 10.14 Waiver. At any time prior to the Effective Time, Parent and the Company may agree to (a) extend the time for the performance of any obligation or other act of the other (including, in the case of Parent, the Merger Sub) party hereto, (b) waive any inaccuracy in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other, as the case may be, with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

[The remainder of the page is intentionally left blank.]

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the members of the Stockholder Representative Committee have duly executed this Agreement and Plan of Merger and Reorganization as an instrument under seal as of the date first above written.

CYTYC CORPORATION

By:	/s/ Patrick J. Sullivan
Name:	Patrick J. Sullivan
Title:	President and Chief Executive Officer

ADMIRAL ACQUISITION CORP.

By:	/s/ Patrick J. Sullivan
Name:	Patrick J. Sullivan
Title:	President and Chief Executive Officer

ADIANA, INC.

By:	/s/ Paul Goeld
Name:	Paul Goeld
Title:	President & CEO

STOCKHOLDER REPRESENTATIVE COMMITTEE

/s/ David L. Douglass
Name:	David L. Douglass

/s/ Douglas Kelly
Name:	Douglas Kelly

/s/ Joan P. Neuscheler
Name:	Joan P. Neuscheler

LIST OF EXHIBITS

Exhibit A	Certificate of Merger (Delaware)

Exhibit B	Escrow Agreement

Exhibit C	Proprietary Information and Inventions Agreement

Exhibit D	Form of Legal Opinion of Wilson Sonsini Goodrich & Rosati

Exhibit E	Form of Legal Opinion of Bingham McCutchen LLP

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